

06033902
P.E. 1-31-06
RECD S.E.C.
APR 2 1 2006
1088
1-9494
Tiffany & Co
PROCESSED
MAY 0 2 2006
THOMSON FINANCIAL

TIFFANY & CO. YEAR-END REPORT 2005

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2006

NOTICE OF 2006 ANNUAL MEETING AND PROXY STATEMENT



TIFFANY & CO.

727 FIFTH AVENUE
NEW YORK, NEW YORK 10022
212 755 8000

March 28, 2006

Dear Stockholder:

We invite you to attend the Annual Meeting of Stockholders of Tiffany & Co. on Thursday May 18, 2006, at 10:00 a.m. in the Roof/Penthouse of the St. Regis Hotel, 2 East 55th Street at Fifth Avenue, New York, NY.

As a stockholder, your participation in the affairs of Tiffany & Co. is important, regardless of the number of shares that you hold. Therefore, whether or not you are able to personally attend, please vote your shares as soon as possible by completing and returning the enclosed proxy card, by calling the telephone number listed on the card or by accessing the Internet site to vote electronically.

This report marks a change in format for us, in which you will now find our Annual Report on Form 10-K followed by our Proxy Statement for the 2006 Annual Meeting within a single binding. Our objective is to provide current and potential stockholders with all the necessary information in one convenient location. We hope you find it helpful.

Fiscal 2005 was a year of solid financial performance. We recorded strong increases in sales and operating earnings, and our investors benefited from a 20% increase in Tiffany's stock price.

Net sales increased 9% to $2.4 billion thanks to 5% comparable store sales growth, new store openings and stronger sales in Japan as the year progressed.

In the U.S., we opened four TIFFANY & CO. stores – in Carmel and Pasadena, California, San Antonio, Texas and Naples, Florida. In Japan, we added stores in Osaka and Yokohama, and five underperforming locations were closed. We also opened a store in Brisbane, Australia and a third location in Paris, France.

We launched e-commerce sites in Canada and Japan, adding to our successful Internet businesses in the U.S. and the U.K.

In specialty retail, we opened four IRIDESSE stores, which offer exclusive and fashionable pearl jewelry at affordable prices. We also opened three LITTLE SWITZERLAND stores to serve the Caribbean tourist market.

It was another very successful year for our product development efforts. We introduced a wide range of new designs and collections, creating both excitement and broadening the appeal of our merchandise assortment. Notable successes included the platinum and diamond SWING collection and the extension of the LEGACY ring collection featuring diamonds and colored stones. The highly recognizable and popular 1837 and ATLAS collections contributed importantly to the growth of gold and silver jewelry sales.

Our marketing communications initiatives were particularly effective in 2005. Our messages were both stylish and fresh and spoke more directly to women. We were especially pleased by the enormous success of our CELEBRATION campaign. And we made great progress striking the delicate balance between Tiffany as a place for romance and a place for self-purchase.

2005 was a year of significant development in Japan, a market in which Tiffany has underperformed in recent years. We saw improved results in the second half of the year which we attribute to in-store initiatives in sales training and visual merchandising, new products and active customer communication. Although work remains, we believe we are on a path of sustainable growth.

Sharply rising costs for precious metals and diamonds were a challenge, but we responded with selective price increases and prudent expense management. As a result, our operating margin increased to 16%.

We achieved our bottom-line objective. Net earnings were $255 million, or $1.75 per diluted share, compared with $304 million, or $2.05 per diluted share, in the prior year. Earnings did include tax benefits related to the repatriation provisions of the American Jobs Creation Act of 2004 and prior-year results did benefit from a sizable gain on the sale of our equity investment in Aber Diamond Corporation. But when both of these items are excluded, Tiffany achieved healthy year-to-year growth.

Our balance sheet remains robust. In recent years, we have invested heavily in capital projects and inventory to support growth initiatives and deepen product offerings. Our results now reflect those investments and we will continue to benefit from increased capabilities and capacity in internal manufacturing, distribution and product sourcing. We look forward to further improvements in asset productivity and a more modest rate of investments in those areas.

Strong cash flow enabled us to repurchase 3.8 million shares of stock and Tiffany's Board of Directors increased our quarterly dividend by 33%.

In closing, Tiffany's growth strategies remain effective – to expand our channels of distribution, to complement our product offerings with new designs, to increase our control over product supply, to enhance customer awareness, and to provide a superior shopping experience. We appreciate your support as we pursue appropriate opportunities to serve our customers better, a supportive environment for our employees and sustainable value for our stockholders.

Sincerely,

Michael J. Kowalski

Chairman of the Board and Chief Executive Officer

James E. Quinn

President

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts, percentages and retail locations)	2005	2004	Increase (Decrease)
NET SALES	$ 2,395,153	$ 2,204,831	9%
WORLDWIDE COMPARABLE STORE SALES INCREASE (ON A CONSTANT-EXCHANGE-RATE BASIS) *	5%	4%	
EARNINGS FROM OPERATIONS	$ 382,705	$ 294,529	30 %
AS A PERCENTAGE OF NET SALES	15.9%	13.4%	
NET EARNINGS	$ 254,655	$ 304,299	(16)%
AS A PERCENTAGE OF NET SALES	10.6%	13.8%	
NET EARNINGS PER DILUTED SHARE	$ 1.75	$ 2.05	(15)%
WEIGHTED-AVERAGE NUMBER OF DILUTED COMMON SHARES	145,578	148,093	
RETURN ON AVERAGE ASSETS	9.4%	12.0%	
RETURN ON AVERAGE STOCKHOLDERS' EQUITY	14.4%	19.2%	
TOTAL DEBT-TO-EQUITY RATIO	25.8%	25.9%	
CASH FLOWS FROM OPERATING ACTIVITIES	$ 262,691	$ 130,853	101 %
CASH DIVIDENDS PAID PER SHARE	$ 0.30	$ 0.23	30 %
COMPANY-OPERATED TIFFANY & CO. STORES AND BOUTIQUES	154	151	

** See Non-GAAP Measures section in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of GAAP to non-GAAP measures.*

All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

Financial information for 2004 includes the effect of the Company's sale of its equity investment in Aber Diamond Corporation (see Note D to Consolidated Financial Statements).

Tiffany & Co. Year-End Report 2005

Table of Contents

Annual Report on Form 10-K for the fiscal year ended January 31, 2006

Proxy Statement for the 2006 Annual Meeting of Stockholders

Corporate Information



(This page intentionally left blank.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission file no. 1-9494

TIFFANY & CO.

(Exact name of registrant as specified in its charter)

Delaware	**13-3228013**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
727 Fifth Avenue, New York, New York	**10022**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(212)755-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	New York Stock Exchange
Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Annual Report on Form10-K or any amendment to this Annual Report on Form10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One).

Large Accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 29, 2005 the aggregate market value of the registrant's voting and non-voting stock held by non-affiliates of the registrant was approximately $4,793,702,819 using the closing sales price on this day of $34.03. See Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. As of March 24, 2006, the registrant had outstanding 142,567,901 shares of its common stock, $.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE.

The following documents are incorporated by reference into this Annual Report on Form 10-K: Registrant's Proxy Statement Dated April 14, 2006 (Part III).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including information incorporated herein by reference, contains certain "forward-looking statements" concerning the Registrant's objectives and expectations with respect to store openings, sales, retail prices, gross profit, expenses, earnings per share, inventory performance, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. Statements beginning with such words as "believes", "intends", "plans", and "expects" include forward-looking statements that are based on management's expectations given facts as currently known by management on the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission. All forward-looking statements involve risks, uncertainties and assumptions that, if they never materialize or prove incorrect, could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

The statements in this Annual Report on Form 10-K are made as of the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission and the Registrant undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changes in expectations or otherwise.

PART I

Item 1. Business.

a) General history of business.

Registrant (also referred to as the "Company") is the parent corporation of Tiffany and Company ("Tiffany"). Charles Lewis Tiffany founded Tiffany's business in 1837. He incorporated Tiffany in New York in 1868. Registrant acquired Tiffany in 1984 and completed the initial public offering of Registrant's Common Stock in 1987.

b) Financial information about industry segments.

Registrant's segment information for the fiscal years ended January 31, 2006, 2005 and 2004 is stated in Item 8. Financial Statements and Supplementary Data (Note R. "Segment Information").

c) Narrative description of business.

As used below, the terms "Fiscal 2005", "Fiscal 2004" and "Fiscal 2003" refer to the fiscal years ended on January 31, 2006, 2005 and 2004, respectively. Registrant is a holding company, and conducts all business through its subsidiary corporations.

DISTRIBUTION AND MARKETING

Channels of Distribution

For financial reporting purposes, Registrant categorizes its sales as follows:

U.S. Retail consists of retail sales transacted in Tiffany-operated stores in the United States and non-Internet, business-to-business sales within the United States (see U.S. Retail below);

International Retail consists of both retail and wholesale sales of TIFFANY & CO. merchandise to customers located outside the United States, as well as a limited amount of business-to-business and Internet sales (see International Retail below);

Direct Marketing consists of U.S. Internet, direct mail catalog and business-to-business Internet sales transacted by Tiffany (see Direct Marketing below); and

Other consists of sales transacted under trademarks and tradenames other than TIFFANY & CO. (i.e., LITTLE SWITZERLAND and IRIDESSE). Other also includes wholesale sales of diamonds that were found unsuitable for Tiffany's production by Tiffany's diamond sourcing and manufacturing operations (see Other below).

Products

Registrant's principal product category is jewelry. It also sells timepieces, sterling silver goods (other than jewelry), china, crystal, stationery, fragrances and personal accessories.

Tiffany offers an extensive selection of TIFFANY & CO. brand jewelry at a wide range of prices. In Fiscal 2005, 2004 and 2003 approximately 82%, 82% and 81%, respectively, of Registrant's net sales were

attributable to TIFFANY & CO. brand jewelry. Designs are developed by employees, suppliers, independent designers and independent "name" designers. See Designer Licenses below.

Retail Sales of TIFFANY & CO. Jewelry by Category*

Category	% to total U.S. Retail Sales 2005	% to total U.S. Retail Sales 2004	% to total U.S. Retail Sales 2003	% to total Japan Retail Sales 2005	% to total Japan Retail Sales 2004	% to total Japan Retail Sales 2003
A	30%	28%	25%	26%	24%	23%
B	15%	14%	13%	30%	29%	28%
C	9%	10%	9%	12%	13%	13%
D	29%	29%	30%	22%	24%	26%

A) This category includes most gemstone jewelry and gemstone band rings, other than engagement jewelry. Most jewelry in this category is constructed of platinum, although gold was used in approximately 18% of pieces in the U.S. and approximately 9% of pieces in Japan in 2005. Most items in this category contain diamonds, other gems or both. The average U.S. price-point for goods sold in 2005 for merchandise in this category was $3,692 in the U.S. and $2,105 in Japan.

B) This category includes diamond rings and wedding bands marketed to brides and grooms. Most jewelry in this category is constructed of platinum, although gold was used in approximately 5% of pieces in the U.S. and approximately 1% of pieces in Japan in 2005. Most sales in this category are of items containing diamonds. The average U.S. price-point for goods sold in 2005 for merchandise in this category was $4,214 in the U.S. and $1,625 in Japan.

C) This category generally consists of non-gemstone, gold or platinum jewelry, although small gems are used as accents in some pieces. The average U.S. price-point for goods sold in 2005 for merchandise in this category was $953 in the U.S. and $945 in Japan.

D) This category generally consists of non-gemstone, sterling silver jewelry, although small gems are used as accents in some pieces. The average U.S. price-point for goods sold in 2005 for merchandise in this category was $187 in the U.S. and $215 in Japan.

* Men's jewelry is not included in any category discussed above. Certain reclassifications have been made to conform to current-year presentations.

In addition to jewelry, the Company sells TIFFANY & CO. brand merchandise in the following categories: timepieces and clocks; sterling silver merchandise, including flatware, hollowware (tea and coffee services, bowls, cups and trays), trophies, key holders, picture frames and desk accessories; stainless steel flatware; crystal, glassware, china and other tableware; custom engraved stationery; writing instruments; and fashion accessories. Fragrance products are sold under the trademarks TIFFANY, PURE TIFFANY and TIFFANY FOR MEN. Tiffany also sells other brands of timepieces and tableware in its U.S. stores.

Products sold by Registrant in the Other channel of distribution include jewelry, timepieces and clocks and decorative items sold under trademarks and tradenames other than TIFFANY & CO., although a small amount of TIFFANY & CO. brand merchandise is sold through Little Switzerland.

U.S. Retail

New York Flagship Store. Tiffany's New York Flagship store on Fifth Avenue accounts for a significant portion of the Company's sales and is the focal point for marketing and public relations efforts. Approximately 10% of total Company net sales for Fiscal 2005, 2004 and 2003 were attributable to the New York Flagship store's retail sales.

U.S. Branch Stores. On January 31, 2006, in addition to its New York Flagship store, Tiffany had 58 branch stores in the United States. Most of Tiffany's U.S. branch stores display a representative selection of merchandise, but none of them maintains the extensive selection carried by the New York Flagship store.

Store Locations	Fiscal Year Opened	Store Locations	Fiscal Year Opened
San Francisco, California	1963	Seattle, Washington	1998
Houston, Texas	1963	Scottsdale, Arizona	1998
Beverly Hills, California	1964	Century City, California	1999
Chicago, Illinois	1966	Dallas (NorthPark), Texas	1999
Atlanta, Georgia	1969	Boca Raton, Florida	1999
Dallas, Texas	1982	Tamuning, Guam	1999
Boston, Massachusetts	1984	Old Orchard (Skokie), Illinois	2000
Costa Mesa, California	1988	Maui (Wailea), Hawaii	2000
Philadelphia, Pennsylvania	1990	Greenwich, Connecticut	2000
Vienna, Virginia	1990	Portland, Oregon	2000
Palm Beach, Florida	1991	Tampa, Florida	2001
Honolulu (Ala Moana), Hawaii	1992	Santa Clara (San Jose), California	2001
San Diego, California	1992	Honolulu (Waikiki), Hawaii	2002
Troy, Michigan	1992	Bellevue, Washington	2002
Bal Harbour, Florida	1993	East Hampton, New York	2002
Maui, Hawaii	1994	St. Louis, Missouri	2002
Oak Brook, Illinois	1994	Orlando, Florida	2002
King of Prussia, Pennsylvania	1995	Coral Gables, Florida	2003
Short Hills, New Jersey	1995	Tumon Bay (DFS), Guam	2003
White Plains, New York	1995	Palm Desert, California	2003
Hackensack, New Jersey	1996	Walnut Creek, California	2003
Chevy Chase, Maryland	1996	Edina, Minnesota	2004
Charlotte, North Carolina	1997	Kansas City, Missouri	2004
Chestnut Hill, Massachusetts	1997	Palm Beach Gardens, Florida	2004
Cincinnati, Ohio	1997	Westport, Connecticut	2004
Palo Alto, California	1997	Carmel, California	2005
Denver, Colorado	1998	Naples, Florida	2005
Las Vegas, Nevada	1998	Pasadena, California	2005
Manhasset, New York	1998	San Antonio, Texas	2005

Expansion of U.S. Retail Operations. Management currently contemplates opening new TIFFANY & CO. branch stores in the United States at the rate of approximately three to five per year. Management

regularly evaluates potential markets for new TIFFANY & CO. stores with a view to the demographics of the area to be served, consumer demand and the proximity of other luxury brands and existing TIFFANY & CO. locations. Management recognizes that over-saturation of any market could diminish the distinctive appeal of the TIFFANY & CO. brand, but believes that there are a significant number of locations remaining in the United States that meet the requirements of a TIFFANY & CO. location, particularly for 5,000 square foot format stores. See Item 2. Properties below for further information concerning U.S. Retail store leases.

Business-to-Business Sales Division[1]. Tiffany's Business Sales Division sales executives call on business clients throughout the United States, selling products drawn from the retail product line and items specially developed or sourced for the business market, including trophies and items designed for the particular customer. Price allowances are given to business account holders for certain purchases. Business Sales Division customers have typically purchased for business gift giving, employee service and achievement recognition awards, customer incentives and other purposes. Products and services are marketed through an organization of approximately 115 persons, through advertising in newspapers and business periodicals and through the publication of special catalogs.

International Retail

The following tables set forth locations operated by Registrant's subsidiaries.

Europe	
England: London, Old Bond Street	Germany: Frankfurt
England: London, Royal Exchange	Germany: Munich
England: London, Harrods Department Store	Italy: Florence
England: London, Sloane Street	Italy: Milan
France: Paris, Rue de la Paix	Italy: Rome
France: Paris, Printemps Department Store	Switzerland: Zurich
France: Paris, Galeries Lafayette	

Canada and Central/South America	
Canada: Toronto	Mexico: Puebla, Palacio Store
Brazil: Sao Paulo, Jardins	Mexico: Mexico City, Palacio Store, Polanco
Brazil: Sao Paulo, Iguatemi Shopping Center	Mexico: Mexico City, Masaryk
Mexico: Mexico City, Palacio Store, Perisur	Mexico: Monterrey (open 2/06)

[1] In the second quarter of 2005, the Company placed responsibility for U.S. non-Internet business-to-business sales within the U.S. Retail channel and, consequently, now reports non-Internet business-to-business sales in the U.S. Retail channel. In the past, such sales were reported in the Direct Marketing channel, which will continue to report Internet business-to-business transactions.

Japan

Abeno, Kintetsu Department Store
Chiba, Mitsukoshi Department Store *
Fukuoka, Mitsukoshi Department Store *
Ginza, Mitsukoshi Department Store *
Hiroshima, Mitsukoshi Department Store *
Ikebukuro, Mitsukoshi Department Store *
Ikebukuro, Tobu Department Store
Kagoshima, Mitsukoshi Department Store *
Kanazawa, Mitsukoshi *
Kashiwa, Takashimaya Department Store
Kawasaki, Saikaya Department Store
Kobe, Daimaru Department Store
Kochi, Daimaru Department Store
Kokura, Izutsuya Department Store
Koriyama, Usui Department Store
Kumamoto, Tsuruya Department Store
Kyoto, Daimaru Department Store
Kyoto, Takashimaya Department Store
Matsuyama, Mitsukoshi Department Store *
Mito, Keisei Department Store (open 3/06)
Nagoya Hoshigaoka, Mitsukoshi Dept. Store *
Nagoya, Mitsukoshi *
Nagoya, Takashimaya Department Store
Nihonbashi, Mitsukoshi Department Store *
Niigata, Mitsukoshi Department Store *
Oita, Tokiwa Department Store
Okayama, Tenmaya Department Store
Okinawa, Mitsukoshi Department Store *
Osaka, Takashimaya Department Store
Osaka, Umeda
Sagamihara, Isetan Department Store
Sapporo, Mitsukoshi Department Store *
Sapporo, Daimaru Department Store
Sendai, Mitsukoshi Department Store *
Shinjuku, Isetan Department Store
Shinjuku, Mitsukoshi Department Store *
Shinsaibashi, Sogo Department Store
Shizuoka, Matsuzakaya Department Store
Tachikawa, Isetan Department Store
Takamatsu, Mitsukoshi Department Store *
Takasaki, Takashimaya Department Store
Tamagawa, Takashimaya Department Store
Tokyo Bay, Ikspiari *
Tokyo, Ginza Flagship Store *
Tokyo, Marunouchi
Tottori, Daimaru Department Store
Umeda, Daimaru Department Store
Utsunomiya, Tobu Department Store
Wakayama, Kintetsu Department Store
Yokohama, Landmark Plaza, Mitsukoshi *
Yokohama, Takashimaya Department Store
Yonago, Takashimaya Dept. Store (open 3/06)

*Operated by Registrant's Subsidiaries with Mitsukoshi Ltd.

Asia-Pacific Excluding Japan

Australia: Brisbane, Queensplaza
Australia: Melbourne, Collins Street
Australia: Sydney, Castlereagh Street
China: Beijing, The Peninsula Palace Hotel
China: Shanghai, Jiu Guang City Plaza
Hong Kong: Hong Kong International Airport
Hong Kong: International Finance Center
Hong Kong: The Landmark Center
Hong Kong: Pacific Place
Hong Kong: The Peninsula Hotel
Hong Kong: Sogo Department Store
Korea: Busan, Paradise Hotel
Korea: Seoul, Galleria Luxury Hall East Dept. Store
Korea: Seoul, Hyundai Department Store
Korea: Seoul, Hyundai Coex Department Store
Korea: Seoul, Lotte Downtown Department Store
Korea: Seoul, Lotte World
Malaysia: Suria KLCC
Singapore: Ngee Ann City
Singapore: Raffles Hotel
Taiwan: Kaohsiung, Hanshin Department Store
Taiwan: Taipei, The Regent Hotel
Taiwan: Taipei, Sogo Department Store
Taiwan: Taichung, Sogo Department Store
Taiwan: Taipei, Taipei Financial Center

Business with Mitsukoshi. On August 1, 2001, Registrant's wholly-owned subsidiary, Tiffany & Co. Japan Inc. ("Tiffany-Japan"), entered into agreements with Mitsukoshi Ltd. of Japan ("Mitsukoshi"). These agreements continued long-standing commercial relationships that Registrant and its affiliated companies had with Mitsukoshi. These agreements will expire on January 31, 2007.

In Fiscal 2005, 2004 and 2003, respectively, total sales in Japan of TIFFANY & CO. merchandise represented 20%, 22% and 24% of Registrant's net sales. Sales recorded in retail locations operated in connection with Mitsukoshi accounted for 10%, 12% and 14% of Registrant's net sales in those years.

Tiffany-Japan has merchandising and marketing responsibilities in the operation of TIFFANY & CO. boutiques in Mitsukoshi's stores and other locations throughout Japan. Mitsukoshi acts for Tiffany-Japan in the sale of merchandise. Tiffany-Japan owns the merchandise and recognizes as revenues the retail price charged to the ultimate consumer in Japan. Tiffany-Japan establishes retail prices, bears the risk of currency fluctuation, provides one or more brand managers in each boutique, controls merchandising and display within the boutiques, manages inventory and controls and funds all advertising and publicity programs with respect to TIFFANY & CO. merchandise. Mitsukoshi provides and maintains boutique facilities and assumes retail credit and certain other risks.

Mitsukoshi provides retail staff in "Standard Boutiques" and Tiffany-Japan provides retail staff in "Concession Boutiques." At present, there are 9 Standard Boutiques, 10 Concession Boutiques and the Tokyo Flagship store, which is operated with Mitsukoshi. See below for further information about the Tokyo Flagship store. Risk of inventory loss varies depending on whether the boutique is a Standard Boutique or a Concession Boutique. Mitsukoshi bears responsibility for loss or damage to the merchandise in Standard Boutiques and Tiffany-Japan bears the risk in Concession Boutiques.

Mitsukoshi retains a portion (the "basic portion") of the net retail sales made in TIFFANY & CO. Boutiques. The basic portion varies depending on the type of Boutique and the retail price of the merchandise involved. From February 1, 2003 through the expiration of the 2001 Agreement, the highest basic portion available to Mitsukoshi will be 23% in any Standard Boutique and not less than 16% for any Concession Boutique.

Tiffany-Japan also pays Mitsukoshi an incentive fee of 5% of the amount by which boutique sales increase above "Target Sales" calculated on a per-boutique basis. Target Sales means a year-to-year increase that is greater than the lesser of (i) 10% or (ii) a sales goal set by Tiffany-Japan.

In June 2003, through its purchase of a trust beneficiary interest, Registrant's Japanese affiliate acquired the land and building housing the 12,000 gross square foot TIFFANY & CO. store located in Tokyo's Ginza shopping district (the "Tokyo Flagship store"). The Tokyo Flagship store is leased by Tiffany-Japan to Mitsukoshi. Tiffany-Japan bears all costs of operating the premises. Tiffany-Japan selects and furnishes merchandise for display in the Tokyo Flagship store, prices the merchandise for retail sale, bears all risk of loss until the merchandise is sold to a customer and determines all issues of display, packaging, signage and advertising. Mitsukoshi acts for Tiffany-Japan in the sale of the merchandise, collects and holds the sales proceeds, makes credit available to customers, bears all credit losses and provides its point-of-sale transaction processing system (the "POS System"). Tiffany-Japan provides all necessary staff other than employees provided by Mitsukoshi in connection with the POS System. Management of the Tokyo Flagship store, other than with respect to the POS System, is the responsibility of Tiffany-Japan. After compensating Tiffany-Japan on a percentage-of-sales basis for rent and staffing, Mitsukoshi is allocated 3% of net sales made in the Tokyo Flagship store.

International Internet Sales. In Fiscal 2001, the Company launched its U.K. website at www.tiffany.com/uk to allow for purchases of TIFFANY & CO. merchandise in England, Wales, Northern Ireland and Scotland. In Fiscal 2005, the Company extended e-commerce purchase capabilities for such merchandise to Japan and Canada through websites at www.tiffany.co.jp and www.tiffany.ca. The scope and selection of merchandise offered for purchase on these International websites is comparable to the selection offered on the U.S. website. See U.S. Internet Sales below.

International Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in markets in the Central/Latin/South American, Caribbean, Canadian, Asia-Pacific, Russian and Middle Eastern regions. Such sales represented approximately 2% of net sales in Fiscal 2005. Management anticipates continued expansion of international wholesale distribution in Central/Latin/South American, Caribbean and Asia-Pacific regions as markets are developed.

Expansion of International Retail Operations. Registrant expects to continue to open TIFFANY & CO. stores in locations outside the United States and to selectively expand its channels of distribution in important markets around the world without compromising the long-term value of the TIFFANY & CO. trademark. However, the timing and success of this program will depend upon many factors, including Registrant's ability to obtain suitable retail space on satisfactory economic terms and the extent of consumer demand for TIFFANY & CO. products in overseas markets. Such demand varies from market to market.

The Company's commercial relationship with Mitsukoshi and Mitsukoshi's ability to continue as a leading department store operator have been and will continue to be substantial factors in the Company's continued success in Japan. Presently, TIFFANY & CO. boutiques are located in 20 Mitsukoshi department stores and other retail locations operated with Mitsukoshi in Japan. The Company also operates 30 locations primarily in department stores other than Mitsukoshi, within Japan.

The arrangements with other Japanese department stores are substantially similar to the Company's relationship with Mitsukoshi, with varying fees from store to store. In recent years, the Japanese department store industry has, in general, suffered declining sales. There is a risk that such financial difficulties will force consolidations or store closings. Should one or more Japanese department store operators elect or be required to close one or more stores now housing a TIFFANY & CO. boutique, the Company's sales and earnings would be reduced while alternate premises were being obtained.

Tiffany began its ongoing program of international expansion through proprietary retail stores in 1986 with the establishment of the London Flagship store.

The chart on the following page details the growth in TIFFANY & CO. stores and boutiques since Fiscal 1987 on a worldwide basis:

Worldwide TIFFANY & CO. Retail Locations Operated by Registrant's Subsidiary Companies

End of Fiscal:	U.S.	Canada, Central/Latin/ South Americas	Europe	Japan	Other Asia-Pacific	Total
1987	8	0	2	0	0	10
1988	9	0	3	0	1	13
1989	9	0	5	0	2	16
1990	12	0	5	0	3	20
1991	13	1	7	0	4	25
1992	16	1	7	7	4	35
1993	16	1	6	37*	5	65
1994	18	1	6	37	7	69
1995	21	1	6	38	9	75
1996	23	1	6	39	12	81
1997	28	2	7	42	17	96
1998	34	2	7	44	17	104
1999	38	3	8	44	17	110
2000	42	4	8	44	21	119
2001	44	5	10	47	20	126
2002	47	5	11	48	20	131
2003	51	7	11	50	22	141
2004	55	7	12	53	24	151
2005	59	7	13	50	25	154

*Prior to July 1993 many TIFFANY & CO. boutiques in Japan were operated by Mitsukoshi (ranging from 21 in 1987 to 29 in 1993). See Business with Mitsukoshi above.

Direct Marketing

U.S. Internet Sales. Tiffany distributes a selection of more than 2,800 products through its website at www.tiffany.com for purchase in the United States. Sales for transactions made on websites outside the U.S. are reported in the International Retail channel of distribution. Business account holders may make gift purchases through the Company's website at www.tiffanyforbusiness.com. Price allowances are given to eligible business account holders for certain purchases on the Tiffany for Business website.

Catalogs. Tiffany also distributes catalogs of selected merchandise to its proprietary list of customers and to mailing lists rented from third parties. SELECTIONS® catalogs are published, supplemented by COLLECTIONS and other catalogs.

The following table sets forth certain data with respect to mail, telephone and Internet order operations for the periods indicated:

	2005	2004	2003
Number of names on U.S. catalog mailing and U.S. Internet lists at fiscal year-end (consists of U.S. customers who purchased by mail, telephone or Internet prior to the applicable date):	2,821,638	2,440,622	2,237,349
Total U.S. catalog mailings during fiscal year (in millions):	24.4	26.3	24.9
Total U.S. mail, telephone or Internet orders received during fiscal year:	704,221	672,325	728,525

Other

This channel of distribution includes the consolidated results of existing businesses that sell merchandise under trademarks and tradenames other than TIFFANY & CO. In Fiscal 2004, the Company also initiated, through this channel of distribution, wholesale sales of diamonds that were found to be unsuitable for Tiffany's needs.

Registrant believes that the sale of merchandise, under trademarks and tradenames other than TIFFANY & CO., offers an opportunity to achieve incremental growth in sales and earnings without diminishing the distinctive appeal of the TIFFANY & CO. brand. Businesses to be developed or acquired for this channel have been and will be chosen with a view to more fully exploit Registrant's established infrastructure for distribution and manufacturing of luxury products, store development and brand management.

Little Switzerland, Inc. In October 2002, the Company, through a subsidiary, completed the acquisition of all the shares of Little Switzerland, Inc., a specialty retailer of brand name watches, jewelry, china, crystal and giftware. LITTLE SWITZERLAND stores are located on nine Caribbean islands (Bahamas (2); Cayman Islands (1); Puerto Rico (1); St. Thomas (3); St. Maarten/St. Martin (3); St. John (1); Aruba (6); Curacao (1); and Barbados (1)) and in Florida (Key West (3); and Sunrise (1)) and Alaska (Skagway (1); Juneau (1); and Ketchikan (1)), and appeal primarily to tourists from the United States. Little Switzerland sells primarily non-TIFFANY brand products, but certain stores carry selected TIFFANY & CO. merchandise. See Item 2. Properties under LITTLE SWITZERLAND Retail Store Leases below for further information concerning LITTLE SWITZERLAND retail store leases.

Iridesse, Inc. In Fiscal 2004, the Company organized a new retail subsidiary, under the name Iridesse, Inc., to engage exclusively in the design and retail sale of pearl jewelry in the United States. In Fiscal 2004, Iridesse opened its first retail boutiques in Short Hills, New Jersey and McLean, Virginia. In Fiscal 2005, Iridesse opened stores in Schaumburg, Illinois; King of Prussia, Pennsylvania; White Plains, New York and Boca Raton, Florida. See Item 2. Properties under IRIDESSE Retail Store Leases below for further information concerning IRIDESSE retail store leases.

Wholesale Diamond Sales. In Fiscal 2004, the Company commenced the sale of diamonds that were found unsuitable for Tiffany's needs. Diamonds that do not meet Tiffany's quality standards are sold to third parties through the Other channel of distribution. The Company's objective from such sales is to recoup its original costs, thereby earning minimal, if any, gross margin on those transactions.

ADVERTISING AND PROMOTION

Registrant regularly advertises, primarily in newspapers and magazines, and periodically conducts product promotional events. In Fiscal 2005, 2004 and 2003, Registrant spent approximately $137.5 million, $135.0 million and $122.4 million, respectively, on worldwide advertising, which include costs for media, production, catalogs, promotional events and other related items.

Public Relations (promotional) activity is a significant aspect of Registrant's business. Management believes that Tiffany's image is enhanced by a program of charity sponsorships, grants and merchandise donations. Donations are also made to The Tiffany & Co. Foundation, a private foundation organized to support 501(c)(3) charitable organizations with efforts concentrated in arts education and preservation and environmental conservation. Tiffany also engages in a program of retail promotions and media activities to maintain consumer awareness of the Company and its products. Each year, Tiffany publishes its well-known Blue Book which showcases jewelry and other merchandise. John Loring, Tiffany's Design Director, is the author of numerous books featuring TIFFANY & CO. products. Registrant considers these and other promotional efforts important in maintaining Tiffany's image.

TRADEMARKS

The designations TIFFANY® and TIFFANY & CO.® are the principal trademarks of Tiffany, as well as serving as tradenames. Through its subsidiaries, the Company has obtained and is the proprietor of trademark registrations for TIFFANY and TIFFANY & CO., as well as the TIFFANY BLUE BOX® and the color TIFFANY BLUE® for a variety of product categories in the United States and in other countries.

Tiffany maintains a program to protect its trademarks and institutes legal action where necessary to prevent others either from registering or using marks which are considered to create a likelihood of confusion with the Company or its products.

Tiffany has been generally successful in such actions and management considers that its United States trademark rights in TIFFANY and TIFFANY & CO. are strong. However, use of the designation TIFFANY by third parties (often small companies) on unrelated goods or services, frequently transient in nature, may not come to the attention of Tiffany or may not rise to a level of concern warranting legal action.

Tiffany actively pursues those who counterfeit or sell counterfeit TIFFANY & CO. goods through civil action and cooperation with criminal law enforcement agencies. However, counterfeit TIFFANY & CO. goods remain available in many markets and the cost of enforcement is expected to continue to rise. In the past two years, there has been an increase in the availability of counterfeit goods, predominantly silver jewelry, in various markets by street vendors and small retailers and on the Internet.

The continued availability of counterfeit goods within these various markets has the potential, in the long term, to devalue the TIFFANY brand.

In July 2004, Tiffany initiated a civil proceeding against eBay, Inc. in the Federal District Court for the Southern District of New York, alleging direct and contributory trademark infringement, unfair competition, false advertising and trademark dilution. Tiffany seeks damages and injunctive relief stemming from eBay's alleged assistance and contribution to the offering for sale, advertising and promotion, in the United States, of counterfeit TIFFANY jewelry and any other jewelry or merchandise which bears the TIFFANY trademark and is dilutive or confusingly similar to the TIFFANY trademarks.

Despite the general fame of the TIFFANY and TIFFANY & CO. name and mark for the Company's products and services, Tiffany is not the sole person entitled to use the name TIFFANY in every category in every

country of the world; third parties have registered the name TIFFANY in the United States in the food services category, and in a number of foreign countries in respect of certain product categories (including, in a few countries, the categories of fragrance, cosmetics, jewelry, clothing and tobacco products) under circumstances where Tiffany's rights were not sufficiently clear under local law, and/or where management concluded that Tiffany's foreseeable business interests did not warrant the expense of litigation.

DESIGNER LICENSES

Tiffany has been the sole licensee for jewelry designed by Elsa Peretti, Paloma Picasso and the late Jean Schlumberger since Fiscal 1974, 1980 and 1956, respectively.

In Fiscal 2005, Tiffany became the sole licensee for jewelry designed by the architect, Frank Gehry. The Gehry collection will be made available for retail sale in the first quarter of Fiscal 2006.

Ms. Peretti and Ms. Picasso retain ownership of copyrights for their designs and of their trademarks and exercise approval rights with respect to important aspects of the promotion, display, manufacture and merchandising of their designs. Tiffany is required by contract to devote a portion of its advertising budget to the promotion of their respective products; each is paid a royalty by Tiffany for jewelry and other items designed by them and sold under their respective names. Written agreements exist between Ms. Peretti and Tiffany and between Ms. Picasso and Tiffany but may be terminated by either party following six months notice to the other party. Tiffany is the sole retail source for merchandise designed by Ms. Peretti worldwide; however, she has reserved by contract the right to appoint other distributors in markets outside the United States, Canada, Japan, Singapore, Australia, Italy, the United Kingdom, Switzerland and Germany. In Fiscal 1992, Tiffany acquired trademark and other rights necessary to sell the designs of the late Mr. Schlumberger under the TIFFANY-SCHLUMBERGER trademark.

The designs of Ms. Peretti accounted for 13%, 14% and 15% of the Company's net sales in Fiscal 2005, 2004 and 2003, respectively. Merchandise designed by Ms. Picasso accounted for 4% of the Company's net sales in Fiscal 2005, 2004 and 2003. Registrant's operating results could be adversely affected were it to cease to be a licensee of either of these designers or should its degree of exclusivity in respect of their designs be diminished.

MERCHANDISE PURCHASING, MANUFACTURING AND RAW MATERIALS

Merchandise offered for sale by the Company is supplied from Tiffany's jewelry and silver goods manufacturing facilities in Cumberland, Rhode Island; Cranston, Rhode Island; Pelham and Mount Vernon, New York; the hollowware manufacturing facility in Tiffany's Retail Service Center and through purchases and consignments from others. It is Registrant's long-term objective to continue its expansion of Tiffany's internal manufacturing operations. However, it is not expected that Tiffany will ever manufacture all of its needs. Factors to be considered in its decision to outsource manufacturing include product quality, gross margin improvement, access to or mastery of various jewelry-making skills and technology, support for alternative capacity and the cost of capital investments.

The following table shows Tiffany's sources of jewelry merchandise, based on cost, for the periods indicated:

	2005	2004	2003
Finished Goods produced by Tiffany*	65%	63%	57%
Finished Goods purchased from others	35%	37%	43%
	100%	100%	100%

*Includes raw materials provided by Tiffany to subcontractors.

Almost all non-jewelry items are purchased from third-party vendors.

Purchases of Polished Gemstones. Gems and precious metals used in making Tiffany's jewelry may be purchased from a variety of sources. Most purchases of such materials are from suppliers with which Tiffany enjoys long-standing relationships.

Products containing one or more diamonds of varying sizes, including diamonds used as accents, side-stones and center-stones, accounted for approximately 46%, 43% and 40% of Tiffany's net sales in Fiscal 2005, 2004 and 2003, respectively. Products containing one or more diamonds of one carat or larger accounted for 10%, 8% and 8% of net sales in each of those years, respectively.

Tiffany purchases cut diamonds principally from seven key vendors. Were trade relations between Tiffany and one or more of these vendors to be disrupted, the Company's sales would be adversely affected in the short term until alternative supply arrangements could be established. Diamonds of one carat or greater that meet the quality demands of the Company, on a relative basis, are more difficult to acquire than smaller diamonds. Established sources for smaller stones would be more easily replaced in the event of a disruption in supply than could sources for larger stones.

Sourcing diamonds for the engagement business is increasingly difficult because of supply limitations; at times, Tiffany is not able to maintain a comprehensive assortment of diamonds in each retail location due to the broad assortment of sizes, colors, clarity grades and cuts demanded by customers.

Except as noted above, Tiffany believes that there are numerous alternative sources for gems and precious metals and that the loss of any single supplier would not have a material adverse effect on its operations.

Purchases of Rough Diamonds. Until Fiscal 2003, the Company did not purchase rough diamonds. In Fiscal 1999, the Company made a 14.7% equity investment ($70,636,000) in Aber Diamond Corporation ("Aber"), a publicly-traded company headquartered in Canada, by purchasing 8 million unregistered shares of its common stock. In Fiscal 2004, the Company sold this investment. Aber holds a 40% interest in the Diavik Diamond Mine in Northwest Canada. Under the Company's continuing diamond purchase agreement with Aber, Tiffany is obligated to purchase at least $50 million in diamonds annually, if available, (in assortments of diamonds expected to cut/polish to Tiffany's quality standards) during the next eight years.

The supply and price of rough (uncut and unpolished) diamonds in the principal world markets have been and continue to be significantly influenced by a single entity, the Diamond Trading Company (the "DTC"), an affiliate of De Beers S.A., the Luxembourg-based holding company of the De Beers Group. However, the role of the DTC is rapidly changing and that change has greatly affected, and will continue to affect, traditional channels of supply in the markets for rough and cut diamonds. The DTC continues to supply a significant portion of the world market for rough, gem-quality diamonds, notwithstanding

that its historical ability to control worldwide production supplies has been significantly diminished due to changing politics in diamond-producing countries and revised contractual arrangements with other diamond mine operators. Responding to pressure from the European Commission, in Fiscal 2005 the DTC entered into commitments for a three-year phase-out of purchases of rough diamonds from the world's second largest producer, ALROSA Company Limited, which accounts for over 98% of Russian diamond production. Russia is the second largest diamond producing country in the world, in value, after Botswana. The DTC maintains separate arrangements to purchase and distribute diamonds produced in Botswana. The DTC's three-year phase-out commitments with ALROSA are anticipated to make additional rough diamonds available for competitive bid. There is no assurance that Tiffany will be able to purchase such diamonds. The DTC no longer maintains a reserve of diamonds as a mechanism to control available supplies. Nonetheless, the DTC continues to exert a significant influence on the demand for polished diamonds through advertising and marketing efforts throughout the world and through the requirements it imposes on those who purchase rough diamonds from the DTC ("sight-holders").

In Fiscal 2004, the Company made an investment in a joint venture that owns and operates a diamond polishing facility in South Africa and is a sight-holder. Some, but not all, of Tiffany's suppliers are DTC sight-holders, and it is estimated that a significant portion of the diamonds that Tiffany has purchased have had their source with the DTC.

The Company expects to continue to purchase rough diamonds from Aber, the DTC and other sellers through its affiliated companies. The Company sorts, processes, and cuts/polishes some diamonds purchased from Aber and other sellers. Other diamonds are provided to contractors for cutting/polishing and return. In conducting these activities, it is the Company's intention to supply Tiffany's needs for cut/polished diamonds to as great an extent as possible. The Company will strive to minimize the number of rough or cut stones that do not meet Tiffany's quality standards and must be sold to third parties; however, some such sales are inevitable and have been conducted through Registrant's Other channel of distribution. The Company's objective from such sales is to recoup its original costs, thereby earning minimal, if any, gross margin on those transactions.

Worldwide Availability of Diamonds. The availability and price of diamonds to the DTC, Tiffany and Tiffany's suppliers may be, to some extent, dependent on the political situation in diamond-producing countries, the opening of new mines and the continuance of the prevailing supply and marketing arrangements for rough diamonds. As a consequence of changes in the sight-holder system and increased competition in the retail diamond trade, substantial competition exists for rough diamonds, which resulted in significant increases in diamond prices in Fiscal 2004 and 2005. Sustained interruption in the supply of rough diamonds, an over-abundance of supply or a substantial change in the marketing arrangements described above could adversely affect Tiffany and the retail jewelry industry as a whole. Changes in the marketing and advertising policies of the DTC and its direct purchasers could affect consumer demand for diamonds. Additionally, an affiliate of the DTC has formed a joint venture with an affiliate of a major luxury goods retailer for the purpose of retailing diamond jewelry. This joint venture has become a competitor of Tiffany. Further, the DTC has encouraged its sight-holders to engage in diamond brand development, which may also increase demand for diamonds and affect the supply of diamonds in certain categories.

Increasing attention has been focused within the last few years on the issue of "conflict" diamonds. Conflict diamonds are extracted from war-torn geographic regions and sold by rebel forces to fund insurrection. Allegations have been made in the press that diamond trading is used as a source of funds to further terrorist activities. Concerned participants in the diamond trade, including Tiffany and non-government organizations, seek to exclude such diamonds, which represent a small fraction of the

world's supply, from legitimate trade through an international system of certification and legislation. It is expected that such efforts will not substantially affect the supply of diamonds.

Manufactured diamonds have become available in small quantities. Although significant questions remain as to the ability of producers to produce manufactured diamonds economically within a full range of sizes and natural diamond colors, and as to consumer acceptance of manufactured diamonds, it is possible that manufactured diamonds may become a factor in the market. Should manufactured diamonds come into the market in significant quantities at prices significantly below those for natural diamonds of comparable quality, the price for natural diamonds may fall unless consumers are willing to pay a premium for natural diamonds. Such a price decline could affect the price that Tiffany is able to obtain for its products. Also, a significant decline in the price of natural diamonds may affect the economics of diamond mining, causing some mining operations to become uneconomic; this, in turn, could lead to shortages in natural diamonds.

Finished Jewelry. Finished jewelry is purchased from approximately 85 manufacturers, most of which have long-standing relationships with Tiffany. Tiffany believes that there are alternative sources for most jewelry items; however, due to the craftsmanship involved in certain designs, Tiffany would have difficulty in finding readily available alternatives in the short term.

Watch Components. Components for TIFFANY & CO. brand timepieces are manufactured and assembled by third parties. Approximately half of net watch sales during Fiscal 2005 were attributable to a single manufacturer. Nearly all movements for Tiffany's new MARK line of watches are purchased from a single manufacturer. The loss of this manufacturer could result in the unavailability of timepieces during the period necessary for Tiffany to arrange for new production.

COMPETITION

TIFFANY & CO. stores encounter significant competition in all product lines. Some competitors specialize in just one area in which Tiffany is active. Many competitors have established worldwide, national or local reputations for style, quality, expertise and customer service similar to Tiffany and compete on the basis of that reputation. Other jewelers and retailers compete primarily through advertised price promotion. Tiffany competes on the basis of its reputation for high quality products, brand recognition, customer service and distinctive value-priced merchandise and does not engage in price promotional advertising. See Merchandise Purchasing, Manufacturing and Raw Materials above.

Competition for engagement jewelry sales is particularly fierce and becoming more so. The rise of the Internet and increased use of diamond condition reports issued by independent gemological associations have given rise to the mistaken impression amongst certain consumers that diamonds are commodity items and that significant quality differences do not exist. Tiffany's price for diamonds reflects the rarity of the stones it offers and the rigid parameters it exercises with respect to the cut, clarity and other quality factors which increase the beauty of Tiffany diamonds, but also increase Tiffany's cost. Tiffany competes in this market by stressing quality, while some competitors offer inferior diamonds claiming they are comparable, but at lesser prices.

The international marketplace for Tiffany's products is highly competitive. Although the Company believes that the name TIFFANY & CO. is known internationally, and although Tiffany did operate retail stores in London and Paris prior to World War II, Tiffany did not have a retail presence in Europe in the post-war era until 1986. Accordingly, consumer awareness of Tiffany and its products is not as strong in Europe as in the U.S. or in Japan, where Tiffany has distributed its products for many years. Management expects that TIFFANY & CO. stores in overseas markets will continue to experience intense competition from established retailers.

Registrant also faces increasing competition in the area of direct marketing. A growing number of direct sellers compete for access to the same mailing lists of known purchasers of luxury goods. Tiffany currently distributes selected merchandise through its websites and anticipates continuing competition in this area as the technology evolves. Tiffany does not offer diamond engagement jewelry through its website, while certain of Tiffany's competitors do. Nonetheless, Tiffany will seek to maintain and improve its position in the Internet marketplace by refining and expanding its merchandise selection and services.

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

EMPLOYEES

As of January 31, 2006, the Registrant's subsidiary corporations employed an aggregate of approximately 8,100 full-time and part-time persons. Of those employees, approximately 5,700 are employed in the United States. Of the total number of employees, approximately 2,800 persons are salaried employees, approximately 1,300 are engaged in manufacturing and approximately 4,000 are retail store personnel. Approximately 20 of the total number of Registrant's subsidiary's employees in the Caribbean are represented by unions, approximately 45 of the total number of Registrant's subsidiary's employees in South Africa are represented by unions and approximately 340 of the total number of Registrant's subsidiaries' employees in Vietnam are represented by unions. None of Registrant's unionized employees are employed in the U.S. Registrant believes that relations with its employees and these unions are good.

AVAILABLE INFORMATION

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Tiffany & Co. and other companies that file materials with the SEC electronically. You may also obtain copies of the Company's annual reports on Form 10-K, Forms 10-Q and Forms 8-K, free of charge on the Company's website at www.tiffany.com.

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Item 1A. Risk Factors.

As a jeweler and specialty retailer, the Registrant's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes, including changes in consumer preferences for certain jewelry styles and materials. However, certain assumptions are specific to the Registrant and/or the markets in which it operates.

The following assumptions, among others, are "risk factors" which could affect the likelihood that the Registrant will achieve the objectives and expectations communicated by management:

(i) that low or negative growth in the economy or in the financial markets, particularly in the U.S. and Japan, will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries";

(ii) that consumer spending does not decline substantially during the fourth quarter of any year;

(iii) that unsettled regional and/or global conflicts or crises do not result in military, terrorist or other conditions creating disruptions or disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Registrant operates retail stores nor to the Registrant's continuing ability to operate in those regions;

(iv) that sales in Japan will not decline substantially;

(v) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar;

(vi) that Mitsukoshi and other department store operators in Japan, in the face of declining or stagnant department store sales, will not close or consolidate stores which have TIFFANY & CO. retail locations;

(vii) that Mitsukoshi will continue as a leading department store operator in Japan;

(viii) that existing product supply arrangements, including license arrangements with third-party designers Elsa Peretti and Paloma Picasso, will continue;

(ix) that the wholesale and retail market for high-quality rough and cut diamonds will provide continuity of supply and pricing within the quality grades, colors and sizes that customers demand;

(x) that the Registrant's diamond supply initiatives achieve their financial and strategic objectives;

(xi) that the Registrant's gross margins in Japan and for diamond products can be maintained in the face of increased competition from traditional and e-commerce retailers;

(xii) that the Registrant is able to pass on higher costs of raw materials to consumers through price increases;

(xiii) that the sale of counterfeit products does not significantly undermine the value of the Registrant's trademarks and demand for the Registrant's products;

(xiv) that new and existing stores and other sales locations can be leased, re-leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis;

(xv) that the Registrant can achieve satisfactory results from any current and future businesses into which it enters that are operated under trademarks or tradenames other than TIFFANY & CO.; and

(xvi) that the Registrant's expansion plans for retail and direct selling operations and merchandise development, production and management can continue to be executed without meaningfully diminishing the distinctive appeal of the TIFFANY & CO. brand.

Item 1B. Unresolved Staff Comments.

NONE

Item 2. Properties.

Registrant both owns and leases its principal operating facilities and occupies its various store premises under lease arrangements that are generally on a two to ten-year basis.

NEW YORK FLAGSHIP STORE

In November 1999, Tiffany purchased the land and building housing its Flagship store at 727 Fifth Avenue in New York City which it had leased since 1984. The building was originally constructed for Tiffany in 1940 but was later sold by Tiffany and leased back. It was designed to be a retail store for Tiffany and is believed to be well located for this function. Currently, approximately 40,000 gross square feet of this 124,000 square foot building are devoted to retail sales, with the balance devoted to administrative offices, certain product services, jewelry manufacturing and storage. In Fiscal 2000, Tiffany commenced a multi-year renovation and reconfiguration project to increase the store's selling space and provide additional floor space for customer service and special exhibitions. An additional selling floor was opened in November 2001 and renovations of three other floors were completed by the end of Fiscal 2004. Tiffany anticipates completion of its renovation plans during Fiscal 2006.

LONDON FLAGSHIP STORE

In October 2002, Registrant purchased a corporation owning the building housing its Flagship TIFFANY & CO. store at 25/25A Old Bond Street in London and the adjacent building at 15 Albermarle Street. The London store had been leased since Fiscal 1986 and was expanded to its current 15,200 gross square feet in 1991. In Fiscal 2004, a renovation and reconfiguration plan commenced to increase the store's interior selling space by approximately 60%. The renovation plan will occur in several phases through Fiscal 2006.

TOKYO FLAGSHIP STORE

In June 2003, through its purchase of a trust beneficiary interest, Registrant's Japanese affiliate acquired the land and building housing the TIFFANY & CO. Flagship store in Tokyo's Ginza shopping district. The 61,000 square foot, nine-story building houses retail, restaurant and office tenants, including the TIFFANY & CO. store located on the street level, second and third floors. Prior to its purchase, the Tokyo Flagship store had been leased. It is subleased by Tiffany-Japan to Mitsukoshi. The store was expanded to its current 12,000 gross square feet in Fiscal 1999.

RETAIL SERVICE CENTER

In April 1997, construction of the Retail Service Center ("RSC") in the Township of Parsippany-Troy Hills in New Jersey was completed and Tiffany commenced operations. The RSC comprises approximately 370,000 square feet, of which approximately 186,000 square feet are devoted to office and computer operations use, with the balance devoted to warehousing, shipping, receiving, light manufacturing, merchandise processing and other distribution functions. The RSC specializes in receipt of merchandise from around the world and replenishment of retail stores. Registrant believes that the RSC has been properly designed to handle worldwide distribution functions and that it is suitable for that purpose.

In September 2005, Tiffany entered into a purchase and sale agreement pursuant to which it sold and conveyed the RSC. Under the terms of the agreement, the purchaser paid Tiffany $75,000,000 and entered into a long term lease with Tiffany for the RSC. The Lease expires in 2025, subject to Tiffany's option to extend the term of the Lease for two 10-year renewal periods.

CUSTOMER FULFILLMENT CENTER

In Fiscal 2001 Tiffany entered into a ground lease of undeveloped property in Hanover Township, New Jersey in order to construct and occupy a Customer Fulfillment Center ("CFC") to manage the warehousing and processing of direct-to-customer orders and to perform other distribution functions. Construction of the CFC was completed and Tiffany commenced operations at this facility in September 2003 under a temporary certificate of occupancy. A permanent certificate of occupancy is anticipated when the landlord completes certain corrective work to the property to the satisfaction of the Township. Tiffany and the landlord have a dispute over the landlord's entitlement to reimbursement of certain costs associated with the landlord's site work and landlord's performance of such work. The CFC is approximately 266,000 square feet; an area of approximately 34,500 square feet that is devoted to office use and the balance of which is devoted to warehousing, shipping, receiving, merchandise processing and other warehouse functions.

MANUFACTURING FACILITY – CUMBERLAND, RHODE ISLAND

Tiffany's manufacturing facility in Cumberland, Rhode Island commenced operations in May 2001. It is a 100,000 square foot facility that was specially designed and constructed for Tiffany for the manufacture of jewelry. It produces a significant portion of the silver, gold and platinum jewelry and silver accessory items sold under the TIFFANY & CO. trademark.

MANUFACTURING FACILITY – CRANSTON, RHODE ISLAND

On January 31, 2003, Tiffany purchased a warehouse facility and land located in Cranston, Rhode Island. During Fiscal 2003, Tiffany renovated the 75,000 square foot building to process metals for use in jewelry manufacturing.

MANUFACTURING FACILITIES – WESTCHESTER COUNTY, NEW YORK

On July 1, 1997, Tiffany entered into a lease for a 34,280 square foot manufacturing facility in Pelham, New York, to expire on June 30, 2008. In Fiscal 2004, Tiffany modified the lease to add an additional 10,200 square feet to the lease, subject to the original expiration date.

On February 16, 2005, Tiffany purchased approximately 22,000 square feet of space to be used as a manufacturing facility for jewelry setting in Mount Vernon, New York.

TIFFANY & CO. - U.S. AND INTERNATIONAL BRANCH RETAIL STORE LEASES

The following table provides a reconciliation of Company-operated TIFFANY & CO. stores and boutiques:

2005	United States	Japan	Other Countries	Total
Beginning of year	55	53	43	151
Opened, net of relocations	4	2	2	8
Closed	–	(5)	–	(5)
End of year	59	50	45	154

2004	United States	Japan	Other Countries	Total
Beginning of year	51	50	40	141
Opened, net of relocations	4	4	3	11
Closed	–	(1)	–	(1)
End of year	55	53	43	151

U.S. TIFFANY & CO. Retail Branch Store Leases

In Fiscal 2005, Tiffany leased and operated 58 retail branch locations in the U.S. totaling 427,000 gross square feet devoted to retail selling and operations (not including the New York Flagship store). Tiffany retail branch stores range from approximately 1,300 to 18,000 gross square feet with an average retail store size of approximately 7,400 gross square feet. Management currently contemplates the opening of new TIFFANY & CO. branch stores in the United States at the rate of approximately three to five per year. Prior to Fiscal 1993, an average of approximately 45% of the floor space in each branch store was devoted to retail selling. Stores opened between Fiscal 1993 and Fiscal 2001 generally range from approximately 4,000 to 7,000 gross square feet and are designed to devote approximately 60-70% of total floor space to retail selling. Branch stores opened after Fiscal 2001 are generally smaller, approximately 5,000 gross square feet, and display primarily jewelry and timepieces, with a select assortment of china and crystal giftware. The East Hampton, Palm Desert and Carmel locations, ranging from approximately 3,000 to 4,000 gross square feet in size, represent the first three "resort" stores.

New U.S. TIFFANY & CO. Retail Branch Store Leases. In addition to the U.S. leases described above, Registrant has entered into the following new leases for domestic stores expected to open in Fiscal 2006: a 10-year lease for a 5,200 gross square foot store in Nashville, Tennessee, a 10-year lease for a 4,900 gross square foot store in Indianapolis, Indiana, a 10-year lease for a 3,000 gross square foot store in Atlantic City, New Jersey, and a 10-year lease for a 3,900 gross square foot store in Tucson, Arizona.

International TIFFANY & CO. Retail Branch Store Leases

In Fiscal 2005, Registrant operated 95 retail locations internationally totaling approximately 278,000 gross square feet devoted to retail selling and operations. Outside of Japan, Registrant operates 45 international retail stores ranging from approximately 500 to 15,000 gross square feet with an average retail store size of approximately 3,200 gross square feet. In Fiscal 2005 Registrant operated 50 retail locations in Japan ranging from approximately 800 to 12,000 gross square feet with an average retail store size of approximately 2,700 gross square feet.

New International TIFFANY & CO. Retail Branch Store Leases. In addition to the International locations listed above, Registrant has entered into the following new leases for International branch stores expected to open in Fiscal 2006: a 5-year lease for a 2,100 gross square foot store in Macau, a 4-year lease for a 1,900 gross square foot store in Beijing, China, a 3-year lease for a 700 gross square foot store in Shanghai, China, a 3-year lease for a 1,500 gross square foot store in Monterrey, Mexico, a 10-year lease for a 4,700 gross square foot store in Vancouver, British Columbia, and a 10-year lease for a 2,400 gross square foot store in Vienna, Austria.

In Fiscal 2006, Registrant's Japanese affiliate entered into contractual obligations with the Takashimaya and Keisei Department stores in Yonago and Mito, Japan, respectively, for the operation of concession boutiques within said department stores of an area comprising approximately 1,500 gross square feet in Yonago, Japan and 3,000 gross square feet in Mito, Japan.

LITTLE SWITZERLAND Retail Store Leases

In Fiscal 2005, Little Switzerland leased and operated 26 retail locations in the U.S. and Caribbean totaling approximately 67,000 gross square feet devoted to retail selling and operations. Little Switzerland's retail store leases range from approximately 250 to 6,000 gross square feet of selling space with an average retail store size of approximately 2,600 gross square feet. Little Switzerland leases most of its retail store locations for an average of five years, with two exercisable five-year renewal options. Little Switzerland has four pending lease renewals in 2006.

IRIDESSE Retail Store Leases

In Fiscal 2005, Iridesse leased and operated six retail locations in the U.S. totaling approximately 9,000 gross square feet devoted to retail selling and operations. Iridesse retail stores range from approximately 1,300 to 1,700 gross square feet with an average retail store size of approximately 1,500 gross square feet. Iridesse rents its retail store locations under standard shopping mall leases, which may contain minimum rent escalations, for an average term of ten years. Iridesse leases are all directly or indirectly guaranteed by Registrant. There are no pending lease expirations or renewals in Fiscal 2006.

New IRIDESSE Store Leases. In addition to the U.S. leases described above, Iridesse has entered into 10-year leases for stores averaging 1,500 gross square feet in Aventura, Florida; Tampa, Florida and Atlantic City, New Jersey.

Item 3. Legal Proceedings.

Registrant and Tiffany are from time to time involved in routine litigation incidental to the conduct of Tiffany's business, including proceedings to protect its trademark rights, litigation with parties claiming infringement of their intellectual property rights by Tiffany, litigation instituted by persons alleged to have been injured upon premises within Registrant's control and litigation with present and former employees and customers. Although litigation with present and former employees is routine and incidental to the conduct of Tiffany's business, as well as for any business employing significant numbers of U.S.-based employees, such litigation can result in large monetary awards when a civil jury is allowed to determine compensatory and/or punitive damages for actions claiming discrimination on the basis of age, gender, race, religion, disability or other legally protected characteristic or for termination of employment that is wrongful or in violation of implied contracts. However, Registrant believes that litigation currently pending to which it or Tiffany is a party or to which its properties are subject will be resolved without any material adverse effect on Registrant's financial position, earnings or cash flows.

On or about July 1, 2004, both Tiffany and the landlord of Tiffany's Customer Fulfillment Center ("River Park") requested arbitration of the parties' continuing dispute over their respective obligations surrounding completion of River Park's site work (*Tiffany and Company v. River Park Business Center, Inc., American Arbitration Association*). In connection with the arbitration, River Park's then pending civil claim in the Superior Court of New Jersey (Morris County), River Park Business Center, Inc. v. Tiffany and Company, was dismissed in September 2004.

In the arbitration, Tiffany asserts River Park's continuing breach of its obligations to complete Landlord's Work by the close of Fiscal 2001, as originally required under the Ground Lease, and to obtain timely site plan approval from the Township of Hanover. Tiffany seeks damages stemming from River Park's continuous delays in completing its obligations, which damages Tiffany contends are in excess of $1,000,000. In its arbitration complaint, River Park seeks an unspecified amount in damages alleging entitlement to reimbursement of grading costs and excess installation costs of the landfill gas venting system. See Item 1. Business under Trademarks for disclosure on *Tiffany and Company v. eBay, Inc.*

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended January 31, 2006.

See Item 13. Certain Relationships and Related Transactions for information on the Executive Officers of the Registrant as incorporated by reference from Registrant's Proxy Statement dated April 14, 2006, pages PS-17-18.

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PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Registrant's Common Stock is traded on the New York Stock Exchange. In consolidated trading, the high and low selling prices per share for shares of such Common Stock for Fiscal 2005 were:

	High	Low
First Fiscal Quarter	$ 35.25	$ 29.53
Second Fiscal Quarter	$ 34.84	$ 28.60
Third Fiscal Quarter	$ 41.47	$ 33.11
Fourth Fiscal Quarter	$ 43.80	$ 37.47

On March 24, 2006, the high and low selling prices quoted on such exchange were $39.08 and $38.75, respectively. On March 24, 2006 there were 7,487 record holders of Registrant's Common Stock.

In consolidated trading, the high and low selling prices per share for shares of such Common Stock for Fiscal 2004 were:

	High	Low
First Fiscal Quarter	$ 43.26	$ 35.44
Second Fiscal Quarter	$ 39.78	$ 32.38
Third Fiscal Quarter	$ 35.94	$ 27.00
Fourth Fiscal Quarter	$ 32.76	$ 29.47

It is Registrant's policy to pay a quarterly dividend on the Registrant's Common Stock, subject to declaration by Registrant's Board of Directors. In Fiscal 2004, a dividend of $0.05 per share of Common Stock was paid on April 12, 2004, and dividends of $0.06 per share of Common Stock were paid on July 12, 2004, October 11, 2004 and January 10, 2005. In Fiscal 2005, a dividend of $0.06 per share of Common Stock was paid on April 11, 2005, and dividends of $0.08 per share of Common Stock were paid on July 11, 2005, October 11, 2005 and January 10, 2006.

In calculating the aggregate market value of the voting stock held by non-affiliates of the Registrant shown on the cover page of this Annual Report on Form 10-K, 1,518,325 shares of Registrant's Common Stock beneficially owned by the executive officers and directors of the Registrant (exclusive of shares which may be acquired on exercise of employee stock options) were excluded, on the assumption that certain of those persons could be considered "affiliates" under the provisions of Rule 405 promulgated under the Securities Act of 1933.

The following table contains the Company's stock repurchases of equity securities in the fourth quarter of Fiscal 2005:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs*	(d) Maximum Number (or Approximate Dollar Value) of Shares, (or Units) that May Yet Be Purchased Under the Plans or Programs*
November 1, 2005 to November 30, 2005	–	–	–	$294,640,000
December 1, 2005 to December 31, 2005	–	–	–	$294,640,000
January 1, 2006 to January 31, 2006	469,050	$39.39	469,050	$276,166,000
TOTAL	469,050	$39.39	469,050	$276,166,000*

* The current stock repurchase program authorizes the Company to repurchase up to $400,000,000 of its Common Stock through open market or private transactions. The current program expires on March 30, 2007.

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Item 6. Selected Financial Data.

The following table sets forth selected financial data, certain of which have been derived from the Company's audited financial statements for fiscal 2001-2005:

(in thousands, except per share amounts, percentages, ratios, retail locations and employees)	2005	2004	2003	2002	2001
EARNINGS DATA					
Net sales	$ 2,395,153	$ 2,204,831	$ 2,000,045	$ 1,706,602	$ 1,606,535
Gross profit	1,342,340	1,230,573	1,157,382	1,011,448	943,477
Earnings from operations	382,705	294,529	355,519	319,197	309,897
Net earnings	254,655	304,299	215,517	189,894	173,587
Net earnings per diluted share	1.75	2.05	1.45	1.28	1.15
Weighted-average number of diluted common shares	145,578	148,093	148,472	148,591	150,517
BALANCE SHEET AND CASH FLOW DATA					
Total assets	$ 2,777,272	$ 2,666,118	$ 2,391,088	$ 1,923,586	$ 1,631,074
Cash and cash equivalents	393,609	187,681	248,665	156,197	173,675
Short-term investments	–	139,200	27,450	–	–
Inventories, net	1,060,164	1,057,245	871,251	732,088	611,653
Short-term borrowings and long-term debt (including current portion)	471,676	440,563	486,859	349,659	270,967
Stockholders' equity	1,830,913	1,701,160	1,468,200	1,208,049	1,036,945
Working capital	1,334,233	1,208,068	952,923	770,481	638,709
Cash flows from operating activities	262,691	130,853	283,842	221,441	241,506
Capital expenditures	157,036	142,321	272,900	219,717	170,806
Stockholders' equity per share	12.85	11.77	10.01	8.34	7.15
Cash dividends paid per share	0.30	0.23	0.19	0.16	0.16
RATIO ANALYSIS AND OTHER DATA					
As a percentage of net sales:					
Gross profit	56.0%	55.8%	57.9%	59.3%	58.7%
Earnings from operations	15.9%	13.4%	17.8%	18.7%	19.3%
Net earnings	10.6%	13.8%	10.8%	11.1%	10.8%
Capital expenditures	6.6%	6.5%	13.6%	12.9%	10.6%
Return on average assets	9.4%	12.0%	10.0%	10.7%	10.9%
Return on average stockholders' equity	14.4%	19.2%	16.1%	16.9%	17.7%
Total debt-to-equity ratio	25.8%	25.9%	33.2%	28.9%	26.1%
Company-operated TIFFANY & CO. stores and boutiques	154	151	141	131	126
Number of employees	8,120	7,341	6,862	6,431	5,938

All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

Financial information for 2005 and 2004 includes the effect of the Company's adoption of SFAS 123R, "Share-Based Payment" (see Note O to Consolidated Financial Statements). In addition, 2004 includes the effect of the Company's sale of its equity investment in Aber Diamond Corporation (see Note D to Consolidated Financial Statements).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes. All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

2005 HIGHLIGHTS

- Net sales rose 9% to $2.4 billion. Worldwide comparable store sales rose 5% on a constant-exchange-rate basis (see Non-GAAP Measures).
- Japan retail sales, on a constant-exchange-rate basis, increased 4% in 2005 while comparable store sales were flat after three years of declines. Management believes that the comparable store sales decline was stemmed due to new product introductions, initiatives in sales training and improvements in the economic environment.
- Net earnings decreased 16%, or $50 million, to $255 million. Prior year net earnings were not representative because they benefited from a $125 million gain, net of tax, from the Company's sale of its equity investment in Aber Diamond Corporation ("Aber").
- The Company repatriated $178 million in accumulated earnings from foreign affiliates, which resulted in a lower effective tax rate.
- Company-operated square footage of TIFFANY & CO. stores increased 2%. The Company added eight retail locations – four in the U.S., two in Japan and one each in Australia and France. In addition, five existing locations were closed in Japan.
- E-commerce sites were launched in Canada and Japan.
- The Company sold and leased back its Retail Service Center (a distribution and administrative office facility) and received proceeds of $75 million.
- The Board of Directors increased the annual dividend rate by 33%.
- The Company repurchased 3.8 million shares of its Common Stock.

NON-GAAP MEASURES

The Company's reported net sales reflect either a translation-related benefit from strengthening foreign currencies or a detriment from a strengthening U.S. dollar.

The Company reports information in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Internally, management monitors the sales performance of its international stores and boutiques on a non-GAAP basis that eliminates the positive or negative effects that result from translating international sales into U.S. dollars ("constant-exchange-rate basis"). Management uses this constant-exchange-rate measure because it believes it is a more representative assessment of the sales performance of its international stores and boutiques and provides better comparability between reporting periods.

The Company's management does not, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The Company presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate the Company's operating results.

The following tables reconcile net sales percentage increases (decreases), versus the prior year, from the GAAP to the non-GAAP basis:

	2005			2004		
Net Sales	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis
Worldwide	9%	–	9%	10%	2%	8 %
U.S. Retail	9%	–	9%	10%	–	10 %
International Retail	5%	(2)%	7%	10%	6%	4 %
Japan Retail	–	(4)%	4%	1%	6%	(5)%
Other Asia-Pacific	17%	3 %	14%	27%	4%	23 %
Europe	4%	(3)%	7%	23%	11%	12 %

	2005			2004		
Comparable Store Sales	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis
Worldwide	4 %	(1)%	5 %	7 %	3 %	4 %
U.S. Retail	7 %	–	7 %	10 %	–	10 %
International Retail	–	(2)%	2 %	3 %	6 %	(3)%
Japan Retail	(4)%	(4)%	–	(2)%	6 %	(8)%
Other Asia-Pacific	10 %	2 %	8 %	15 %	4 %	11 %
Europe	(2)%	(3)%	1 %	13 %	10 %	3 %

RESULTS OF OPERATIONS

Certain operating data as a percentage of net sales were as follows:

	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	44.0	44.2	42.1
Gross profit	56.0	55.8	57.9
Selling, general and administrative expenses	40.1	42.4	40.1
Earnings from operations	15.9	13.4	17.8
Interest, financing and other income, net	0.5	0.8	0.7
Gain on sale of equity investment	–	8.8	–
Earnings before income taxes	15.4	21.4	17.1
Provision for income taxes	4.8	7.6	6.3
Net earnings	10.6%	13.8%	10.8%

Net Sales

(in thousands)	2005	2004	2003	2005 vs. 2004 Increase	2004 vs. 2003 Increase
U.S. Retail	$ 1,220,683	$ 1,116,845	$ 1,013,034	9%	10%
International Retail	900,689	857,360	781,572	5%	10%
Direct Marketing	157,483	142,508	133,254	11%	7%
Other	116,298	88,118	72,185	32%	22%
	$ 2,395,153	$ 2,204,831	$ 2,000,045	9%	10%

A store's sales are included in "comparable store sales" when the store has been open for more than 12 months. In markets other than Japan, sales of relocated stores are included if the relocation occurs within the same geographical market. In Japan, sales of a new store or boutique are not included if the store was relocated from one department store to another or from a department store to a free-standing location. The results of a store in which the square footage has been expanded or reduced remain in the comparable store base in all markets.

In the second quarter of 2005, the Company placed responsibility for U.S. non-Internet business-to-business sales within the U.S. Retail channel and, consequently, now reports non-Internet business-to-business sales in that channel. In the past, such sales were reported in the Direct Marketing channel, which will continue to report Internet business-to-business transactions. The prior year's amounts affected by the change have been reclassified to conform to the current year presentation.

U.S. Retail. The following table presents the U.S. Retail channel and its components as a percentage of worldwide net sales:

	2005	2004	2003
New York Flagship store	10%	10%	10%
Branch stores	39%	39%	39%
Business-to-business	2%	2%	2%
	51%	51%	51%

U.S. Retail sales increased in 2005 and 2004. The New York Flagship store's sales increased 5% in 2005 and 13% in 2004 and comparable branch store sales increased 7% in 2005 and 9% in 2004. Comparable store sales growth in both years resulted from increases in the average sales amount per transaction. Management attributes the increased amount per transaction to sales of higher-priced merchandise and management's decision to reposition the Company's silver jewelry category toward higher-priced offerings, as well as generally favorable conditions for consumer spending. In 2005, the Company experienced growth across a range of jewelry categories, with especially strong results in jewelry with diamonds which are at price points above the Company's average. In both years, there were increased sales to U.S. customers, which account for the vast majority of U.S. Retail sales, and to foreign tourists especially in the New York Flagship store. The Company opened four new stores in both 2005 and 2004, consistent with its ongoing strategy to open three-five new U.S. stores each year.

International Retail. The following table presents the sales contribution in U.S. dollars of each geographic region within the International Retail channel as a percentage of worldwide net sales:

	2005	2004	2003
Japan	20%	22%	24%
Other Asia-Pacific	8%	7%	6%
Europe	6%	6%	6%
Other	4%	4%	3%
	38%	39%	39%

International Retail sales, on a constant-exchange-rate basis, increased 7% in 2005 and 4% in 2004. When compared with the prior year, the weighted-average U.S. dollar exchange rate was stronger in 2005 and weaker in 2004.

Japan retail sales, on a constant-exchange-rate basis, increased 4% in 2005 and declined 5% in 2004. Comparable store sales were unchanged in 2005 and declined 8% in 2004. Management's operational focus in Japan is on new products, targeted publicity and marketing, the quality of selling locations and selling skills. Although improvements in the Japanese economy were a positive factor, management believes that its focus on the above initiatives has contributed to the improved results in 2005, especially during the second half of the year. However, Japan sales will continue to be affected by increased "luxury-goods" competition.

Japan sales of engagement and other fine jewelry increased in 2005 and 2004, while sales of silver jewelry declined in both years although at a lesser rate in 2005. In 2005, the Company opened two locations and five were closed, consistent with management's intention to enhance the quality of its selling locations in Japan. In 2004, the Company opened four locations and one was closed. The Company also launched an e-commerce website in 2005.

In the Asia-Pacific region outside of Japan, comparable store sales on a constant-exchange-rate basis increased 8% in 2005 due to growth in all markets and 11% in 2004. In Europe, comparable store sales on a constant-exchange-rate basis increased 1% in 2005 and 3% in 2004 due to growth in most markets, largely offset by a sales decline in the United Kingdom.

Store Data. Gross square feet of company-operated TIFFANY & CO. stores increased 2% to 745,000 in 2005, following a 9% increase to 729,000 in 2004. Sales per gross square foot generated by those stores were $2,666 in 2005, $2,546 in 2004 and $2,512 in 2003. Management expects further improvements in sales per square foot primarily due to comparable store sales growth. In addition, the Company's newer U.S. stores use a smaller footprint than historically and are more productive.

The Company's worldwide expansion strategy is to open 8-12 Company-operated TIFFANY & CO. stores and boutiques annually (excluding any closings). Plans in the U.S. for 2006 include opening a store in Nashville, Tennessee; Indianapolis, Indiana; Atlantic City, New Jersey; and Tucson, Arizona. International plans include new stores in Yonago and Mito, Japan; Monterrey, Mexico; Vancouver, British Columbia; Vienna, Austria; Macau; and second stores in Shanghai and Beijing, China.

Direct Marketing. Direct Marketing sales rose in both 2005 and 2004 due to increases in the average order size, which management attributes to a favorable consumer environment and new product introductions. The Company continues to experience increased website traffic and orders, as well as consumers shifting their purchases from catalogs to the Internet. While the number of catalog orders declined in both years, catalogs remain an effective marketing tool for both retail and Internet sales.

Other. Other sales in 2005 and 2004 increased primarily due to wholesale sales of diamonds (such sales commenced in 2004), as well as sales growth in LITTLE SWITZERLAND stores (which represents the majority of Other sales). To a much lesser extent, sales in IRIDESSE stores, which commenced in late 2004, contributed to this channel's sales growth.

Gross Profit

Gross profit as a percentage of net sales ("gross margin") improved in 2005 by 0.2 percentage point and declined in 2004 by 2.1 percentage points. The increase in 2005 was primarily attributable to changes in geographic and product sales mix and selective price increases (0.6 percentage point), partially offset by increased low margin wholesale sales of diamonds (0.5 percentage point). Wholesale diamond sales are made to divest stones that do not meet Tiffany's quality requirements; typically, the Company purchases such stones in mixed lots which are then culled. The decline of 2.1 percentage points in 2004 was primarily attributable to higher inventory costs due to increases in diamond and precious metal prices (1.0 percentage point); changes in geographic and product sales mix away from Japan and silver jewelry and toward higher-priced, lower-margin diamond jewelry (0.6 percentage point); the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" (0.2 percentage point); and costs incurred to expand product distribution and sourcing/manufacturing capacity.

The Company's hedging program (see Note K to Consolidated Financial Statements) uses yen put options to stabilize product costs in Japan over the short-term despite exchange rate fluctuations. The Company adjusts its retail prices in Japan from time to time to address longer-term changes in the yen/dollar relationship and local competitive pricing.

Management's long-term strategy and objectives include achieving product sourcing/manufacturing efficiencies (including direct rough-diamond sourcing and increased internal manufacturing), controlling costs and implementing selective price adjustments in order to maintain the Company's gross margin at, or above, prior year levels.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses increased 3% in 2005. However, excluding several one-time costs in 2004 (a contribution to The Tiffany & Co. Foundation, an impairment charge and exit costs (see below for more details)), SG&A expenses increased 7% in 2005 due to higher labor and benefit costs (representing approximately 50% of the increase) and higher depreciation and occupancy expenses attributable to new stores and variable rent (representing approximately 30% of the increase).

In 2005, the Company recorded $2,201,000 of losses associated with the sale of the Company's equity investment in a retail designer and distributor and $2,115,000 of losses associated with the sale of a glassware manufacturing operation.

SG&A expenses increased 17% in 2004, which included the following expenses that represented approximately half of the increase:

- $25,000,000 contribution to The Tiffany & Co. Foundation. The contribution was made from the proceeds received from the Company's sale of its equity investment in Aber. The Tiffany & Co. Foundation is a non-profit organization that provides grants to other non-profit organizations;
- $19,006,000 due to the early adoption, retroactive to February 1, 2004, of SFAS No. 123R;
- $12,193,000 impairment charge. In accordance with its policy on impairment of goodwill and long-lived assets, the Company identified impairment losses in one of its international retail markets and in one of its specialty retail businesses as a result of store performance and cash flow projections; and
- $2,932,000 of exit costs associated with discontinuing a specialty retail concept that the Company decided not to pursue.

In addition, the Company had higher labor and benefit costs in 2004 (representing approximately 20% of the increase), depreciation and occupancy expenses (representing approximately 15% of the increase) and marketing expenses (representing approximately 10% of the increase).

Management's long-term objective is to reduce the ratio of SG&A expenses to net sales by controlling expenses so that sales growth will result in a higher rate of earnings growth. As a percentage of net sales, SG&A expenses improved 2.3 percentage points in 2005. Excluding the one-time costs in 2004 discussed above, SG&A expenses as a percentage of net sales improved 0.5 percentage point in 2005 due to overall sales growth.

Earnings from Operations

(in thousands)	2005	% of Sales*	2004	% of Sales*	2003	% of Sales*
Earnings (losses) from operations:						
U.S. Retail	$ 268,769	22 %	$ 227,302	20 %	$ 224,149	22 %
International Retail	212,496	24 %	202,260	24 %	213,666	27 %
Direct Marketing	58,542	37 %	47,566	33 %	46,813	35 %
Other	(18,829)	(16)%	(23,290)	(26)%	(8,460)	(12)%
	520,978		453,838		476,168	
Unallocated corporate expenses	(138,273)		(159,309)		(120,649)	
Earnings from operations	$ 382,705		$ 294,529		$ 355,519	

*Percentages represent earnings (losses) from operations as a percentage of each segment's net sales.

Reclassifications were made to prior year's earnings (losses) from operations by segment to conform to the current year presentation and to reflect the revised manner in which management evaluates the performance of segments. (See Note R to Consolidated Financial Statements for further information on the reclassifications that were made).

Earnings from operations rose 30% in 2005. On a segment basis, the ratio of earnings (losses) from operations (before the effect of unallocated corporate expenses and interest, financing and other income, net) to each segment's net sales in 2005 compared with 2004 was as follows:

- U.S. Retail – increased 2 percentage points primarily due to increased sales and gross margin and the leveraging of fixed expenses;
- International Retail – was consistent with the prior year;
- Direct Marketing – increased 4 percentage points primarily due to increased sales and gross margin and the leveraging of fixed expenses;
- Other – decreased loss of 10 percentage points primarily due to the absence of impairment and exit costs incurred in 2004. Excluding these charges from the 2004 loss from operations, the ratio of losses from operations to net sales would have been equal to the prior year.

Earnings from operations declined 17% in 2004. On a segment basis, the ratio of earnings (losses) from operations (before the effect of unallocated corporate expenses and interest, financing and other income, net) to each segment's net sales in 2004 compared with 2003 was as follows:

- U.S. Retail – decreased 2 percentage points primarily due to shifts in product sales mix toward higher-priced, lower margin diamond jewelry and higher inventory costs;
- International Retail – decreased 3 percentage points primarily due to product sales mix, higher inventory costs, increased import tariffs on U.S. manufactured products shipped to Europe and increased SG&A expenses;
- Direct Marketing – decreased 2 percentage points primarily due to lower sales and higher fixed expenses, mostly associated with the Customer Fulfillment Center, a distribution facility, which opened in September 2003 and primarily supports the Direct Marketing segment;
- Other – increased loss of 14 percentage points primarily due to impairment and exit costs incurred in 2004, expenses associated with the start-up and development of new specialty retail concepts and sales of diamonds unsuitable for the Company's production, which earn a minimal to no gross margin.

Each segment's earnings (losses) from operations in 2005 and 2004 were affected by an allocation of the expense associated with the adoption of SFAS No. 123R.

Unallocated corporate expenses include costs related to the Company's administrative support functions, such as information technology, finance, legal and human resources. Unallocated corporate expenses decreased 13% in 2005 and increased 32% in 2004. The 13% decrease in 2005 was primarily due to the $25,000,000 contribution to The Tiffany & Co. Foundation made in 2004, which was partially offset by incremental labor and benefit costs. The 32% increase in 2004 was primarily due to the contribution to The Tiffany & Co. Foundation, as well as incremental labor and benefit costs.

Interest Expense and Financing Costs

Interest expense in 2005 was slightly higher than 2004. Interest expense in 2004 rose over 2003 due to a higher level of average borrowings, a higher weighted-average interest rate and lower capitalized interest on capital expenditures.

Other Income, Net

Other income, net includes interest income, gains/losses on investment activities and foreign currency transactions, and minority interest income/expense. Other income, net increased in 2005 and 2004. The increase in 2005 was primarily due to increased interest income associated with a higher level of average investments and higher interest rates, as well as transaction gains on settlement of foreign payables. The

increase in 2004 was primarily due to increased interest income resulting from a higher level of average investments and increased interest rates, as well as increased minority interest income.

Gain on Sale of Equity Investment

In December 2004, the Company sold its entire investment holdings of eight million shares in Aber, which had been acquired in July 1999, and recorded a pre-tax gain of $193,597,000, or a gain of $125,064,000 net of tax (see Liquidity and Capital Resources).

Provision for Income Taxes

The effective income tax rate was 30.8% in 2005, compared with 35.6% in 2004 and 37.1% in 2003. The decrease in both years was primarily due to benefits associated with the repatriation provisions of the American Jobs Creation Act of 2004 ("AJCA"). The 2004 rate also benefited from the favorable state tax treatment on the gain from the Company's sale of its equity investment in Aber, partly offset by a favorable reserve adjustment in 2003 related to the elimination of certain tax exposures.

The AJCA, which was signed into law on October 22, 2004, created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. This incentive effectively reduces the amount of U.S. Federal income tax due on repatriation. Taking advantage of the AJCA, the Company recorded an income tax benefit of $8,600,000 in 2004 to reflect the Company's plan to repatriate $100,000,000 of accumulated foreign earnings. In 2005, the Company recorded an income tax benefit of $22,588,000 due to the Internal Revenue Service clarifying certain provisions of the AJCA in May 2005, which also resulted in the Company's decision to repatriate additional foreign earnings. The tax benefit to the Company occurred because the Company had previously accrued income taxes on un-repatriated foreign earnings at higher income tax rates. In total, the Company repatriated $178,245,000 of accumulated foreign earnings.

The AJCA provides a two-year transition from the existing Extraterritorial Income Exclusion Act of 2000. The World Trade Organization ("WTO") ruled that this exclusion was an illegal export subsidy. The European Union believes that the AJCA fails to adequately repeal illegal export subsidies because of these transitional provisions and has asked the WTO to review whether these transitional provisions are in compliance with the WTO's prior ruling. Until the final resolution of this matter, management will be unable to predict what impact, if any, this will have on future earnings.

2006 Outlook

Management's financial performance objectives for 2006 are based on the following assumptions:

- Net sales growth of 10%. This objective assumes mid-single-digit worldwide comparable store sales growth on a constant-exchange-rate basis for the full year, including a high-single-digit increase in the U.S. and low-single-digit growth in Japan.
- Gross margin equal to fiscal year 2005.
- Improvement in the ratio of SG&A to net sales.
- Earnings before income taxes growth of at least 12%.
- Effective tax rate of 38%.
- Diluted earnings per share in a range of $1.77 - $1.82.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal and expansion-related working capital requirements and capital expenditure needs. The Company had net cash inflows from operating activities of $262,691,000 in 2005, $130,853,000 in 2004 and $283,842,000 in 2003. The increase in 2005 resulted from increased net earnings after adjustment for the gain on the sale of the equity investment in Aber and smaller growth in inventories, partly offset by increased tax payments largely associated with a gain recognized on the sale of the Company's equity investment in Aber in the fourth quarter of 2004. The decrease in 2004 resulted from a decrease in net earnings, after adjustment for the gain on the sale of the equity investment in Aber, and higher inventory purchases.

Working Capital

Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $1,334,233,000 and 4.7 at January 31, 2006, compared with $1,208,068,000 and 4.0 at January 31, 2005.

Accounts receivable, less allowances, at January 31, 2006 were 7% higher than January 31, 2005. On a 12-month rolling basis, accounts receivable turnover was 19 times in 2005 and 18 times in 2004.

Inventories, net at January 31, 2006 did not change significantly from January 31, 2005. Combined raw material and work-in-process inventories increased 2% and finished goods inventories were approximately unchanged. Changes in foreign currency exchange rates decreased inventories, net by 3% compared to January 31, 2005.

The Company continually strives to improve its inventory management by developing more effective systems and processes for product development, assortment planning, sales forecasting, supply-chain logistics and store replenishment. Management expects a single-digit percentage increase in inventories in 2006.

Capital Expenditures

Capital expenditures were $157,036,000 in 2005, $142,321,000 in 2004 and $272,900,000 in 2003, representing 7%, 6% and 14% of net sales in 2005, 2004 and 2003. In all three years, expenditures were primarily related to the opening, renovation and expansion of stores and distribution facilities and ongoing investments in new systems. In 2003, the Company purchased the land and building housing its Tokyo Flagship store for $140,400,000 (U.S. dollar equivalent at the acquisition date). In 2002, the Company acquired the property housing its Flagship store on Old Bond Street in London and an adjacent building at a total cost of $43,000,000 (U.S. dollar equivalent at the acquisition date), in order to renovate and reconfigure the interior retail selling space. Construction commenced in 2004 and is expected to be completed in 2006 at a cost of approximately $34,000,000.

In 2000, the Company began a multi-year project to renovate and reconfigure its New York Flagship store in order to increase the total sales area by approximately 25%, and to provide additional space for customer service, customer hospitality and special exhibitions. The increase in the sales area was completed in 2001 when the renovated second floor opened to provide an expanded presentation of engagement and other jewelry. The renovated sixth floor that now houses the customer service department opened in 2002. The renovated fourth floor that offers tableware merchandise opened in 2003. The renovated third floor with silver jewelry and accessories opened in 2004. In conjunction with the New York store project, the Company relocated its after-sales service functions and several of its

administrative functions. The Company has spent approximately $89,000,000 to date for the New York store and related projects. Based on current plans, the Company estimates that the overall cost of these projects will be $110,000,000 when completed in 2006.

Based on current plans, management estimates that capital expenditures will be approximately $170,000,000 in 2006.

Acquisitions, Investments and Dispositions

In October 2005, the Company acquired a Vietnamese corporation that specializes in polishing small carat weight diamonds. The price payable by the Company for the entire equity interest in this corporation is $2,000,000, of which $1,200,000 was paid in 2005; the balance will be paid when certain post-acquisition requirements are satisfied but no later than a fixed due date. This acquisition was not significant to the Company's financial position, earnings or cash flows.

The Company has made a $10,000,000 investment ($4,500,000 in 2004 and $5,500,000 in 2005) in a joint venture that owns and operates a diamond polishing facility in South Africa. The Company's interest in, and control over, this venture are such that its results are consolidated with those of the Company and its subsidiaries. The Company expects, through its investment, to gain access to additional supplies of diamonds that meet its quality standards.

In December 2004, the Company sold its entire investment in Aber through a private offering. To gain Aber's consent to the sale, the Company paid a fee and ceded its right to representation on Aber's Board of Directors. Aber, in turn, paid the Company the present value of the right to purchase diamonds at a discount, under a purchase agreement, which obligates the Company to purchase, subject to availability and the Company's quality standards, a minimum of $50,000,000 of diamonds per year through 2013. Inclusive of the payments described above, the Company received proceeds of $278,081,000, net of investment banking and legal fees, related to the sale of its equity investment. A pre-tax gain of $193,597,000 was recognized on the sale of the stock, and $10,843,000 was deferred related to the present value of the discount under the purchase agreement. As the deferred amount represents the present value of the discount, interest will be recorded on the deferred amount, and the undiscounted amount will be recognized as a reduction of inventory costs. The Company used $25,000,000 of the proceeds for a charitable contribution to The Tiffany & Co. Foundation; management used the balance for general corporate purposes, including share repurchases and additional investments to secure a greater supply of rough diamonds. The Company continues to maintain its commercial relationship with Aber through the diamond purchase agreement.

In December 2002, the Company made a $4,000,000 investment in a privately-held company that designs and sells jewelry. In 2004 and 2003, the Company made additional investments of $2,500,000 and $4,500,000. In October 2005, the Company sold its equity interest and recorded a loss of $2,201,000 in SG&A expenses. The Company consolidated those results in its financial statements based on the percentage of ownership and effective control over the direction of the operations of the business.

In September 2005, the Company entered into a sale-leaseback arrangement for its Retail Service Center, a distribution and administrative office facility. The Company received proceeds of $75,000,000 resulting in a gain of $5,300,000, which has been deferred and is being amortized over the lease term. The lease has been accounted for as an operating lease. The lease expires in 2025 and has two ten-year renewal options.

The Company continuously evaluates its manufacturing operations and supply chain to ensure that it has the optimal production mix to support long-term growth needs. In August 2005, the Company sold a

glassware manufacturing operation. The Company recorded a loss of approximately $2,115,000 in SG&A expenses associated with the sale of the operation.

Marketable Securities

The Company invests excess cash in short-term investments and marketable securities. During 2005, 2004 and 2003, the Company purchased $100,234,000, $383,989,000 and $27,450,000 of marketable securities and short-term investments. In addition, the Company received proceeds of $248,228,000 and $237,519,000 during 2005 and 2004 from the sale of marketable securities and short-term investments. There were no sales during 2003.

Dividends

Cash dividends paid were $42,903,000 in 2005, $33,569,000 in 2004 and $27,700,000 in 2003. The dividend payout ratio (dividends as a percentage of net earnings) was 17% in 2005, 11% in 2004 and 13% in 2003. In May 2005, the Company's Board of Directors declared a 33% increase in the quarterly rate on common shares, increasing it from $0.06 per share to $0.08 per share. In May 2004, the Company's Board of Directors declared a 20% increase in the quarterly rate on common shares, increasing it from $0.05 per share to $0.06 per share. In May 2003, the Company's Board of Directors declared a 25% increase in the quarterly rate on common shares, increasing it from $0.04 per share to $0.05 per share.

Stock Repurchases

In March 2005, the Company's Board of Directors approved a stock repurchase program ("2005 Program") that authorized the repurchase of up to $400,000,000 of the Company's Common Stock through March 2007 by means of open market or private transactions. The 2005 Program replaced and terminated an earlier program. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as price and other market conditions.

The Company's stock repurchase activity was as follows:

(in thousands, except per share amounts)	2005	2004	2003
Cost of repurchases	$ 132,816	$ 86,732	$ 4,610
Shares repurchased and retired	3,835	2,735	200
Average cost per share	$ 34.63	$ 31.71	$ 23.05

At January 31, 2006, there remained $276,166,000 of authorization for future repurchases under the 2005 Program.

At least annually, the Company's Board of Directors reviews its policies with respect to dividends and share repurchases with a view to actual and projected earnings, cash flow and capital requirements for expansion.

Recent Borrowings

The Company's current sources of working capital are internally-generated cash flows and borrowings available under a revolving credit facility.

In July 2005, the Company entered into a new $300,000,000 revolving credit facility ("Credit Facility") with an option to increase such commitments up to $500,000,000. The Credit Facility replaced the Company's previously existing $250,000,000 credit facility and the $10,000,000 Little Switzerland unsecured revolving credit facility. The Credit Facility is available for working capital and other corporate purposes and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. Borrowings may be made from eight participating banks and are at interest rates based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. The weighted average interest rate at January 31, 2006 was 3.59%. The Credit Facility expires in July 2010.

In January 2006, the Company borrowed HKD 300,000,000 ($38,672,000 at January 31, 2006) ("Hong Kong Term Loan"), SGD 13,100,000 ($8,043,000 at January 31, 2006) ("Singapore Term Loan") and CHF 19,500,000 ($15,145,000 at January 31, 2006) ("Switzerland Term Loan") due in 2011. These funds were used to partially finance the repatriation of dividends related to the AJCA (see Provision for Income Taxes above). Principal payments of 10% of the original principal amount are due each year, with the balance due upon maturity. The covenants of the term loans are similar to the Credit Facility. Interest rates are based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. The interest rates for the Hong Kong Term Loan, the Singapore Term Loan and the Switzerland Term Loan were 4.28%, 3.65% and 1.28%, respectively, at January 31, 2006.

In October 2004, the Company's obligation to repay a yen 5,500,000,000 ($51,530,000 at maturity) borrowing came due and was paid in full, primarily with proceeds from a new yen 5,000,000,000 short-term loan. The yen 5,000,000,000 ($46,845,000 at issuance) short-term loan agreement was entered into in October 2004, had an interest rate of 0.59%, came due in January 2005 and was paid in full with existing funds.

In September 2003, the Company issued yen 15,000,000,000 ($127,546,000 at January 31, 2006) of senior unsecured First Series Yen Bonds ("Bonds") due 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The proceeds from the issuance were primarily used by the Company to repay the yen 11,000,000,000 ($91,938,000 at issuance) short-term bridge loan used to partially finance the purchase of the land and building housing its Tokyo Flagship store, which was entered into in June 2003 and matured in September 2003.

The ratio of total debt (short-term borrowings, current portion of long-term debt and long-term debt) to stockholders' equity was 26% at January 31, 2006 and 2005.

At January 31, 2006, the Company was in compliance with all covenants.

Based on the Company's financial position at January 31, 2006, management anticipates that cash on hand, internally-generated cash flows and the funds available under the Credit Facility will be sufficient to support the Company's planned worldwide business expansion, share repurchases, debt service and seasonal working capital increases for the foreseeable future.

Contractual Cash Obligations and Commercial Commitments

The following is a summary of the Company's contractual cash obligations at January 31, 2006:

(in thousands)	Total	2006	2007-2008	2009-2010	Thereafter
Operating leases	$ 724,446	$ 94,526	$ 165,675	$ 131,468	$ 332,777
Inventory purchase obligations	501,293	151,293	100,000	100,000	150,000
Short-term borrowings and long-term debt	471,676	45,128	72,372	250,848	103,328
Interest on debt and interest-rate swap agreements [a]	90,786	19,666	38,690	25,930	6,500
Construction-in-progress	23,910	23,160	180	180	390
Non-inventory purchase obligations	6,677	6,677	-	-	-
Other contractual obligations [b]	9,609	7,250	1,259	1,100	-
	$1,828,397	$ 347,700	$ 378,176	$ 509,526	$ 592,995

a) Excludes interest payments on amounts outstanding under available lines of credit, as the outstanding amounts fluctuate based on the Company's working capital needs. Variable-rate interest payments were estimated based on rates at January 31, 2006. Actual payments will differ based on changes in interest rates.

b) Other contractual obligations consist primarily of royalty and maintenance commitments.

The summary above does not include cash contributions for the Company's pension plan and cash payments for other postretirement obligations. The Company plans to contribute approximately $15,000,000 to the pension plan in 2006. However, this expectation is subject to change if actual asset performance is different than the assumed long-term rate of return on pension plan assets. The Company estimates cash payments for postretirement health-care and life insurance benefit obligations to be $1,242,000 in 2006. In addition, the summary above does not include the credit facility that the Company is providing to Tahera Diamond Corporation ("Tahera"), see below.

The following is a summary of the Company's outstanding borrowings and available capacity under the Credit Facility and other lines of credit at January 31, 2006:

(in thousands)	Total capacity	Borrowings outstanding	Available capacity
Credit Facility*	$ 300,000	$ 38,818	$ 261,182
Other lines of credit	7,341	124	7,217
	$ 307,341	$ 38,942	$ 268,399

*This facility matures in July 2010 and the capacity may be increased to $500,000,000.

In addition, the Company had letters of credit and financial guarantees of $20,567,000 at January 31, 2006, of which $13,346,000 expires within one year.

In November 2004, the Company entered into an agreement with Tahera, a Canadian diamond mining and exploration company, to purchase or market all of the diamonds to be mined at the Jericho mine which has been developed and constructed by Tahera in Nunavut, Canada ("Project"). In consideration of that agreement, the Company provided a credit facility to Tahera which allows Tahera to draw up to CDN$35,000,000 (U.S.$30,536,000 at January 31, 2006) to finance the development and construction of

the Project. At January 31, 2006, CDN$29,718,000 (U.S.$25,927,000 at January 31, 2006) was outstanding under this credit facility. Principal and interest payments are due periodically throughout the term of the facility which matures in December 2013. The Company will begin purchasing diamonds from Tahera in 2006.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The development and selection of critical accounting estimates and the related disclosures below have been reviewed with the Audit Committee of the Company's Board of Directors. The following critical accounting policies that rely on assumptions and estimates were used in the preparation of the Company's consolidated financial statements:

Inventory. The Company writes down its inventory for discontinued and slow-moving products. This write-down is equal to the difference between the cost of inventory and its estimated market value, and is based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs might be required. At January 31, 2006, a 10% change in the reserve for discontinued and slow-moving products would have resulted in a change of $2,200,000 in inventory and cost of sales. The Company's domestic and foreign branch inventories, excluding Japan, are valued using the last-in, first-out (LIFO) method, and inventories held by foreign subsidiaries and Japan are valued using the average cost method. Fluctuation in inventory levels, along with the costs of raw materials, could affect the carrying value of the Company's inventory.

Long-lived assets. The Company's long-lived assets are primarily property, plant and equipment. The Company reviews its long-lived assets for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with estimated future undiscounted cash flows. If the comparisons indicate that the value of the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. The Company recorded impairment charges of $10,230,000 in 2004 and did not record any impairment charges in 2005 and 2003.

Goodwill. The Company performs its annual impairment evaluation of goodwill during the fourth quarter of its fiscal year or when circumstances otherwise indicate an evaluation should be performed. The evaluation, based upon discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. The 2005 evaluation did not result in any impairment charges; however, it is possible that impairment charges could be recorded in the future if results vary from those anticipated. Impairment charges recorded in 2004 amounted to $1,963,000 and no such charges were recorded in 2003.

Income taxes. Foreign and domestic tax authorities periodically audit the Company's income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions ("tax filing positions"). Management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position and insist upon an adjustment. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves for probable exposures. Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves. The Company also records valuation allowances when management determines it is more likely than not that deferred tax assets will not be realized in the future.

Employee benefit plans. The Company maintains several pension and retirement plans, as well as provides certain postretirement health-care and life insurance benefits for current and retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant changes in interest rates, the market value of securities and projected health-care costs would require the Company to revise key assumptions and could result in a higher or lower charge to earnings.

The Company used a discount rate of 6.00% to determine its 2005 pension and postretirement expense. Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased 2005 pension and postretirement expenses by $3,105,000 and $245,000. A decrease of 0.5% in the discount rate would have increased the 2005 pension and postretirement expenses by $3,363,000 and $275,000. The discount rate is subject to change each year, consistent with changes in the yield on applicable high-quality, long-term corporate bonds. Management selects a discount rate at which pension and postretirement benefits could be effectively settled based on (i) analysis of expected benefit payments attributable to current employment service and (ii) appropriate yields related to such cash flows.

The Company used an expected long-term rate of return of 7.50% to determine its 2005 pension expense. Holding all other assumptions constant, a 0.5% change in the long-term rate of return would have changed the 2005 pension expense by $670,000. The expected long-term rate of return on pension plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, the following annual rates of increase in the per capita cost of covered health care were assumed for 2006: 9.50% (for pre-age 65 retirees) and 10.50% (for post-age 65 retirees). The rate was assumed to decrease gradually to 4.75% by 2016 (for pre-age 65 retirees) and by 2018 (for post-age 65 retirees) and remain at that level thereafter. A one-percentage-point increase in the assumed health-care cost trend rate would have increased the aggregate service and interest cost components of the 2005 postretirement expense by $708,000. Decreasing the assumed health-care cost trend rate by one-percentage-point would have decreased the aggregate service and interest cost components of the 2005 postretirement expense by $480,000.

Equity Compensation Plans. The Company has equity compensation plans for employees and directors. Until January 2005, the Company granted only stock options. In January 2005, the Company, in addition to stock options, granted performance-based restricted stock units to executive officers of the Company and time-vesting restricted stock units to other management employees. Additionally, in the fourth quarter of 2004, the Company early adopted SFAS No. 123R that requires new, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, be

measured at fair value and recognized as compensation expense over the vesting period (see Note B to Consolidated Financial Statements). The fair value of each option award is estimated using a Black-Scholes option valuation model that requires the Company to develop estimates for assumptions used in the model. The Black-Scholes valuation model uses the following assumptions: expected volatility, expected term of the option, risk-free interest rate and dividend yield. Expected volatility estimates developed by the Company are based on the historical volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option; i.e. the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date. The dividend yield represents the expected dividends on the Company stock for the expected term of the option.

NEW ACCOUNTING STANDARDS

See Note B to Consolidated Financial Statements.

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Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which could affect its consolidated financial position, earnings and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

Foreign Currency Risk

In Japan, the Company uses yen put options to minimize the effect of a weakening yen on U.S. dollar-denominated transactions. To a lesser extent, the Company uses foreign-exchange forward contracts to protect against weakening local currencies. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged. Management neither foresees nor expects significant changes in foreign currency exposure in the near future.

The fair value of yen put options is sensitive to changes in yen exchange rates. If the market yen exchange rate at the time of an option's expiration is stronger than the contracted exchange rate, the Company allows the option to expire, limiting its loss to the cost of the option contract. The cost of outstanding option contracts at January 31, 2006 and 2005 was $2,828,000 and $2,791,000. At January 31, 2006 and 2005, the fair value of outstanding yen put options was $7,083,000 and $915,000. The fair value of the options was determined using quoted market prices for these instruments. At January 31, 2006 and 2005, a 10% appreciation in yen exchange rates from the prevailing market rates would have resulted in a fair value of $1,033,000 and $79,000. At January 31, 2006 and 2005, a 10% depreciation in yen exchange rates from the prevailing market rates would have resulted in a fair value of $15,644,000 and $5,742,000.

At January 31, 2006 and 2005, the Company had $7,481,000 and $6,854,000 of outstanding forward foreign-exchange contracts, which subsequently matured in February 2006 and February 2005. Due to the short-term nature of the Company's forward foreign-exchange contracts, the book value of the underlying assets and liabilities approximates fair value.

Interest Rate Risk

The Company uses interest-rate swap contracts related to certain debt arrangements to manage its net exposure to interest rate changes. The interest-rate swap contracts effectively convert fixed-rate obligations to floating-rate instruments. Additionally, since the fair value of the Company's fixed-rate long-term debt is sensitive to interest rate changes, the interest-rate swap contracts serve as a hedge to changes in the fair value of these debt instruments. A 100 basis point increase in interest rates at January 31, 2006 and 2005 would have decreased the market value of the Company's fixed-rate long-term debt, including the effect of the interest-rate swap, by $11,484,000 and $15,459,000. A 100 basis point decrease in interest rates at January 31, 2006 and 2005 would have increased the market value of the Company's fixed-rate long-term debt, including the effect of the interest-rate swap, by $11,868,000 and $13,963,000.

Management does not expect significant changes in exposure to interest rate fluctuations, nor in market risk-management practices.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tiffany & Co.

We have completed our integrated audits of Tiffany & Co.'s fiscal year 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of January 31, 2006, and an audit of its fiscal year 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders' equity and comprehensive earnings, and of cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and its subsidiaries (the "Company") at January 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note B to the consolidated financial statements, effective February 1, 2004, the Company adopted SFAS No. 123R, "Share-Based Payment."

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the Report of Management appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all

material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 30, 2006

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	January 31, 2006	January 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 393,609	$ 187,681
Short-term investments	-	139,200
Accounts receivable, less allowances of $8,002 and $7,491	142,294	133,545
Inventories, net	1,060,164	1,057,245
Deferred income taxes	69,576	64,790
Prepaid expenses and other current assets	33,200	25,428
Total current assets	1,698,843	1,607,889
Property, plant and equipment, net	866,004	917,853
Deferred income taxes	29,828	-
Other assets, net	182,597	140,376
	$ 2,777,272	$ 2,666,118
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 38,942	$ 42,957
Current portion of long-term debt	6,186	-
Accounts payable and accrued liabilities	202,646	186,013
Income taxes payable	60,364	118,536
Merchandise and other customer credits	56,472	52,315
Total current liabilities	364,610	399,821
Long-term debt	426,548	397,606
Postretirement/employment benefit obligations	41,982	40,220
Deferred income taxes	-	33,175
Other long-term liabilities	113,219	94,136
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, $0.01 par value; authorized 2,000 shares, none issued and outstanding	-	-
Common Stock, $0.01 par value; authorized 240,000 shares, issued and outstanding 142,509 and 144,548	1,425	1,445
Additional paid-in capital	488,960	426,308
Retained earnings	1,331,321	1,246,331
Accumulated other comprehensive gain (loss), net of tax:		
Foreign currency translation adjustments	5,281	29,045
Deferred hedging gain (loss)	3,247	(2,118)
Unrealized gain on marketable securities	679	149
Total stockholders' equity	1,830,913	1,701,160
	$ 2,777,272	$ 2,666,118

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended January 31,		
(in thousands, except per share amounts)	2006	2005	2004
Net sales	$ 2,395,153	$ 2,204,831	$ 2,000,045
Cost of sales	1,052,813	974,258	842,663
Gross profit	1,342,340	1,230,573	1,157,382
Selling, general and administrative expenses	959,635	936,044	801,863
Earnings from operations	382,705	294,529	355,519
Interest expense and financing costs	23,062	22,003	14,906
Other income, net	(8,331)	(6,025)	(2,072)
Gain on sale of equity investment	–	193,597	–
Earnings before income taxes	367,974	472,148	342,685
Provision for income taxes	113,319	167,849	127,168
Net earnings	$ 254,655	$ 304,299	$ 215,517
Net earnings per share:			
Basic	$ 1.78	$ 2.08	$ 1.48
Diluted	$ 1.75	$ 2.05	$ 1.45
Weighted-average number of common shares:			
Basic	142,976	145,995	145,730
Diluted	145,578	148,093	148,472

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS

(in thousands)	Total Stockholders' Equity	Retained Earnings	Accumulated Other Comprehensive (Loss) Gain	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital
Balances, January 31, 2003	$ 1,208,049	$ 874,694	$ (19,492)	144,865	$ 1,449	$ 351,398
Exercise of stock options	22,587	–	–	1,984	19	22,568
Tax benefit from exercise of stock options	19,517	–	–	–	–	19,517
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	2,000	–	–	86	1	1,999
Purchase and retirement of Common Stock	(4,610)	(4,308)	–	(200)	(2)	(300)
Cash dividends on Common Stock	(27,700)	(27,700)	–	–	–	–
Deferred hedging loss, net of tax	(224)	–	(224)	–	–	–
Foreign currency translation adjustments, net of tax	30,417	–	30,417	–	–	–
Minimum pension liability adjustment, net of tax	2,647	–	2,647	–	–	–
Net earnings	215,517	215,517	–	–	–	–
Balances, January 31, 2004	1,468,200	1,058,203	13,348	146,735	1,467	395,182
Exercise of stock options	6,691	–	–	482	4	6,687
Tax benefit from exercise of stock options	3,818	–	–	–	–	3,818
Share-based compensation expense	22,100	–	–	–	–	22,100
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	2,625	–	–	66	1	2,624
Purchase and retirement of Common Stock	(86,732)	(82,602)	–	(2,735)	(27)	(4,103)
Cash dividends on Common Stock	(33,569)	(33,569)	–	–	–	–
Deferred hedging gain, net of tax	390	–	390	–	–	–
Unrealized gain on marketable securities	149	–	149	–	–	–
Foreign currency translation adjustments, net of tax	13,189	–	13,189	–	–	–
Net earnings	304,299	304,299	–	–	–	–
Balances, January 31, 2005	1,701,160	1,246,331	27,076	144,548	1,445	426,308
Exercise of stock options and vesting of restricted stock units	24,545	–	–	1,653	17	24,528
Tax benefit from exercise of stock options and vesting of restricted stock units	13,791	–	–	–	–	13,791
Share-based compensation expense	25,950	–	–	–	–	25,950
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	4,400	–	–	143	1	4,399
Purchase and retirement of Common Stock	(132,816)	(126,762)	–	(3,835)	(38)	(6,016)
Cash dividends on Common Stock	(42,903)	(42,903)	–	–	–	–
Deferred hedging gain, net of tax	5,365	–	5,365	–	–	–
Unrealized gain on marketable securities	530	–	530	–	–	–
Foreign currency translation adjustments, net of tax	(23,764)	–	(23,764)	–	–	–
Net earnings	254,655	254,655	–	–	–	–
Balances, January 31, 2006	$ 1,830,913	$ 1,331,321	$ 9,207	142,509	$ 1,425	$ 488,960

	Years Ended January 31,		
Comprehensive earnings are as follows:	2006	2005	2004
Net earnings	$ 254,655	$ 304,299	$ 215,517
Deferred hedging gain (loss), net of tax expense (benefit) of $2,253, $210 and ($121)	5,365	390	(224)
Foreign currency translation adjustments, net of tax (benefit) expense of ($13,222), $5,917 and $10,350	(23,764)	13,189	30,417
Unrealized gain on marketable securities, net of tax expense of $269, $93 and $0	530	149	–
Minimum pension liability adjustment, net of tax expense of $0, $0 and $1,863	–	–	2,647
	$ 236,786	$ 318,027	$ 248,357

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended January 31, 2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 254,655	$ 304,299	$ 215,517
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	109,449	106,832	89,307
Gain on sale of equity investment	–	(193,597)	–
Excess tax benefits from share-based payment arrangements	(8,636)	(2,000)	–
Provision for inventories	10,179	2,433	6,533
Deferred income taxes	(58,441)	(15,060)	18,497
Loss on disposal of assets	4,925	1,353	175
Provision for postretirement/employment benefits	1,761	3,474	3,630
Share-based compensation expense	25,622	22,100	–
Impairment charges	–	12,193	–
Changes in assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	(17,558)	4,960	(12,046)
Inventories	(43,628)	(175,392)	(109,183)
Prepaid expenses and other current assets	1,246	(1,003)	(466)
Other assets, net	(21,371)	(17,607)	10,725
Accounts payable and accrued liabilities	23,929	(23,275)	39,102
Income taxes payable	(43,109)	75,810	21,798
Merchandise and other customer credits	4,201	6,687	2,617
Other long-term liabilities	19,467	18,646	(2,364)
Net cash provided by operating activities	262,691	130,853	283,842
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of equity investment	–	267,238	–
Purchases of marketable securities and short-term investments	(100,234)	(383,989)	(27,450)
Proceeds from sales of marketable securities and short-term investments	248,228	237,519	–
Capital expenditures	(157,036)	(142,321)	(272,900)
Proceeds from sale-leaseback of assets	75,000	–	–
Notes receivable funded	(25,363)	–	–
Acquisitions, net of cash acquired	(6,845)	(4,500)	–
Other	(1,807)	(4,212)	3,214
Net cash provided by (used in) investing activities	31,943	(30,265)	(297,136)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	61,914	–	135,105
Repayment of current portion of long-term debt	–	(51,530)	(4,000)
Repayment of short-term borrowings, net	(3,795)	(797)	(15,225)
Repurchase of Common Stock	(132,816)	(86,732)	(4,610)
Proceeds from exercise of stock options	24,545	6,691	22,587
Excess tax benefits from share-based payment arrangements	8,636	2,000	–
Cash dividends on Common Stock	(42,903)	(33,569)	(27,700)
Fees and expenses related to new borrowings	(732)	–	–
Net cash (used in) provided by financing activities	(85,151)	(163,937)	106,157
Effect of exchange rate changes on cash and cash equivalents	(3,555)	2,365	(395)
Net increase (decrease) in cash and cash equivalents	205,928	(60,984)	92,468
Cash and cash equivalents at beginning of year	187,681	248,665	156,197
Cash and cash equivalents at end of year	$ 393,609	$ 187,681	$ 248,665

See Notes to Consolidated Financial Statements.

A. NATURE OF BUSINESS

Tiffany & Co. is a holding company that operates through its subsidiary companies (the "Company"). The Company's principal subsidiary, Tiffany and Company, is a jeweler and specialty retailer whose principal merchandise offerings are an extensive selection of fine jewelry. It also sells timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories. Through Tiffany and Company and other subsidiaries, the Company is engaged in product design, manufacturing and retailing activities.

The Company's channels of distribution are as follows:

- U.S. Retail includes sales in TIFFANY & CO. stores in the U.S. and, to a lesser extent, sales of TIFFANY & CO. products through business-to-business sales personnel in the U.S.;
- International Retail includes sales in TIFFANY & CO. stores and department store boutiques outside the U.S., as well as, to a lesser extent, business-to-business, Internet and wholesale sales of TIFFANY & CO. products outside the U.S.;
- Direct Marketing includes Internet and catalog sales of TIFFANY & CO. products in the U.S.; and
- Other includes worldwide sales of businesses operated under trademarks or tradenames other than TIFFANY & CO. ("specialty retail"), as well as wholesale sales of diamonds not suitable for production by the Company's diamond sourcing and manufacturing operations.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

Basis of Reporting

The consolidated financial statements include the accounts of the Company and its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or, in the case of variable interest entities, by majority exposure to expected losses, residual returns or both. Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, provisions for income taxes, the recoverability of long-lived assets and goodwill and obligations related to employee benefit plans. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and

consist of time deposits and money market fund investments with a number of U.S. and non-U.S. financial institutions with high credit ratings. The Company's policy restricts the amounts invested in any one institution.

Short-Term Investments

Short-term investments represent the Company's investment in auction rate securities.

Receivables and Finance Charges

The Company's U.S. and international presence and its large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and, historically, such losses, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not significant and are accounted for as a reduction of selling, general and administrative expenses.

Inventories

Inventories are valued at the lower of cost or market. U.S. and foreign branch inventories, excluding Japan, are valued using the last-in, first-out (LIFO) method. Inventories held by foreign subsidiaries and Japan are valued using the average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	39 years
Machinery and Equipment	5-15 years
Office Equipment	3-10 years
Furniture and Fixtures	3-10 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company's capitalized interest costs were $61,000 in 2005, $40,000 in 2004 and $2,335,000 in 2003.

Intangible Assets

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives which range from 15-20 years. Intangible assets are reviewed for impairment in accordance with the Company's policy for impairment of long-lived assets (see Note E). Intangible assets amounted

to $18,780,000 and $14,165,000, net of accumulated amortization of $4,651,000 and $3,766,000 at January 31, 2006 and 2005, and consist primarily of trademarks and product rights. Amortization of intangible assets for the years ended January 31, 2006, 2005 and 2004 was $885,000, $886,000 and $840,000. Amortization expense in each of the next five years is estimated to be $1,245,000.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill is evaluated for impairment annually in the fourth quarter or when events or changes in circumstances indicate that the value of goodwill may be impaired. This evaluation, based on discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. If the evaluation indicates that goodwill is not recoverable, an impairment loss is calculated and recognized during that period (see Note E). At January 31, 2006 and 2005, unamortized goodwill was included in other assets, net and consisted of the following by segment:

(in thousands)	Balance at January 31, 2005	Goodwill Acquired	Reductions	Balance at January 31, 2006
U.S. Retail	$ 10,312	$ –	$ –	$ 10,312
International Retail	831	–	–	831
Other	8,803	2,112	(1,910)	9,005
	$ 19,946	$ 2,112	$ (1,910)	$ 20,148

Reductions represent a change in the tax basis of assets previously acquired.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets other than goodwill for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with the estimated future undiscounted cash flows. If the comparisons indicate that the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period (see Note E).

Hedging Instruments

The Company uses a limited number of derivative financial instruments to mitigate its foreign currency and interest rate exposures. Derivative instruments are recorded on the consolidated balance sheet at their fair value, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in current earnings. For cash-flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive earnings and are recognized in current earnings in the period or periods during which the hedged transaction affects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative of a cash-flow hedge are recognized in current earnings. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items. The Company also documents its risk-management objectives, strategies

for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for trading or speculative purposes.

Marketable Securities

The Company's marketable securities, recorded within other assets, net on the consolidated balance sheet, are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses are recorded in other income, net. The marketable securities are held for an indefinite period of time, but might be sold in the future as changes in market conditions or economic factors occur. The fair value of the marketable securities is determined based on prevailing market prices. The Company recorded $1,041,000 and $263,000 of gross unrealized gains and $0 and $21,000 of gross unrealized losses within other comprehensive income as of January 31, 2006 and 2005.

Merchandise and Other Customer Credits

Merchandise and other customer credits represent outstanding credits issued to customers for returned merchandise. It also includes outstanding gift coins and gift certificates or cards (collectively "gift cards") sold to customers. All such outstanding items may be tendered for future merchandise purchases. A merchandise credit liability is established when a merchandise credit is issued to a customer for a returned item and the original sale is reversed. A gift card liability is established when the gift card is sold. The liabilities are relieved and revenue is recognized when merchandise is purchased and delivered to the customer and the merchandise credit or gift card is used as a form of payment.

If merchandise credits or gift cards are not redeemed over an extended period of time (approximately three-five years), the value of the merchandise credits or gift cards is remitted to the applicable state jurisdiction in accordance with unclaimed property laws.

Revenue Recognition

Sales are recognized at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon receipt by a customer in a shipped transaction. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales. The Company maintains a reserve for potential product returns and it records, as a reduction to sales and cost of sales, its provision for estimated product returns, which is determined based on historical experience. In 2005, 2004 and 2003, the largest portion of the Company's sales was denominated in U.S. dollars.

Cost of Sales

Cost of sales includes costs related to merchandise, inbound freight, purchasing and receiving, inspection, warehousing, internal transfers and other costs associated with distribution. Cost of sales also includes royalty fees paid to outside designers and customer shipping and handling charges.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses include costs associated with the selling and promotion of products as well as administrative expenses. The types of expenses associated with these functions are store payroll and benefits, rent and other store operating expenses, advertising and other corporate level administrative expenses.

Advertising Costs

Media and production costs for print advertising are expensed as incurred, while catalog costs are expensed upon mailing. Advertising costs, which include media, production, catalogs, promotional events and other related costs totaled $137,533,000, $134,963,000 and $122,382,000 in 2005, 2004 and 2003.

Preopening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Stock-Based Compensation

In 2004, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," which requires that new, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, be measured at fair value and recognized as compensation expense over the vesting period. The Company adopted SFAS No. 123R, retroactive to February 1, 2004, using the modified retrospective method of transition. This method allows for restatement of interim financial statements in the year of adoption based on the amounts previously calculated and reported in the pro forma footnote disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation." The adoption of SFAS No. 123R in 2004 resulted in a reduction in earnings from operations of $22,100,000, a reduction in net earnings of $13,448,000, a reduction in basic and diluted earnings per share of $0.09, a reduction of $2,000,000 in cash flows from operating activities and an increase of $2,000,000 in cash flows from financing activities.

Prior to 2004, employee stock options were accounted for under the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Compensation costs were not recorded in net earnings for stock options, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined and recorded based on the fair-value recognition provisions of SFAS No. 123, net earnings and earnings per share would have been reduced to pro forma amounts as follows:

(in thousands, except per share amounts)	Year Ended January 31, 2004
Net earnings, as reported	$ 215,517
Stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(13,236)
Pro forma net earnings	$ 202,281
Earnings per basic share:	
As reported	$ 1.48
Pro forma	$ 1.39
Earnings per diluted share:	
As reported	$ 1.45
Pro forma	$ 1.36

Merchandise Design Activities

Merchandise design activities consist of conceptual formulation and design of possible products and creation of pre-production prototypes and molds. Costs associated with these activities are expensed as incurred.

Foreign Currency

The functional currency of most of the Company's foreign subsidiaries and branches is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. The Company recorded net gains resulting from foreign currency transactions of $2,240,000, $278,000 and $768,000 in 2005, 2004 and 2003 within other income, net.

Income Taxes

Income taxes are accounted for by using the asset and liability method in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The Company, its domestic subsidiaries and the foreign branches of its domestic subsidiaries file a consolidated Federal income tax return.

Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed exercise of stock options and restricted stock units.

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

(in thousands)	Years Ended January 31, 2006	2005	2004
Net earnings for basic and diluted EPS	$ 254,655	$ 304,299	$ 215,517
Weighted-average shares for basic EPS	142,976	145,995	145,730
Incremental shares based upon the assumed exercise of stock options and restricted stock units	2,602	2,098	2,742
Weighted-average shares for diluted EPS	145,578	148,093	148,472

For the years ended January 31, 2006, 2005 and 2004, there were 4,586,000, 5,463,000 and 1,791,000 stock options and restricted stock units excluded from the computations of earnings per diluted share due to their antidilutive effect.

New Accounting Standards

In October 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" which requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense and included in income from continuing operations. FSP No. FAS 13-1 is effective for reporting periods beginning after December 15, 2005. Management has evaluated the provisions of FSP No. FAS 13-1 and determined that the effect of its adoption will not have an impact on the Company's financial position, earnings or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that those items be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management has evaluated the provisions of SFAS No. 151 and determined that the effect of its adoption will not have an impact on the Company's financial position, earnings or cash flows.

C. ACQUISITIONS AND DISPOSITION

In October 2005, the Company acquired a Vietnamese corporation that specializes in polishing small carat weight diamonds. The price payable by the Company for the entire equity interest in this corporation is $2,000,000, of which $1,200,000 was paid in 2005; the balance will be paid when certain post-acquisition requirements are satisfied but no later than a fixed due date. This acquisition was not significant to the Company's financial position, earnings or cash flows.

In August 2005, the Company sold a glassware manufacturing operation. The Company recorded a loss of $2,115,000 in SG&A expenses associated with the sale of the operation.

The Company has made a $10,000,000 investment ($4,500,000 in 2004 and $5,500,000 in 2005) in a joint venture that owns and operates a diamond polishing facility in South Africa. The Company's interest in, and control over, this venture are such that its results are consolidated with those of the

Company and its subsidiaries. The Company expects, through its investment, to gain access to additional supplies of diamonds that meet its quality standards.

D. INVESTMENTS

In July 1999, the Company made a strategic investment in Aber Diamond Corporation ("Aber"), a publicly-traded company headquartered in Canada, by purchasing, through a subscription agreement, eight million unregistered shares of its common stock, which represented 14.7% (at the purchase date) of Aber's outstanding shares, at a cost of $70,636,000. In addition, the Company entered into a diamond purchase agreement whereby the Company has the obligation to purchase a minimum of $50,000,000 of diamonds, subject to availability and the Company's quality standards, per year for 10 years beginning in 2004. Aber holds a 40% interest in the Diavik Diamond Mine in Canada's Northwest Territories. Production commenced in 2003. This investment was included in other assets, net and was allocated, at the time of investment, between the Company's interest in the net book value of Aber and the intangible mineral rights obtained. The amount allocated to the Company's interest in Aber was accounted for under the equity method based on the Company's significant influence, including representation on Aber's Board of Directors.

The Company's equity share of Aber's results from operations amounted to gains of $3,080,000 in 2004 and $244,000 in 2003. The mineral rights were depleted based on the projected units of production method and amounted to $2,899,000 and $938,000 in 2004 and 2003.

In December 2004, the Company sold its entire investment in Aber through a private offering. To gain Aber's consent to the sale, the Company paid a fee and ceded its right to representation on Aber's Board of Directors. Aber, in turn, paid the Company the present value of the right to purchase diamonds at a discount under the diamond purchase agreement. Inclusive of the payments described above, the Company received proceeds of $278,081,000, net of investment banking and legal fees, related to the sale of its equity investment in Aber. A pre-tax gain of $193,597,000 was recognized on the sale of the stock, and $10,843,000 was deferred related to the present value of the discount under the purchase agreement. As the deferred amount represents the present value of the discount, interest will be recorded on the deferred amount, and the undiscounted amount will be recognized as a reduction of inventory costs. The Company continues to maintain its commercial relationship with Aber through the diamond purchase agreement.

In December 2002, the Company made a $4,000,000 investment in a privately-held company that designs and sells jewelry. In 2004 and 2003, the Company made additional investments of $2,500,000 and $4,500,000. In October 2005, the Company sold its equity interest and recorded a loss of $2,201,000 in SG&A expenses. The Company consolidated those results in its financial statements based on the percentage of ownership and effective control over the direction of the operations of the business.

E. ASSET IMPAIRMENTS AND EXIT COSTS

In accordance with its policy on impairment of goodwill, intangibles and long-lived assets, in 2004 the Company identified impairment losses in one of its international retail markets (included in the International Retail reportable segment) and in one of its specialty retail businesses (included in a non-reportable segment – Other) as a result of store performance and cash flow projections. The Company recorded total charges of $12,193,000 in SG&A expenses related to the impairments as follows:

(in thousands)	International Retail	Other
Property, plant and equipment	$ 5,572	$ 2,338
Intangibles	–	2,320
Goodwill	–	1,963
	$ 5,572	$ 6,621

The impairment losses were calculated as the difference between the asset carrying values and their fair values which were determined based on the present value of estimated net cash flows.

In January 2005, management made a decision to no longer pursue a specialty retail concept that had been under development. As a result of this decision, the Company recorded a pre-tax charge of $2,932,000 in SG&A expenses consisting primarily of purchase commitments and severance costs.

F. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Interest, net of interest capitalization	$ 18,736	$ 19,476	$ 12,151
Income taxes	$ 210,477	$ 101,178	$ 85,526

Details of businesses acquired in purchase transactions:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Fair value of assets acquired	$ 2,306	$ 4,876	$ –
Liabilities assumed	(958)	(376)	–
Cash paid for acquisition	1,348	4,500	–
Cash acquired	(3)	–	–
Additional consideration on prior-year acquisitions	5,500	–	–
Net cash paid for acquisition	$ 6,845	$ 4,500	$ –

Supplemental noncash investing and financing activities:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	$ 4,400	$ 2,625	$ 2,000

G. INVENTORIES

(in thousands)	January 31, 2006	2005
Finished goods	$ 764,041	$ 767,373
Raw materials	244,400	235,884
Work-in-process	51,723	53,988
	$ 1,060,164	$ 1,057,245

LIFO-based inventories at January 31, 2006 and 2005 represented 69% and 66% of inventories, net, with the current cost exceeding the LIFO inventory value by $75,624,000 and $64,058,000.

H. PROPERTY, PLANT AND EQUIPMENT

(in thousands)	January 31, 2006	2005
Land	$ 203,366	$ 238,326
Buildings	141,110	188,765
Leasehold improvements	489,998	454,449
Office equipment	247,751	217,230
Furniture and fixtures	128,356	118,350
Machinery and equipment	121,942	107,896
Construction-in-progress	21,422	27,192
	1,353,945	1,352,208
Accumulated depreciation and amortization	(487,941)	(434,355)
	$ 866,004	$ 917,853

The provision for depreciation and amortization for the years ended January 31, 2006, 2005 and 2004 was $112,462,000, $109,657,000 and $91,608,000. In each of those years, the Company accelerated the depreciation of certain leasehold improvements and equipment as a result of the shortening of useful lives related to renovations and/or expansions of retail stores and office facilities. The amount of accelerated depreciation recognized was $3,900,000, $5,274,000 and $4,361,000 for the years ended January 31, 2006, 2005 and 2004.

I. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	January 31, 2006	2005
Accounts payable-trade	$ 71,279	$ 74,471
Accrued compensation and commissions	46,320	31,097
Accrued sales, withholding and other taxes	40,881	40,629
Other	44,166	39,816
	$ 202,646	$ 186,013

J. DEBT

(in thousands)	January 31, 2006	2005
Short-term borrowings:		
Credit Facility	$ 38,818	$ 33,357
Little Switzerland	–	9,600
Other	124	–
	$ 38,942	$ 42,957
Long-term debt:		
Senior Notes:		
6.90% Series A	$ 60,000	$ 60,000
7.05% Series B	40,000	40,000
6.15% Series C	40,000	41,230
6.56% Series D	60,813	62,976
4.50% yen loan	42,515	48,350
First Series Yen Bonds	127,546	145,050
Hong Kong Term Loan	38,672	–
Singapore Term Loan	8,043	–
Switzerland Term Loan	15,145	–
	432,734	397,606
Less current portion of long-term debt	6,186	–
	$ 426,548	$ 397,606

Credit Facility

In July 2005, the Company entered into a new $300,000,000 revolving credit facility ("Credit Facility") with an option to increase such commitments up to $500,000,000. The Credit Facility replaced the Company's previously existing $250,000,000 credit facility and the $10,000,000 Little Switzerland unsecured revolving credit facility. Borrowings may be made from eight participating banks and are at interest rates based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. The Credit Facility, which expires in July 2010, requires the payment of an annual fee based on the total commitment and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. The weighted-average interest rate for the credit facilities was 3.59% and 3.58% at January 31, 2006 and 2005.

Little Switzerland

In May 2003, Little Switzerland entered into an unsecured revolving credit facility ("LS Credit Facility") which allowed it to borrow up to $10,000,000 at an interest rate of 0.80% above LIBOR or a LIBOR Market Index. This facility was replaced by the Credit Facility. The interest rate for the LS Credit Facility at January 31, 2005 was 3.32%.

6.90% Series A Senior Notes and 7.05% Series B Senior Notes

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these issuances were used by the Company for working capital and to refinance a portion of outstanding short-term indebtedness. The Note Purchase Agreements require lump sum repayments upon maturities, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings.

6.15% Series C Senior Notes and 6.56% Series D Senior Notes

In July 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $40,000,000 of 6.15% Series C Senior Notes Due 2009 and $60,000,000 of 6.56% Series D Senior Notes Due 2012 with lump sum repayments upon maturities. The proceeds of these issuances were used by the Company for general corporate purposes, including working capital and to redeem previously issued Senior Notes which came due in January 2003. The Note Purchase Agreements require maintenance of specific financial covenants and ratios and limit certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings. Concurrently with the issuance of such debt, the Company entered into an interest-rate swap agreement to hedge the change in fair value of its fixed-rate obligation. Under the swap agreement, the Company pays variable-rate interest and receives fixed interest-rate payments periodically over the life of the instrument. The Company accounts for the interest-rate swap agreement as a fair-value hedge of the debt (see Note K), requiring the debt to be valued at fair value. For the years ended January 31, 2006, 2005 and 2004, the interest-rate swap agreement had the effect of decreasing interest expense by $751,000, $2,664,000 and $3,965,000.

4.50% Yen Loan

The Company has a yen 5,000,000,000 ($42,515,000 at January 31, 2006), 15-year term loan due 2011, bearing interest at a rate of 4.50%.

First Series Yen Bonds

In September 2003, the Company issued yen 15,000,000,000 ($127,546,000 at January 31, 2006) of senior unsecured First Series Yen Bonds ("Bonds") due in 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The proceeds from the issuance were primarily used by the Company to finance the purchase of the land and building housing its Tokyo Flagship store.

Term Loans

In January 2006, the Company borrowed HKD 300,000,000 ($38,672,000 at January 31, 2006) ("Hong Kong Term Loan"), SGD 13,100,000 ($8,043,000 at January 31, 2006) ("Singapore Term Loan") and CHF 19,500,000 ($15,145,000 at January 31, 2006) ("Switzerland Term Loan") due in 2011. These funds were used to partially finance the repatriation of dividends related to the American Jobs Creation Act of 2004 (see Note Q). Principal payments of 10% of the original principal amount are due each year, with the balance due upon maturity. The covenants of the term loans are similar to the Credit Facility. Interest rates are based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. The interest rates for the Hong Kong Term Loan, the Singapore Term Loan and the Switzerland Term Loan were 4.28%, 3.65% and 1.28%, respectively, at January 31, 2006.

Other Lines of Credit

The Company had other lines of credit totaling $7,341,000, of which $124,000 was outstanding at January 31, 2006.

The Company had letters of credit and financial guarantees of $20,567,000 at January 31, 2006.

Debt Covenants

As of January 31, 2006, the Company was in compliance with all covenants.

Debt Maturities

Aggregate maturities of debt are as follows:

Years Ending January 31,	Amount *(in thousands)*
2007	$ 45,128
2008	6,186
2009	66,186
2010	46,186
2011	204,662
Thereafter	103,328
	$ 471,676

K. FINANCIAL INSTRUMENTS

Hedging Instruments

In the normal course of business, the Company uses financial hedging instruments, including derivative financial instruments, for purposes other than trading. These instruments include interest-rate swap agreements, foreign currency-purchased put options and forward foreign-exchange contracts. The Company does not use derivative financial instruments for speculative purposes.

The Company's foreign subsidiaries and branches satisfy primarily all of their inventory requirements by purchasing merchandise from the Company's principal subsidiary which are payable in U.S. dollars. Accordingly, the foreign subsidiaries and branches have foreign currency exchange risk that may be hedged. In addition, the Company has foreign currency exchange risk related to foreign currency-denominated purchases of inventory and services from third-party vendors. To mitigate these risks, the Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated transactions.

To minimize the potentially negative effect of a significant strengthening of the U.S. dollar against the yen, the Company purchases yen put options ("options") as hedges of forecasted purchases of merchandise. The Company accounts for its option contracts as cash-flow hedges. The Company assesses hedge effectiveness based on the total changes in the options' cash flows. The effective portion of unrealized gains and losses associated with the value of the option contracts is deferred as a component of accumulated other comprehensive gain (loss) and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold. There was no ineffectiveness related to the Company's option contracts in 2005, 2004 and 2003. The Company uses foreign-exchange forward contracts to hedge the settlement of foreign currency liabilities. At January 31,

2006 and 2005, the Company had $7,481,000 and $6,854,000 of outstanding forward foreign-exchange contracts, which subsequently matured in February 2006 and February 2005.

As discussed in Note J, the Company uses an interest-rate swap agreement to effectively convert its fixed-rate Senior Notes Series C and Series D obligations to floating-rate obligations. The Company accounts for the interest-rate swaps as a fair-value hedge. The terms of each swap agreement match the terms of the underlying debt, resulting in no ineffectiveness.

Hedging activity affected accumulated other comprehensive gain (loss), net of tax, as follows:

	Years Ended January 31,	
(in thousands)	2006	2005
Balance at beginning of period	$ (2,118)	$ (2,508)
Derivative losses transferred to earnings	1,062	1,877
Change in fair value	4,303	(1,487)
	$ 3,247	$ (2,118)

The Company expects $3,715,000 of net derivative gains included in accumulated other comprehensive income at January 31, 2006 to be reclassified into earnings within the next 12 months. This amount will vary due to fluctuations in the yen exchange rate. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months.

Fair Value

The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates carrying value due to the short-term maturities of these assets and liabilities. The fair value of short-term borrowings approximates carrying value due to its variable interest-rate terms. The fair values of long-term debt were determined using the quoted market prices of debt instruments with similar terms and maturities. The fair value of the interest-rate swap agreements is based on the amounts the Company would expect to pay to terminate the agreements.

The carrying amounts and estimated fair values of financial instruments are as follows:

	January 31,			
	2006		2005	
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Mutual funds	$ 26,972	$ 26,972	$ 35,757	$ 35,757
Auction rate securities	–	–	139,200	139,200
Short-term borrowings	38,942	38,942	42,957	42,957
Current portion of long-term debt	6,186	6,186	–	–
Long-term debt	426,548	446,043	397,606	429,073
Yen put options	7,083	7,083	915	915
Forward foreign-exchange contracts	7,481	7,481	6,854	6,854
Interest rate swap agreements	813	813	4,206	4,206

L. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities and equipment. Retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2051, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Lease expense includes pre-determined rent escalations (including escalations based on the Consumer Price Index or other indices) and is recorded on a straight-line basis over the term of the lease. Adjustments to indices are treated as contingent rent and recorded in the period that such adjustments are determined.

In September 2005, the Company entered into a sale-leaseback arrangement for its Retail Service Center, a distribution and administrative office facility. The Company received proceeds of $75,000,000 resulting in a gain of $5,300,000, which has been deferred and is being amortized over the lease term. The lease has been accounted for as an operating lease. The lease expires in 2025 and has two ten-year renewal options.

Rent expense for the Company's operating leases, including escalations, consisted of the following:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Minimum rent for retail locations	$ 55,220	$ 48,200	$ 41,261
Contingent rent based on sales	30,395	26,468	20,571
Office, distribution and manufacturing facilities and equipment	27,679	24,629	25,112
	$ 113,294	$ 99,297	$ 86,944

Aggregate minimum annual rental payments under non-cancelable operating leases are as follows:

Years Ending January 31,	Minimum Annual Rental Payments *(in thousands)*
2007	$ 94,526
2008	87,365
2009	78,310
2010	68,393
2011	63,075
Thereafter	332,777

At January 31, 2006, the Company's contractual cash obligations and contingent funding commitments were: inventory purchases of $501,293,000 including the obligation under the agreement with Aber (see Note D), non-inventory purchases of $6,677,000, construction-in-progress of $23,910,000 and other contractual obligations of $9,609,000.

In November 2004, the Company entered into an agreement with Tahera Diamond Corporation ("Tahera"), a Canadian diamond mining and exploration company, to purchase or market all of the diamonds to be mined at the Jericho mine, which has been developed and constructed by Tahera in

Nunavut, Canada (the "Project"). In consideration of that agreement, the Company provided a credit facility to Tahera which allows Tahera to draw up to CDN$35,000,000 (U.S.$30,536,000 at January 31, 2006) to finance the development and construction of the Project. At January 31, 2006, CDN$29,718,000 (U.S.$25,927,000 at January 31, 2006) was outstanding under this credit facility. Principal and interest payments are due periodically throughout the term of the facility which matures in December 2013. The Company will begin purchasing diamonds from Tahera in 2006.

In August 2001, the Company signed new agreements with Mitsukoshi whereby TIFFANY & CO. boutiques will continue to be operated within Mitsukoshi's stores in Japan until at least January 31, 2007. The new agreements largely continue the principles on which Mitsukoshi and the Company have been cooperating since 1993, when the relationship was last renegotiated. The main agreement, which will expire on January 31, 2007, covers the continued operation of TIFFANY & CO. boutiques. A separate set of agreements covers the operation of a freestanding TIFFANY & CO. store on Tokyo's Ginza. The Company also operates boutiques in other Japanese department stores. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Mitsukoshi and other Japanese department stores totaled $72,231,000, $77,850,000 and $81,383,000 in 2005, 2004 and 2003 and are included in SG&A expenses. Sales transacted at these retail locations are recognized at the "point of sale."

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises under the Company's control, litigation with present and former employees and litigation claiming infringement of the copyrights and patents of others. Management believes that such pending litigation will not have a significant effect on the Company's financial position, earnings or cash flows.

M. RELATED PARTIES

The Company's Chairman of the Board and Chief Executive Officer is a member of the Board of Directors of The Bank of New York, which serves as the Company's lead bank for its Credit Facility, provides other general banking services and serves as the trustee and an investment manager for the Company's pension plan. In addition, the Company's President is a member of the Board of Directors of The Bank of New York Hamilton Funds, Inc. Fees paid to the bank for services rendered, interest on debt and premiums on derivative contracts amounted to $2,304,000, $2,213,000 and $1,582,000 in 2005, 2004 and 2003.

The Company's Executive Vice President and Chief Financial Officer is a member of the Board of Directors of The Dun & Bradstreet Corporation. Fees paid to that company for credit information reports were less than $100,000 in each of 2005, 2004 and 2003.

A member of the Company's Board of Directors was an officer of IBM Corporation until January 2006. Fees paid to that company for information technology equipment and services rendered amounted to $14,794,000, $10,645,000 and $11,837,000 in 2005, 2004 and 2003.

N. STOCKHOLDERS' EQUITY

Stock Repurchase Program

In March 2005, the Company's Board of Directors approved a stock repurchase program ("2005 Program") that authorized the repurchase of up to $400,000,000 of the Company's Common Stock through March 2007 by means of open market or private transactions. The 2005 Program replaced and terminated an earlier program. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as price and other market conditions. The Company's share repurchase activity was as follows:

	Years Ended January 31,		
(in thousands, except per share amounts)	2006	2005	2004
Cost of repurchases	$ 132,816	$ 86,732	$ 4,610
Shares repurchased and retired	3,835	2,735	200
Average cost per share	$ 34.63	$ 31.71	$ 23.05

At January 31, 2006, there remained $276,166,000 of authorization for future repurchases under the 2005 Program.

Stockholder Rights Plan

In January 2006, the Company's Board of Directors amended the Company's Stockholder Rights Plan to advance its expiration date from September 2008 to the close of business on January 19, 2006.

Cash Dividends

In May 2005, the Company's Board of Directors declared an increase of 33% in the quarterly dividend rate from $0.06 per share to $0.08 per share. In May 2004, the Company's Board of Directors declared an increase of 20% in the quarterly dividend rate on common shares, increasing the quarterly rate from $0.05 per share to $0.06 per share. In May 2003, the Company's Board of Directors declared a 25% increase in the quarterly rate on common shares, increasing it from $0.04 per share to $0.05 per share. On February 16, 2006, the Company's Board of Directors declared a quarterly dividend of $0.08 per common share. This dividend will be paid on April 10, 2006 to stockholders of record on March 20, 2006.

O. STOCK COMPENSATION PLANS

The Company has two stock compensation plans under which awards may continue to be made: the Employee Incentive Plan and the Directors Option Plan, both of which were approved by the stockholders. No award may be made under the employee plan after April 30, 2015 and under the directors plan after May 21, 2008.

Under the Employee Incentive Plan, the maximum number of common shares authorized for issuance was 11,000,000, as amended (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock (or rights to receive shares of stock) and cash. Awards of shares (or rights to receive shares) reduce the above authorized amount by 1.58 shares for every share delivered pursuant to such an award. Awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair-market value.

Until January 2005, the Company granted only stock options to employees, vesting in increments of 25% per year over four years. Beginning in January 2005, the Company, in addition to stock options, granted performance stock units ("PSU") to the executive officers of the Company and restricted stock units ("RSU") to other management employees. PSU and RSU payouts will be in shares of Company stock at vesting. PSU's vest at the end of a three-year period, contingent on the Company's performance against pre-set objectives established by the Company's Board of Directors. RSU's vest in increments of 25% per year over a four-year period. The PSU's and RSU's require no payment from the employee, and compensation expense is recognized based on the market price on the grant date ratably over the vesting period. However, PSU compensation expense may be adjusted over the vesting period if interim performance objectives are not met.

Under the Directors Option Plan, the maximum number of shares of Common Stock authorized for issuance was 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 20,000 (subject to adjustment) shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair-market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. All director options granted to-date vest in increments of 50% per year over a two-year period.

The Company uses newly-issued shares to satisfy stock option exercises and vesting of PSU's and RSU's.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option that represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date.

	Years Ended January 31,		
	2006	2005	2004
Dividend yield	0.5%	0.6%	0.6%
Expected volatility	39.2%	37.6%	37.5%
Risk-free interest rate	4.6%	3.7%	3.3%
Expected term (years)	7	6	6

A summary of the option activity for the Company's stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 31, 2005	13,588,970	$ 27.40		
Granted	388,948	38.09		
Exercised	(1,542,033)	15.95		
Forfeited/cancelled	(353,883)	35.30		
Outstanding at January 31, 2006	12,082,002	$ 28.97	5.72	$ 114,985
Exercisable at January 31, 2006	9,452,531	$ 27.43	5.00	$ 104,608

The weighted-average grant-date fair value of options granted for the years ended January 31, 2006, 2005 and 2004 was $17.56, $12.98 and $14.89. The total intrinsic value (market value on date of exercise less grant price) of options exercised during the years ended January 31, 2006, 2005 and 2004 was $34,336,000, $10,569,000 and $51,953,000.

A summary of the activity for the Company's RSU's is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2005	509,944	$ 31.68
Granted	602,472	39.10
Vested	(114,139)	31.68
Forfeited	(56,818)	31.76
Non-vested at January 31, 2006	941,459	$ 36.41

A summary of the activity for the Company's PSU's is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2005	346,000	$ 31.49
Granted	293,000	37.84
Non-vested at January 31, 2006	639,000	$ 34.40

As of January 31, 2006, there was $74,067,000 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Employee Incentive Plan and Directors Option Plan. The expense is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of RSU's vested during the year ended January 31, 2006 was $4,594,000. No RSU's vested during the year ended January 31, 2005. No PSU's vested during the years ended January 31, 2006 and 2005.

Total compensation cost for stock-based-compensation awards recognized in income and the related income tax benefit was $25,622,000 and $10,104,000 for the year ended January 31, 2006 and was $22,100,000 and $8,651,000 for the year ended January 31, 2005. Total compensation cost capitalized in inventory is not significant.

P. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

The Company maintains the following pension plans: a noncontributory defined benefit pension plan ("Qualified Plan") covering substantially all U.S. employees and qualified in accordance with the Internal Revenue Service Code, a non-qualified unfunded retirement income plan ("Excess Plan") covering certain employees affected by Internal Revenue Service Code compensation limits and a non-qualified unfunded Supplemental Retirement Income Plan ("SRIP") that covers executive officers of the Company.

Qualified Plan benefits are based on the highest five years of compensation and the number of years of service. The Company funds the Qualified Plan's trust in accordance with regulatory limits to provide for current service and for the unfunded benefit obligation over a reasonable period and for current service benefit accruals. The Company made cash contributions of $20,000,000 to the Qualified Plan in 2005 and plans to contribute approximately $15,000,000 in 2006. However, this expectation is subject to change based on asset performance being significantly different than the assumed long-term rate of return on pension assets and pending 2006 pension legislation.

Effective February 1, 2006, the Qualified Plan was amended to exclude all employees hired on or after January 1, 2006 from the Qualified Plan. Instead, employees hired on or after January 1, 2006 will be eligible to receive a defined contribution retirement benefit under the Employee Profit Sharing and Retirement Savings Plan (see below). Employees hired before January 1, 2006 will continue to be eligible for and accrue benefits under the Qualified Plan.

On January 1, 2004, the Company established the Excess Plan which uses the same retirement benefit formula set forth in the Qualified Plan, but includes earnings that are excluded under the Qualified Plan due to Internal Revenue Service Code qualified pension plan limitations. Benefits payable under the Qualified Plan offset benefits payable under the Excess Plan. Employees vested under the Qualified Plan are vested under the Excess Plan; however, benefits under the Excess Plan are subject to forfeiture if employment is terminated for cause and, for those who leave the Company prior to age 65, for failure to execute and adhere to non-competition and confidentiality covenants.

The SRIP is a supplement to the Qualified Plan, Excess Plan and Social Security by providing additional payments upon a participant's retirement. Benefits payable under the Qualified Plan, Excess Plan and Social Security offset benefits payable under the SRIP. Benefits payable under the SRIP do not vest until a participant both (i) attains at least age 60 while employed by the Company and (ii) the employee has provided at least 15 years of service, except in the event of a change in control. Furthermore, benefits are subject to forfeiture if benefits under the Excess Plan are forfeited.

The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. The actuarial present value of the benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

The Company provides certain health-care and life insurance benefits ("Other Postretirement Benefits") for current and retired employees and accrues the cost of providing these benefits throughout the employees' active service period until they attain full eligibility for those benefits. Substantially all of the Company's U.S. full-time employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The cost of providing postretirement health-care benefits is shared by the retiree and the Company, with retiree contributions evaluated annually and adjusted in order to maintain the Company/retiree cost-sharing target ratio. In September 2003, the share of

contributions for current and future retirees was increased, in addition to other benefit changes, in order to maintain the cost-sharing target ratio, resulting in reduced postretirement expense. Effective February 1, 2006, the Company is amending the plan to increase cost sharing that will apply to current and future early retirees. The life insurance benefits are noncontributory. The Company's employee and retiree health-care benefits are administered by an insurance company, and premiums on life insurance are based on prior years' claims experience.

The Company uses a December 31 measurement date for its employee benefit plans.

Obligations and Funded Status

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans as of the measurement date:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2006	2005	2006	2005
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 196,926	$ 170,344	$ 27,118	$ 27,357
Service cost	12,702	11,072	1,697	1,246
Interest cost	11,958	10,738	1,780	1,535
Participants' contributions	–	–	168	45
Amendment	–	–	(1,746)	–
Actuarial loss (gain)	24,076	8,302	(2,449)	(1,771)
Benefits paid	(3,626)	(3,530)	(1,585)	(1,294)
Benefit obligation at end of year*	$ 242,036	$ 196,926	$ 24,983	$ 27,118
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 143,497	$ 115,943	$ –	$ –
Actual return on plan assets	13,519	6,038	–	–
Employer contribution	20,046	25,046	1,417	1,249
Participants' contributions	–	–	168	45
Benefits paid	(3,626)	(3,530)	(1,585)	(1,294)
Fair value of plan assets at end of year	$ 173,436	$ 143,497	$ –	$ –
Funded status	$ (68,600)	$ (53,429)	$ (24,983)	$ (27,118)
Unrecognized net actuarial loss	56,675	38,970	4,456	6,979
Unrecognized prior service cost	4,061	4,865	(18,292)	(17,402)
Accrued benefit cost	$ (7,864)	$ (9,594)	$ (38,819)	$ (37,541)

*The benefit obligation for Pension Benefits is the projected benefit obligation and for Other Postretirement Benefits is the accumulated postretirement benefit obligation.

The following table provides additional information regarding the Company's pension plans' projected benefit obligations and assets (included in pension benefits in the table above) and accumulated benefit obligation:

								January 31,
				2006				2005
(in thousands)	Qualified	Excess	SRIP	Total	Qualified	Excess	SRIP	Total
Projected benefit obligation	$ 198,555	$ 27,564	$ 15,917	$ 242,036	$ 163,743	$ 16,804	$ 16,379	$ 196,926
Fair value of plan assets	173,436	–	–	173,436	143,497	–	–	143,497
Funded status	$ (25,119)	$ (27,564)	$ (15,917)	$ (68,600)	$ (20,246)	$ (16,804)	$ (16,379)	$ (53,429)
Accumulated benefit obligation	$ 165,721	$ 9,724	$ 6,222	$ 181,667	$ 138,392	$ 7,688	$ 3,738	$ 149,818

At January 31, 2006, the Company had an accrued liability of $28,352,000, a prepaid asset of $16,601,000 and an intangible asset of $3,887,000 for pension benefits. At January 31, 2005, the Company had an accrued liability of $19,711,000 and a prepaid asset of $10,117,000 for pension benefits.

Net Periodic Benefit Cost

Net periodic pension and other postretirement benefit expense included the following components:

						Years Ended January 31,
	Pension Benefits			Other Postretirement Benefits		
(in thousands)	2006	2005	2004	2006	2005	2004
Service cost	$12,702	$11,072	$ 9,370	$ 1,697	$ 1,246	$ 2,543
Interest cost	11,958	10,738	9,299	1,780	1,535	2,364
Expected return on plan assets	(10,052)	(8,311)	(6,534)	–	–	–
Amortization of prior service cost	804	804	185	(856)	(1,213)	(408)
Amortization of net loss	2,904	1,837	1,076	74	267	299
Net expense	$18,316	$16,140	$13,396	$ 2,695	$ 1,835	$ 4,798

Assumptions

Weighted-average assumptions used to determine benefit obligations:

						January 31,
	Pension Benefits			Other Postretirement Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	5.75%	6.00%	6.25%	5.75%	6.00%	6.25%
Rate of increase in compensation:						
Qualified	3.50%	3.50%	3.75%	–	–	–
Excess	5.00%	3.50%	3.75%	–	–	–
SRIP	8.00%	8.00%	8.25%	–	–	–

Weighted-average assumptions used to determine net periodic benefit cost:

	Years Ended January 31,					
	Pension Benefits			Other Postretirement Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	6.00%	6.25%	6.50%	6.00%	6.25%	6.50%
Expected return on plan assets	7.50%	7.50%	7.50%	–	–	–
Rate of increase in compensation:						
Qualified	3.50%	3.75%	4.00%	–	–	–
Excess	3.50%	3.75%	4.00%	–	–	–
SRIP	8.00%	8.25%	8.50%	–	–	–

The expected long-term rate of return on Qualified Plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, 9.50% (for pre-age 65 retirees) and 10.50% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2006. The rate was assumed to decrease gradually to 4.75% by 2016 (for pre-age 65 retirees) and by 2018 (for post-age 65 retirees) and remain at that level thereafter.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the Company's postretirement health-care benefits plan. A one-percentage-point increase in the assumed health-care cost trend rate would increase the Company's accumulated postretirement benefit obligation by $3,320,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $708,000 for the year ended January 31, 2006. Decreasing the health-care cost trend rate by one-percentage-point would decrease the Company's accumulated postretirement benefit obligation by $2,670,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $480,000 for the year ended January 31, 2006.

Plan Assets

The Company's Qualified Plan asset allocation at the measurement date and target asset allocation by asset category are as follows:

		Percentage of Qualified Plan Assets at December 31,	
Asset Category	Target Asset Allocation	2005	2004
Equity securities	65% – 75%	68%	67%
Debt securities	25% – 35%	29	28
Other	0 % – 10%	3	5
		100%	100%

Qualified Plan assets include investments in the Company's Common Stock, representing 5% of plan assets at both December 31, 2005 and 2004.

The Company's investment objectives, related to Qualified Plan assets, are the preservation of principal and the achievement of a reasonable rate of return over time. As a result, the Qualified Plan's assets are

allocated based on an expectation that equity securities will outperform debt securities over the long term. Assets of the Qualified Plan are broadly diversified, consisting primarily of equity mutual funds, common stocks and U.S. government, corporate and mortgage obligations. The Company attempts to mitigate investment risk by rebalancing asset allocation periodically.

Benefit Payments

The Company expects the following future benefit payments to be paid:

Years Ending January 31,	Pension Benefits *(in thousands)*	Other Postretirement Benefits *(in thousands)*
2007	$ 4,359	$ 1,242
2008	4,812	1,286
2009	5,344	1,323
2010	5,998	1,351
2011	6,681	1,395
2012-2016	51,037	7,644

Profit Sharing and Retirement Savings Plan

The Company maintains an Employee Profit Sharing and Retirement Savings Plan ("EPSRS Plan") that covers substantially all U.S.-based employees. Under the profit-sharing feature of the EPSRS Plan, the Company makes contributions, in the form of newly-issued Company Common Stock, to the employees' accounts based on the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Company's Board of Directors. The Company recorded expense of $4,550,000, $4,400,000 and $2,625,000 in 2005, 2004 and 2003. Under the retirement savings feature of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation, and the Company provides a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded expense of $5,674,000, $5,342,000 and $4,649,000 in 2005, 2004 and 2003. Contributions to both features of the EPSRS Plan are made in the following year.

Under the profit-sharing feature of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee either leaves or retires from the Company, subject to certain diversification rights. Effective February 1, 2006, any employee who has two or more years of service may diversify his or her Company stock account into other investment options provided under the plan. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in Company stock. At January 31, 2006, investments in Company stock in the profit-sharing portion and in the retirement savings portion represented 18% and 12% of total EPSRS Plan assets.

Effective as of February 1, 2006, the EPSRS Plan was amended to provide a defined contribution retirement benefit (the "DCRB") to eligible employees hired on or after January 1, 2006 (see Pension and Other Postretirement Benefits above). Under the DCRB, the Company will make contributions each year to each employee's account at a rate based upon age and service. These contributions will be deposited into individual accounts set up in each employee's name to be invested in a manner similar to the retirement savings portion of the EPSRS Plan.

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan for directors and certain executives and management employees, whereby eligible participants may defer a portion of their compensation for payment at specified future dates upon retirement, death or termination of employment. The deferred compensation is adjusted to reflect performance, whether positive or negative, of selected investment options, chosen by each participant, during the deferral period or adjusted to reflect guaranteed returns, depending on the plan. The amounts accrued under the plans were $14,386,000 and $12,340,000 at January 31, 2006 and 2005 and are reflected in other long-term liabilities.

Q. INCOME TAXES

Earnings before income taxes consisted of the following:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
United States	$ 248,495	$ 333,514	$ 224,789
Foreign	119,479	138,634	117,896
	$ 367,974	$ 472,148	$ 342,685

Components of the provision for income taxes were as follows:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Current:			
Federal	$ 94,818	$ 124,585	$ 54,977
State	24,883	17,729	16,803
Foreign	40,041	49,015	46,623
	159,742	191,329	118,403
Deferred:			
Federal	(42,676)	(20,205)	8,741
State	(4,417)	(3,940)	2,027
Foreign	670	665	(2,003)
	(46,423)	(23,480)	8,765
	$ 113,319	$ 167,849	$ 127,168

Deferred tax assets (liabilities) consisted of the following:

	January 31,	
(in thousands)	2006	2005
Deferred tax assets:		
Postretirement/employment benefits	$ 18,475	$ 17,766
Inventory	40,883	40,327
Accrued expenses	13,863	13,346
Share-based compensation	17,666	9,251
Asset impairment	–	3,096
Pension and retirement benefits	1,615	4,546
Depreciation	6,148	–
Foreign net operating losses	27,711	25,477
Deferred income	3,565	3,763
Other	167	75
	130,093	117,647
Valuation allowance	(26,586)	(25,477)
	103,507	92,170
Deferred tax liabilities:		
Undistributed earnings of foreign subsidiaries	–	(39,739)
Financial hedging instruments	(1,335)	(229)
Depreciation	–	(19,394)
Other	(2,768)	(1,193)
	(4,103)	(60,555)
Net deferred tax asset	$ 99,404	$ 31,615

The Company has recorded a valuation allowance against certain deferred tax assets related to foreign net operating loss carryforwards where recovery is uncertain.

The income tax effects of items comprising the deferred income tax (benefit) expense were as follows:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Share-based compensation	$ (8,415)	$ (9,251)	$ –
Undistributed earnings of foreign subsidiaries	(20,321)	(2,831)	4,161
Inventory	(2,207)	(11,666)	(1,530)
Depreciation	(17,704)	2,265	5,709
Asset impairment	–	(3,096)	–
Deferred income	230	(3,763)	–
Postretirement/employment benefit obligations	(631)	(1,419)	(1,575)
Equity investments	–	(1,069)	–
Accrued expenses	(536)	199	(1,890)
Excess pension contribution	2,710	4,915	2,930
Financial hedging instruments	1,106	158	233
Other	(655)	2,078	727
	$ (46,423)	$ (23,480)	$ 8,765

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

	Years Ended January 31,		
	2006	2005	2004
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	4.1	2.2	4.2
Foreign losses with no tax benefit	0.7	0.5	1.1
American Jobs Creation Act of 2004	(6.1)	(1.8)	–
Extraterritorial income exclusion	(2.0)	(1.3)	(1.7)
Other	(0.9)	1.0	(1.5)
	30.8%	35.6%	37.1%

The American Jobs Creation Act of 2004 ("AJCA"), which was signed into law on October 22, 2004, created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. This incentive effectively reduces the amount of U.S. Federal income tax due on the repatriation. Taking advantage of the AJCA, the Company recorded an income tax benefit of $8,600,000 in 2004 to reflect the Company's plan to repatriate $100,000,000 of accumulated foreign earnings. In 2005, the Company recorded an income tax benefit of $22,588,000 due to the Internal Revenue Service clarifying certain provisions of the AJCA in May 2005, which also resulted in the Company's decision to repatriate additional foreign earnings. The tax benefit to the Company occurred because the Company had previously accrued income taxes on un-repatriated foreign earnings at higher income tax rates. In total, the Company repatriated $178,245,000 of accumulated foreign earnings.

In the fourth quarter of 2005, the Company determined that it has the intent to indefinitely reinvest any undistributed earnings of foreign subsidiaries which were not repatriated under the AJCA and, therefore, has not provided deferred taxes on approximately $24,000,000 of undistributed earnings. U.S. Federal income taxes of approximately $3,800,000 would be incurred if these earnings were distributed.

The AJCA provides a two-year transition from the existing Extraterritorial Income Exclusion Act. The World Trade Organization ("WTO") ruled that this exclusion was an illegal export subsidy. The European Union believes that the AJCA fails to adequately repeal the illegal export subsidies because of these transitional provisions and has asked the WTO to review whether these transitional provisions are in compliance with the WTO's prior ruling. Until the final resolution of this matter, management will be unable to predict what impact, if any, this will have on future earnings.

R. SEGMENT INFORMATION

The Company's reportable segments are: U.S. Retail, International Retail and Direct Marketing (see Note A). These reportable segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Its Other channel of distribution includes all non-reportable segments which consist of worldwide sales of businesses operated under trademarks and tradenames other than TIFFANY & CO., as well as wholesale sales of diamonds not suitable for the Company's production by its diamond sourcing and manufacturing operations.

The Company's products are primarily sold in TIFFANY & CO. retail locations around the world. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

In deciding how to allocate resources and assess performance, the Company's Executive Officers regularly evaluate the performance of its reportable segments on the basis of net sales and earnings from operations, after the elimination of inter-segment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reclassifications were made to prior years' segment amounts to conform to the current year presentation and to reflect the revised manner in which management evaluates the performance of segments. Effective with the second quarter of 2005, the Company placed responsibility for U.S. non-Internet business-to-business sales within the U.S. Retail segment and, consequently, now reports non-Internet business-to-business sales in that segment. In the past, such sales were reported in the Direct Marketing segment, which will continue to report Internet business-to-business transactions.

Certain information relating to the Company's segments is set forth below:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Net sales:			
U.S. Retail	$ 1,220,683	$ 1,116,845	$ 1,013,034
International Retail	900,689	857,360	781,572
Direct Marketing	157,483	142,508	133,254
Total reportable segments	2,278,855	2,116,713	1,927,860
Other	116,298	88,118	72,185
	$ 2,395,153	$ 2,204,831	$ 2,000,045
Earnings (losses) from operations:*			
U.S. Retail	$ 268,769	$ 227,302	$ 224,149
International Retail	212,496	202,260	213,666
Direct Marketing	58,542	47,566	46,813
Total reportable segments	539,807	477,128	484,628
Other	(18,829)	(23,290)	(8,460)
	$ 520,978	$ 453,838	$ 476,168

*Represents earnings from operations excluding unallocated corporate expenses.

Each of the above segment's earnings (losses) from operations in the years ended January 31, 2006 and 2005 was affected by an allocation of the expense associated with the adoption of SFAS No. 123R.

The Company's Executive Officers do not evaluate the performance of the Company's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

The following table sets forth reconciliations of the segments' earnings from operations to the Company's consolidated earnings before income taxes:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Earnings from operations for segments	$ 520,978	$ 453,838	$ 476,168
Unallocated corporate expenses	(138,273)	(159,309)	(120,649)
Interest expense, financing costs and other income, net	(14,731)	(15,978)	(12,834)
Gain on sale of equity investment	–	193,597	–
Earnings before income taxes	$ 367,974	$ 472,148	$ 342,685

Unallocated corporate expenses include costs related to the Company's administrative support functions, such as information technology, finance, legal and human resources, which the Company does not allocate to its segments. In addition, unallocated corporate expenses for the year ended January 31, 2005 included a $25,000,000 contribution to The Tiffany & Co. Foundation, a non-profit organization that provides grants to other non-profit organizations.

Sales to unaffiliated customers and long-lived assets by geographic areas were as follows:

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Net sales:			
United States	$ 1,444,947	$ 1,311,348	$ 1,189,027
Japan	490,834	492,125	485,424
Other countries	459,372	401,358	325,594
	$ 2,395,153	$ 2,204,831	$ 2,000,045
Long-lived assets:			
United States	$ 587,323	$ 640,524	$ 638,174
Japan	157,218	175,001	163,686
Other countries	145,770	124,762	105,020
	$ 890,311	$ 940,287	$ 906,880

Classes of Similar Products

	Years Ended January 31,		
(in thousands)	2006	2005	2004
Net sales:			
Jewelry	$ 2,001,896	$ 1,827,541	$ 1,640,495
Tableware, timepieces and other	393,257	377,290	359,550
	$ 2,395,153	$ 2,204,831	$ 2,000,045

S. QUARTERLY FINANCIAL DATA (UNAUDITED)

	2005 Quarters Ended			
(in thousands, except per share amounts)	April 30*	July 31*	October 31	January 31*
Net sales	$ 509,901	$ 526,701	$ 500,105	$ 858,446
Gross profit	274,821	292,084	270,530	504,905
Earnings from operations	66,311	74,068	39,795	202,531
Net earnings	40,058	50,551	23,789	140,257
Net earnings per share:				
Basic	$ 0.28	$ 0.35	$ 0.17	$ 0.99
Diluted	$ 0.27	$ 0.35	$ 0.16	$ 0.97

*Net earnings and net earnings per share include the effect of the tax benefit received from repatriating earnings from foreign affiliates (see Note Q). The Company recorded a tax benefit of $1,500,000 for the three months ended April 30, 2005, $6,600,000 for the three months ended July 31, 2005 and $14,488,000 for the three months ended January 31, 2006.

	2004 Quarters Ended			
(in thousands, except per share amounts)	April 30	July 31	October 31	January 31*
Net sales	$ 456,960	$ 476,597	$ 461,152	$ 810,122
Gross profit	258,876	264,488	245,528	461,681
Earnings from operations	62,695	58,170	33,364	140,300
Net earnings	36,811	33,090	17,358	217,040
Net earnings per share:				
Basic	$ 0.25	$ 0.23	$ 0.12	$ 1.50
Diluted	$ 0.25	$ 0.22	$ 0.12	$ 1.48

*Net earnings and net earnings per share include the effect of (i) the Company's sale of its equity investment in Aber (see Note D) and (ii) the tax benefit received from repatriating earnings from foreign affiliates (see Note Q).

The sum of the quarterly net earnings per share amounts in the above tables may not equal the full-year amount since the computations of the weighted-average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

NONE

Item 9A. Controls and Procedures.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), Registrant's chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In addition, Registrant's chief executive officer and chief financial officer have determined that there have been no changes in Registrant's internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Registrant's internal control over financial reporting.

Registrant's management, including its chief executive officer and chief financial officer, necessarily applied their judgment in assessing the costs and benefits of such controls and procedures. By their nature, such controls and procedures cannot provide absolute certainty, but can provide reasonable assurance regarding management's control objectives. Our chief executive officer and our chief financial officer have concluded that Registrant's disclosure controls and procedures are (i) designed to provide such reasonable assurance and (ii) are effective at that reasonable assurance level.

Report of Management

Management's Responsibility for Financial Information. The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded, and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report is shown on page K-44-45.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent registered public accounting firm to discuss specific accounting, financial reporting and internal control matters. Both the independent registered public accounting firm and the internal auditors have full and free access to the Audit

Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a – 15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of January 31, 2006 based on criteria in Internal Control – Integrated Framework issued by the COSO. Management's assessment of the effectiveness of internal control over financial reporting as of January 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is shown on page K-44-45.

/s/ Michael J. Kowalski
Chairman of the Board and Chief Executive Officer

/s/ James E. Quinn
President

/s/ James N. Fernandez
Executive Vice President and Chief Financial Officer

Item 9B. Other Information.

NONE

[Remainder of this page is intentionally left blank]

PART III

Item 10. Directors and Executive Officers of the Registrant.

Incorporated by reference from Registrant's Proxy Statement dated April 14, 2006, pages PS-7-8 and PS-33-34.

CODE OF ETHICS AND OTHER CORPORATE GOVERNANCE DISCLOSURES

Registrant has adopted a Code of Business and Ethical Conduct for its Directors, Chief Executive Officer, Chief Financial Officer and all other officers of Registrant. A copy of this Code is posted on the corporate governance section of the Registrant's website, www.tiffany.com (go to "About Tiffany" and "Shareholder Information"). Registrant intends to disclose any material amendments to its Code of Business and Ethical Conduct, as well as any waivers by posting such information on the same website. The Registrant will also provide a copy of the Code of Business and Ethical Conduct to stockholders upon request.

See Registrant's Proxy Statement dated April 14, 2006, pages PS-14-15 for information on Registrant's Business Conduct Policy – Worldwide.

Item 11. Executive Compensation.

Incorporated by reference from Registrant's Proxy Statement dated April 14, 2006, pages PS-19-31.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated by reference from Registrant's Proxy Statement dated April 14, 2006, pages PS-6-8.

Item 13. Certain Relationships and Related Transactions.

See Executive Officers of the Registrant and Board of Directors information incorporated by reference from Registrant's Proxy Statement dated April 14, 2006, pages PS-17-18 and pages PS-10 and PS-33-34, respectively.

Item 14. Principal Accounting Fees and Services.

Incorporated by reference from Registrant's Proxy Statement dated April 14, 2006, pages PS-8-9.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) List of Documents Filed As Part of This Report:

1. Financial Statements

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of January 31, 2006 and 2005.

Consolidated Statements of Earnings for the years ended January 31, 2006, 2005 and 2004.

Consolidated Statements of Stockholders' Equity and Comprehensive Earnings for the years ended January 31, 2006, 2005 and 2004.

Consolidated Statements of Cash Flows for the years ended January 31, 2006, 2005 and 2004.

Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

The following financial statement schedule should be read in conjunction with the Consolidated Financial Statements:

Schedule II - Valuation and Qualifying Accounts and Reserves.

All other schedules have been omitted since they are neither applicable nor required, or because the information required is included in the consolidated financial statements and notes thereto.

3. Exhibits

The following exhibits have been filed with the Securities and Exchange Commission, but are not attached to copies of this Annual Report on Form 10-K other than complete copies filed with said Commission and the New York Stock Exchange:

Exhibit	Description
3.1	Restated Certificate of Incorporation of Registrant. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 8-K dated May 16, 1996, as amended by the Certificate of Amendment of Certificate of Incorporation dated May 20, 1999. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 1999.
3.1a	Amendment to Certificate of Incorporation of Registrant dated May 18, 2000. Previously filed as Exhibit 3.1b to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2001.
3.2	Restated By-Laws of Registrant, as last amended September 18, 2003. Incorporated by reference from Exhibit 3.2 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.

Exhibit	Description
4.1	Amended and Restated Rights Agreement dated as of April 8, 2004 by and between Registrant and Mellon Investor Services LLC, as Rights Agent. Incorporated by reference from Exhibit 4.1 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
4.1a	Second Amendment to Amended and Restated Rights Agreement, referred to in Exhibit 4.1 above dated effective January 19, 2006, by and between Tiffany & Co. and Mellon Investor Services LLC (successor to ChaseMellon Shareholder Services, LLC), as Rights Agent. Previously filed as Exhibit 4.1 to Registrant's Report on Form 8-K dated January 19, 2006.
10.5	Designer Agreement between Tiffany and Paloma Picasso dated April 4, 1985. Incorporated by reference from Exhibit 10.5 filed with Registrant's Registration Statement on Form S-1, Registration No. 33-12818 (the "Registration Statement").
10.122	Agreement dated as of April 3, 1996 among American Family Life Assurance Company of Columbus, Japan Branch, Tiffany & Co. Japan, Inc., Japan Branch, and Registrant, as Guarantor, for yen 5,000,000,000 Loan Due 2011. Incorporated by reference from Exhibit 10.122 filed with Registrant's Report on Form 10-Q for the Fiscal quarter ended April 30, 1996.
10.122a	Amendment No. 1 to the Agreement referred to in Exhibit 10.122 above dated November 18, 1998. Incorporated by reference from Exhibit 10.122a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.122b	Guarantee by Tiffany & Co. of the obligations under the Agreement referred to in Exhibit 10.122 above dated April 3, 1996. Incorporated by reference from Exhibit 10.122b filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122c	Amendment No. 2 to Guarantee referred to in Exhibit 10.122b above, dated October 15, 1999. Incorporated by reference from Exhibit 10.122c filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122d	Amendment No. 3 to Guarantee referred to in Exhibit 10.122b above, dated July 16, 2002. Incorporated by reference from Exhibit 10.122d filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122e	Amendment No. 4 to Guarantee referred to in Exhibit 10.122b above, dated December 9, 2005.
10.123	Agreement made effective as of February 1, 1997 by and between Tiffany and Elsa Peretti. Incorporated by reference from Exhibit 10.123 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.

Exhibit	Description
10.126	Form of Note Purchase Agreement between Registrant and various institutional note purchasers with Schedules B, 5.14 and 5.15 and Exhibits 1A, 1B, and 4.7 thereto, dated as of December 30, 1998 in respect of Registrant's $60 million principal amount 6.90% Series A Senior Notes due December 30, 2008 and $40 million principal amount 7.05% Series B Senior Notes due December 30, 2010. Incorporated by reference from Exhibit 10.126 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.126a	First Amendment and Waiver Agreement to Form of Note Purchase Agreement referred to in previously filed Exhibit 10.126, dated May 16, 2002. Incorporated by reference from Exhibit 10.126a filed with Registrant's Report on Form 8-K dated June 10, 2002.
10.128	Agreement made the 1st day of August 2001 by and between Tiffany & Co. Japan Inc. and Mitsukoshi Ltd. of Japan. Incorporated by reference from Exhibit 10.128 filed with Registrant's Report on Form 8-K dated August 1, 2001.
10.132	Form of Note Purchase Agreement between Registrant and various institutional note purchasers with Schedules B, 5.14 and 5.15 and Exhibits 1A, 1B and 4.7 thereto, dated as of July 18, 2002 in respect of Registrant's $40,000,000 principal amount 6.15% Series C Notes due July 18, 2009 and $60,000,000 principal amount 6.56% Series D Notes due July 18, 2012. Incorporated by reference from Exhibit 10.132 filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.133	Guaranty Agreement dated July 18, 2002 with respect to the Note Purchase Agreements (see Exhibit 10.132 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.133 filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.134	Translation of Condition of Bonds applied to Tiffany & Co. Japan Inc. First Series Yen Bonds due 2010 in the aggregate principal amount of 15,000,000,000 yen issued September 30, 2003 (for Qualified Investors Only). Incorporated by reference from Exhibit 10.134 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.135	Translation of Application of Bonds for Tiffany & Co. Japan Inc. First Series Yen Bonds due 2010 in the aggregate principal amount of 15,000,000,000 yen issued September 30, 2003 (for Qualified Investors Only). Incorporated by reference from Exhibit 10.135 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004
10.135a	Translation of Amendment of Application of Bonds referred to in Exhibit 10.135. Incorporated by reference from Exhibit 10.135a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.

Exhibit	Description
10.136	Payment Guarantee dated September 30, 2003 made by Tiffany & Co. for the benefit of the Qualified Investors of the Bonds referred to in Exhibit 10.134. Incorporated by reference from Exhibit 10.136 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.145	Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.145a	First Addendum to the Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.146	Credit Agreement dated as of July 20, 2005 by and among Registrant, Tiffany and Company, Tiffany & Co. International, each other Subsidiary of Registrant that is a Borrower and is a signatory thereto and The Bank of New York, as Administrative Agent, and various lenders party thereto. Incorporated by reference from Exhibit 10.146 filed with Registrant's Report on Form 8-K dated July 20, 2005.
10.147	Guaranty Agreement dated as of July 20, 2005, with respect to the Credit Agreement (see Exhibit 10.146 above) by and among Registrant, Tiffany and Company, Tiffany & Co. International, and Tiffany & Co. Japan Inc. and The Bank of New York, as Administrative Agent. Incorporated by reference from Exhibit 10.147 filed with Registrant's Report on Form 8-K dated July 20, 2005.
10.149	Lease Agreement made as of September 28, 2005 between CLF Sylvan Way LLC and Tiffany and Company, and form of Registrant's guaranty of such lease. Incorporated by reference from Exhibit 10.149 filed with Registrant's Report on Form 8-K dated September 23, 2005.
14.1	Code of Business and Ethical Conduct and Business Conduct Policy. Incorporated by reference from Exhibit 14.1 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Executive Compensation Plans and Arrangements

Exhibit	Description
4.3	Registrant's 1998 Directors Option Plan. Incorporated by reference from Exhibit 4.3 to Registrant's Registration Statement on Form S-8, file number 333-67725, filed November 23, 1998.
4.4	Registrant's Amended and Restated 1998 Employee Incentive Plan effective May 19, 2005. Previously filed as Exhibit 4.3 with Registrant's Report on Form 8-K dated May 23, 2005.
10.3	Registrant's 1986 Stock Option Plan and terms of stock option agreement, as last amended on July 16, 1998. Incorporated by reference from Exhibit 10.3 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.49	Form of Indemnity Agreement, approved by the Board of Directors on March 11, 2005 for use with all directors and executive officers. Incorporated by reference from Exhibit 10.49 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.49a	Form of Indemnity Agreement, approved by the Board of Directors on March 11, 2005 for use with all directors and executive officers (Corrected Version). Incorporated by reference from Exhibit 10.49a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.60	Registrant's 1988 Director Stock Option Plan and form of stock option agreement, as last amended on November 21, 1996. Incorporated by reference from Exhibit 10.60 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.
10.106	Amended and Restated Tiffany and Company Executive Deferral Plan originally made effective October 1, 1989, as amended effective November 23, 2005.
10.108	Registrant's Amended and Restated Retirement Plan for Non-Employee Directors originally made effective January 1, 1989, as amended through January 21, 1999. Incorporated by reference from Exhibit 10.108 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.109	Summary of informal incentive cash bonus plan for managerial employees. Incorporated by reference from Exhibit 10.109 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.114	1994 Tiffany and Company Supplemental Retirement Income Plan, Amended and Restated as of March 7, 2005. Incorporated by reference from Exhibit 10.114 filed with Registrant's Report on Form 8-K dated March 16, 2005.

10.127b	Form of Retention Agreement between and among Registrant and Tiffany and each of its executive officers and Appendices I to III to the Agreement. Incorporated by reference from Exhibit 10.127b filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2003.
10.128	Group Long Term Disability Insurance Policy issued by UnumProvident, Policy No. 533717 001. Incorporated by reference from Exhibit 10.128 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2003.
10.137	Summary of arrangements for the payment of premiums on life insurance policies owned by executive officers. Incorporated by reference from Exhibit 10.137 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.138	Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits. Incorporated by reference from Exhibit 10.138 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.139	Form of Fiscal 2005 Cash Incentive Award Agreement for certain executive officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.139 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.139a	Form of Fiscal 2006 Cash Incentive Award Agreement for certain executive officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.139a filed with Registrant's Report on Form 8-K dated March 24, 2006.
10.140	Form of Terms of Performance-Based Restricted Stock Unit Grants to Executive Officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.140 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.140a	Form of Non-Competition and Confidentiality Covenants for use in connection with Performance-Based Restricted Stock Unit Grants to Registrant's Executive Officers and Time-Vested Restricted Unit Awards made to other officers of Registrant's affiliated companies pursuant to the Registrant's 2005 Employee Incentive Plan and pursuant to the Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits. Incorporated by reference from Exhibit 10.140a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.142	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Directors Option Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.142 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.143	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.143 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.143a	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005. Incorporated by reference from Exhibit 10.143a filed with Registrant's Report on Form 8-K dated May 23, 2005.

10.144	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.144a	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.150	Form of Terms of Time-Vested Restricted Stock Unit Grants under Registrant's 1998 Employee Incentive Plan and 2005 Employee Incentive Plan. Previously filed as Exhibit 10.146 with Registrant's Report on Form 8-K dated May 23, 2005.
10.151	Registrant's 2005 Employee Incentive Plan as adopted May 19, 2005. Previously filed as Exhibit 10.145 with Registrant's Report on Form 8-K dated May 23, 2005.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006

TIFFANY & CO.
(Registrant)

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chairman of the Board and Chief Executive Officer
(principal executive officer) (director)

By: /s/ James N. Fernandez

James N. Fernandez
Executive Vice President and Chief Financial Officer
(principal financial officer)

By: /s/ James E. Quinn

James E. Quinn
President
(director)

By: /s/ Henry Iglesias

Henry Iglesias
Vice President and Controller
(principal accounting officer)

By: /s/ William R. Chaney

William R. Chaney
Director

By: /s/ Rose Marie Bravo

Rose Marie Bravo
Director

By: /s/ Samuel L. Hayes III

Samuel L. Hayes III
Director

By: /s/ Abby F. Kohnstamm

Abby F. Kohnstamm
Director

By: /s/ Charles K. Marquis

Charles K. Marquis
Director

By: /s/ J. Thomas Presby

J. Thomas Presby
Director

By: /s/ William A. Shutzer

William A. Shutzer
Director

March 31, 2006

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2006:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,074,651	$ 1,604,690	--	$ 1,561,664[a]	$ 2,117,677
Sales returns	5,416,637	907,405	--	440,000[b]	5,884,042
Allowance for inventory liquidation and obsolescence	20,927,849	10,179,255	--	9,110,709[c]	21,996,395
Allowance for inventory shrinkage	4,736,429	2,382,170	--	5,998,376[d]	1,120,223
LIFO reserve	64,058,414	11,565,883	--	--	75,624,297

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses and reductions resulting from changes in estimates.

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2005:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,325,462	$ 1,976,551	--	$ 2,227,362[a]	$ 2,074,651
Sales returns	4,666,605	973,605	--	223,573[b]	5,416,637
Allowance for inventory liquidation and obsolescence	21,983,185	2,432,504	2,934,967[e]	6,422,807[c]	20,927,849
Allowance for inventory shrinkage	4,591,185	2,265,940	--	2,120,696[d]	4,736,429
LIFO reserve	30,587,252	33,471,162	--	--	64,058,414

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.
e) Reclassification from gross inventory to reserves.

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2004:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,129,652	$ 2,081,919	--	$ 1,886,109[a]	$ 2,325,462
Sales returns	6,128,611	382,305	--	1,844,311[b]	4,666,605
Allowance for inventory liquidation and obsolescence	23,029,454	6,532,576	--	7,578,845[c]	21,983,185
Allowance for inventory shrinkage	4,361,478	1,272,520	--	1,042,813[d]	4,591,185
LIFO reserve	20,135,443	10,451,809	--	--	30,587,252

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory loss

2006 Annual Meeting of Stockholders

PROXY STATEMENT

TIFFANY & CO.

ATTENDANCE AND VOTING MATTERS

Introduction

The Annual Meeting of the stockholders of Tiffany & Co. (the "Company") will be held on Thursday, May 18, 2006, at 10:00 a.m. in the Roof/Penthouse of the St. Regis Hotel, 2 East 55th Street at Fifth Avenue, New York, New York.

This proxy statement and accompanying material, including the form of proxy, was first sent to the Company's stockholders on or about April 14, 2006. It was sent to you on behalf of the Company by order of the Company's Board of Directors (the "Board").

You are entitled to vote at our 2006 Annual Meeting because you were a stockholder, or held Company stock through a broker, bank or other nominee, at the close of business on March 24, 2006, the record date for this year's Annual Meeting. That is why you were sent this Proxy Statement and accompanying material.

This proxy statement has been bound with our Annual Report on Form 10-K, which contains financial and other information about our business during our last fiscal year (February 1, 2005 to January 31, 2006).

You may also find important information about the Company on our website at www.tiffany.com and you will be directed to that website for additional information concerning some of the subjects addressed in this document.

Matters to Be Voted On at the 2006 Annual Meeting

There are three matters scheduled to be voted on at this year's Annual Meeting:

- The election of the Board;
- Approval of the independent registered public accounting firm to audit our Fiscal 2006 financial statements; and
- Approval of an amendment to the 2005 Employee Incentive Plan to include additional limits on awards that may be made thereunder.

How to Vote Your Shares

You can vote your shares at the Annual Meeting by proxy or in person.

You can vote by proxy by having one or more individuals who will be at the Annual Meeting vote your shares for you. These individuals are called "proxies" and using them to cast your ballot at the Annual Meeting is called voting "by proxy."

If you wish to vote by proxy, you must do one of the following:

- Complete the enclosed form, called a "proxy card," and mail it in the envelope provided, or
- Call the telephone number listed on the proxy card (1-866-540-5760) and follow the pre-recorded instructions, or

- Use the Internet to vote by pointing your browser to http://www.proxyvoting.com/tif; have your proxy card in hand as you will be prompted to enter your control number and to create and submit an electronic vote.

If you do one of the above, you will have designated three officers of the Company to act as your proxies at the 2006 Annual Meeting. One of them will then vote your shares at the Annual Meeting in accordance with the instructions you have given them on the proxy card, the telephone or the Internet with respect to each of the proposals presented in this Proxy Statement.

Alternatively, you can vote your shares in person by attending the Annual Meeting. You will be given a ballot at the meeting.

While we know of no other matters to be acted upon at this year's Annual Meeting, it is possible that other matters may be presented at the meeting. If that happens and you have signed and not revoked a proxy card, your proxy will vote on such other matters in accordance with his best judgment.

A special note for those who plan to attend the Annual Meeting and vote in person: if your shares are held in the name of a broker, bank or other nominee, you must bring a statement from your brokerage account or a letter from the person or entity in whose name the shares are registered indicating that you are the beneficial owner of those shares as of the record date. Otherwise, your vote at the meeting will not be counted.

How to Revoke Your Proxy

If you decide to vote by proxy (including by mail, telephone or Internet), you can revoke – that is, change or cancel – your vote at any time before your proxy casts his vote at the Annual Meeting. Revoking your vote by proxy may be accomplished in one of three ways:

- You can send an executed, later-dated proxy card to the Secretary of the Company, call in different instructions, or access the Internet voting site.
- You can notify the Secretary of the Company in writing that you wish to revoke your proxy, or
- You can attend the Annual Meeting and vote in person.

The Number of Votes That You Have

Each share of the Company's common stock has one vote. The number of shares, or votes, that you have at this year's Annual Meeting is indicated on the enclosed proxy card.

What a Quorum Is

A "quorum" is the minimum number of shares that must be present at an Annual Meeting for a valid vote. For our stockholder meetings, a majority of shares outstanding on the record date must be present.

The number of shares outstanding at the close of business on March 24, 2006, the record date, was 142,567,901. Therefore, 71,283,951 shares must be present at our 2006 Annual Meeting for a quorum to be established.

To determine if there is a quorum, we consider a share "present" if:

- The stockholder who owns the share is present at the Annual Meeting, whether or not he or she chooses to cast a ballot on any proposal; or

- The stockholder is represented by proxy at the Annual Meeting.

If a stockholder is represented by proxy at the Annual Meeting, his or her shares are deemed present for purposes of a quorum, even if:

- The stockholder withholds his or her vote or marks "abstains" for one or more proposals; or
- There is a "broker non-vote" on one or more proposals.

What a "Broker Non-Vote" Is

Shares held in a broker's name may be voted by the broker, but only in accordance with the rules of the New York Stock Exchange. Under those rules, your broker must follow your instructions. If you do not provide instructions to your broker, your broker may vote your shares based on its own judgment or it may withhold a vote. Whether your broker votes or withholds its vote is determined by the New York Stock Exchange rules and depends on the proposal being voted upon.

If your broker withholds its vote, that is called a "broker non-vote." As stated above, broker non-votes are counted as present for a quorum.

What Vote Is Required To Approve Each Proposal

Directors are elected by a plurality of the votes cast for directors at the Annual Meeting. Of all nominees, the top nine in terms of "for" votes received will be elected directors.

You may withhold your vote "for" any nominee, but there is no means for you to vote "against" any nominee. To withhold your vote "for" any or all of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically. A broker non-vote is the same as a withheld vote: neither will have any effect on the outcome of the election of directors.

The proposal to ratify the approval of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Fiscal 2006 will be decided by a plurality of the votes cast "for" or "against" the proposal. Therefore, if you "abstain" from voting -- in other words, you do not vote on the matter or you indicate "abstain" on the proxy card, the telephone or by Internet -- it will not affect the outcome of votes on the proposal. That is because only votes cast "for" or "against" the proposal will be counted in determining whether or not it has been approved. Broker non-votes on this proposal will be treated the same as abstentions: neither will have any effect on the vote.

The proposal to amend our 2005 Employee Incentive Plan will be decided as follows. First, a majority of shares outstanding as of March 24, 2006, must actually vote on the proposal. For this purpose, abstentions will count as votes cast but broker non-votes will not. Second, a majority of those shares actually voting on the proposal must vote in favor of it. For this purpose, abstentions will have the same legal effect as a vote "against" the proposal and broker non-votes will be disregarded. That means that holders of 71,283,951 shares of common stock must actually vote "for" or "against" the proposal (or submit their proxies but "abstain" from voting on the proposal) and at least a majority of those voting must vote "for" the proposal.

Proxy Voting on Proposals in the Absence of Instructions

If you do not give any specific instructions as to how your shares are to be voted when you sign a proxy card or vote by telephone or by Internet, your proxies will vote your shares in accordance with the following recommendations of the Board:

- FOR the election of all nine nominees for director named in this Proxy Statement;
- FOR the approval of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm to examine our Fiscal 2006 financial statements; and
- FOR the approval of an amendment to the 2005 Employee Incentive Plan to include additional limits on awards that may be made thereunder.

Shares held in the Company's Employee Profit Sharing and Retirement Savings Plan will not be voted by the Plan's trustee unless specific instructions for voting are given by plan participants to whose accounts such shares have been allocated.

How Proxies Are Solicited

We have hired the firm of Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies on behalf of the Board. Georgeson Shareholder Communications Inc. has agreed to perform this service for a fee of not more than $7,000, plus out-of-pocket expenses.

Employees of Tiffany and Company, a subsidiary of the Company, may also solicit proxies on behalf of the Board. These employees will not receive any additional compensation for their work soliciting proxies and any costs incurred by them in doing so will be paid for by Tiffany and Company.

This particular solicitation is being made by mail, but proxies may also be solicited in person, by facsimile, by telephone or by electronic mail (e-mail).

In addition, we will pay for any costs incurred by brokerage houses and others for forwarding proxy materials to beneficial owners.

OWNERSHIP OF THE COMPANY

Stockholders Who Own At Least Five Percent of the Company

The following table shows all persons who were known to us to be "beneficial owners" of at least five percent of Company stock as of March 24, 2006. Footnote a) below provides a brief explanation of what is meant by the term "beneficial ownership." This table is based upon reports filed with the Securities and Exchange Commission, commonly referred to as the SEC. Copies of these reports are publicly available from the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)	Percent of Class
FMR Corp. 82 Devonshire Street Boston, MA 02109	13,115,981 (b)	9.221%

a) "Beneficial ownership" is a term broadly defined by the SEC and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership" such as where, for example, the person has or shares the power to vote the stock, sell it or acquire it within 60 days. Accordingly, some of the shares reported as beneficially owned in this table may actually be held by other persons or organizations. Those other persons and organizations are described in the reports filed with the SEC.

b) FMR Corp. ("FMR"), reported such beneficial ownership to the SEC on its form Schedule 13G (Amendment No. 1) as of December 31, 2005 and that it had sole dispositive power over all such shares and sole voting power over 2,293,681 such shares. FMR filed as a parent holding company jointly with the following other persons: Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston , Massachusetts 02109, a wholly-owned subsidiary of FMR; and Edward C. Johnson, 3rd. Of the shares reported in the table above, Fidelity reported beneficial ownership of 12,573,030 shares (8.839% of the shares outstanding) as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "Fidelity Funds"). Neither FMR, nor the named individual, reported sole voting power with respect to shares held in the Fidelity Funds because shares held in the Fidelity Funds are voted by Fidelity under written guidelines established by the Funds' Boards of Trustees. Mr. Johnson and FMR, by virtue of control of Fidelity and the Fidelity Funds, each reported sole dispositive power over shares held in the Fidelity Funds. Fidelity Management Trust Company ('Trust Company") was reported to be beneficial ownership of 296,751 shares as a result of serving as investment manager of institutional account(s). FMR and Mr. Johnson each reported sole dispositive power over shares held in such institutional accounts, sole power to vote 257,651 of such shares and no power to direct the voting of 39,100 of such shares held by virtue of control over Trust Company. Other disclosures were made to clarify that 246,200 shares of the Company held by Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda were voluntarily reported by FMR as if beneficially owned by FMR and FIL on a joint basis while disclaiming that FMR and FIL are acting as a "group" for purposes of Section 13(d) under the Exchange Act.

Ownership by Directors and Executive Officers

The following table shows the number of shares of the Company's common stock beneficially owned as of March 24, 2006 by those persons who were, as of the end of the last fiscal year (January 31, 2006), directors, the Chief Executive Officer (the "CEO"), and the four next most highly compensated executive officers of the Company:

Name	Amount and Nature of Beneficial Ownership	Percent Of Class[a]
Directors		
Rose Marie Bravo	76,216[b]	*
William R. Chaney	990,000[c]	*
Samuel L. Hayes III	197,041[d]	*
Abby F. Kohnstamm	37,000[e]	*
Michael J. Kowalski (CEO)	1,547,000[f]	1.1
Charles K. Marquis	235,812[g]	*
J. Thomas Presby	21,900[h]	
James E. Quinn (Executive Officer)	971,759[i]	*
William A. Shutzer	299,062[j]	*
Executive Officers		
Beth O. Canavan	293,792[k]	*
James N. Fernandez	491,883[l]	*
Jon M. King	53,922[m]	*
All executive officers and directors as a group (17 persons):	6,125,612[n]	4.3

a) An asterisk (*) is used to indicate less than 1% of the class outstanding.

b) Includes 72,216 shares issuable upon the exercise of "Vested Stock Options" which are stock options that either are exercisable as of March 24, 2006 or will become exercisable within 60 days of that date.

c) Includes 160,000 shares issuable upon the exercise of Vested Stock Options, and 100,000 shares held by Mr. Chaney's wife. Also includes 20,000 shares held by The Chaney Family Foundation of which Mr. Chaney is President. Mr. Chaney disclaims beneficial ownership of Company stock held by The Chaney Family Foundation.

d) Includes 30,000 shares held in trust for the benefit of children of Prof. Hayes by Barbara L. Hayes, his wife, as trustee, and 2,079 shares held by Prof. Hayes's wife. Also includes 135,604 shares issuable upon the exercise of Vested Stock Options.

e) Includes 35,000 shares issuable upon the exercise of Vested Stock Options.

f) Includes 1,405,000 shares issuable upon the exercise of Vested Stock Options.

g) Includes 135,604 shares issuable upon the exercise of Vested Stock Options.

h) Includes 20,000 shares issuable upon the exercise of Vested Stock Options.

i) Includes 925,625 shares issuable upon the exercise of Vested Stock Options; 134 shares credited to Mr. Quinn's account under the Company's Employee Profit Sharing and Retirement Savings Plan;

31,000 shares held by Mr. Quinn's wife; and 8,000 shares owned by Mr. Quinn's children under the UGMA.

j) Includes 87,876 shares issuable upon the exercise of Vested Stock Options and 5,100 shares held by or for Mr. Shutzer's minor child and 114,000 shares held by KJC Ltd. of which Mr. Shutzer is the sole general partner. Mr. Shutzer disclaims beneficial ownership of Company stock held by KJC Ltd.

k) Includes 290,250 shares issuable upon the exercise of Vested Stock Options and 542 shares credited to Mrs. Canavan's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

l) Includes 479,750 shares issuable upon the exercise of Vested Stock Options and 133 shares credited to Mr. Fernandez's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

m) Includes 53,500 shares issuable upon the exercise of Vested Stock Options.

n) Includes 4,697,450 shares issuable upon the exercise of Vested Stock Options and 1,732 shares held in the Company's Employee Profit Sharing and Retirement Savings Plan.

Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater-than-ten-percent stockholders to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. These persons are also required to provide us with copies of those reports.

Based on our review of those reports and of certain other documents we have received, we believe that, during and with respect to our last fiscal year (February 1, 2005 to January 31, 2006), all filing requirements under Section 16(a) applicable to our directors, executive officers and greater-than-ten-percent stockholders were satisfied.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP ("PwC") serves as the Company's independent registered public accounting firm and, through its predecessor firms, has served in that capacity since 1984.

The Audit Committee has recommended the reappointment of PwC as the independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending January 31, 2006. In making this recommendation, the Audit Committee considered the independence of PwC, and whether the audit and non-audit services PwC provides to the Company are compatible with maintaining that independence.

The Audit Committee has adopted a policy requiring advance approval of PwC's fees and services by the Audit Committee; this policy also prohibits PwC from performing certain non-audit services for the Company including: (i) bookkeeping, (ii) systems design and implementation, (iii) appraisal or valuation, (iv) actuarial, (v) internal audit, (vi) management or human services, (vii) investment advice or investment banking, and (viii) legal and expert services unrelated to the audit. All fees paid to PwC by the Company as shown in the table that follows were approved by the Audit Committee pursuant to this policy.

Fees and Services of PricewaterhouseCoopers LLP

The following table presents fees for professional audit services rendered by PwC for the audit of the Company's consolidated financial statements and of management's assessment of the effectiveness of internal controls as and for the years ended January 31, 2006 and 2005, and for its reviews of the Company's unaudited condensed consolidated interim financial statements. This table also reflects fees billed for other services rendered by PwC.

	January 31, 2006	January 31, 2005
Audit Fees	$ 1,882,900	$ 2,011,400
Audit-related Fees[a]	73,700	135,350
Audit and Audit-related Fees	1,956,600	2,146,750
Tax Fees[b]	754,700	515,850
All Other Fees[c]	11,500	8,500
Total Fees	$ 2,722,800	$ 2,671,100

a) Audit-related fees consist principally of fees for audits of financial statements of certain employee benefit plans and other advisory services for the year ended January 31, 2006, and for audits of the financial statements of certain employee benefit plans, Sarbanes-Oxley Section 404 advisory services and other advisory services for the year ended January 31, 2005.

b) Tax fees consist of fees for tax consultation and tax compliance services. These fees included tax filing and compliance fees of $250,400 for the year ended January 31, 2006 and $230,900 for the year ended January 31, 2005.

c) All other fees consist of costs for software used by the Internal Audit Department and other advisory services for the year ended January 31, 2006 and costs for software used by the Internal Audit Department for the year ended January 31, 2005.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board, In General

The Company is a Delaware corporation. Our principal subsidiary is Tiffany and Company, a New York corporation. In this Proxy Statement, Tiffany and Company will be referred to as simply "Tiffany."

The Board is currently comprised of nine members. The Board can also fill vacancies and newly created directorships, as well as amend the By-laws to provide for a greater or lesser number of directors.

Directors are required by our By-laws to be less than age 72 when elected or appointed unless the Board waives that provision with respect to an individual director whose continued service is deemed uniquely important to the Company. The Board has waived the age limit for William R. Chaney because of his service as the Company's chief executive officer from 1984 to 1999 and the valuable perspective that such service brings to the Board.

The Role of the Board in Corporate Governance

The Board plays several important roles in the governance of the Company, as set out in the Company's Corporate Governance Principles. The Corporate Governance Principles are attached to this Proxy Statement as Appendix I. The responsibilities of the Board include:

- Management succession;

- Review and approval of the annual operating plan prepared by management;
- Monitoring of performance in comparison to the operating plan;
- Review and approval of the Company's five-year strategic plan prepared by management;
- Consideration of topics of relevance to the Company's ability to carry out its strategic plan;
- Review and approval of a delegation of authority by which management carries out the day-to-day operations of the Company and its subsidiaries;
- Review of the Company's investor relations program;
- Review of the Company's schedule of insurance coverage; and
- Review and approval of significant actions by the Company.

Executive Sessions of Non-management Directors/Presiding Non-management Director

Non-management directors meet regularly in executive session without management participation. This encourages open discussion. At those meetings, Charles K. Marquis, Chairman of the Nominating/Corporate Governance Committee, presides.

Communication with Non-management Directors

Stockholders and other interested parties may make their concerns known to the non-management directors by addressing their concerns in writing to Mr. Marquis. An address for direct written communication with Mr. Marquis is published on the Company's website.

Director Attendance at Annual Meeting

The Board schedules a regular meeting on the date of the Annual Meeting of Stockholders to facilitate attendance at the Annual Meeting by the directors. All nine directors attended the Annual Meeting held in May 2005.

Independent Directors Constitute a Majority of the Board

The Board has affirmatively determined that each of the following directors is "independent" in that none of them has a material relationship with the Company (directly or as a partner, shareholder or officer of any organization that has a relationship with the Company):

Rose Marie Bravo
Samuel L. Hayes III
Abby F. Kohnstamm
Charles K. Marquis
J. Thomas Presby

The Board also considered the other tests of independence set forth in the New York Stock Exchange Corporate Governance Rules and has determined that each of the above directors is independent as defined in such Rules.

In determining that Ms. Kohnstamm is independent, the Board considered that IBM Corporation, of which she was an officer until January of 2006, and to which she now provides consulting services, sells data-processing and communication hardware, software and services to Tiffany and Tiffany sells business gifts to IBM. However, these sales constitute far less than one percent of the consolidated sales of each

seller (IBM and Tiffany, respectively). The Board considered all relevant facts and circumstances including the amount of such sales in the context of the size of the businesses of the Company and IBM Corporation, the fact that Ms. Kohnstamm was not responsible at IBM Corporation for such sales in the course of her duties, and that such sales were long-standing business practices prior to the time Ms. Kohnstamm was recruited to the Board.

None of the other independent directors has any direct or indirect relationship with the Company, other than as a director, and none of the independent directors serves as an executive officer of any charitable organization to which the Company or any of its affiliates have made any contributions within the preceding three years.

Compensation of Directors

Directors who are not employees of the Company or its subsidiaries are paid or provided with the following for their service on the Board:

- An annual retainer of $50,000,
- An additional annual retainer of $20,000, $10,000 or $5,000 to the chairperson of the Audit, Compensation, or Nominating/Corporate Governance Committee, respectively,
- A per-meeting-attended fee of $2,000 for meetings attended in person (no fee is paid for attendance at any committee or subcommittee meetings which occur on the same day as a meeting of the full Board),
- A fee of $1,000 for each telephonic meeting in which the director participates,
- Stock options, as discussed below, and
- A retirement benefit, also discussed below.

Under Tiffany's Amended and Restated Executive Deferral Plan, directors may defer up to one hundred percent (100%) of their cash compensation and invest the amounts they defer in various accounts and funds established under the plan. However, the Company does not guarantee any return on said investments.

Tiffany also reimburses directors for expenses they incur in attending Board and committee meetings, including expenses for travel, food and lodging.

Non-employee directors are granted options to purchase shares of Company common stock upon their first election or appointment to the Board, and in January of each year an option grant is made to each non-employee director. In January of 2006, the grant was for 10,000 shares per director. These options vest in two equal installments: 1/2 after one year of service on the Board following the grant of the option, and the balance after two years of service. However, as explained below, all installments become immediately exercisable in the event there is a "change in control" of the Company. These options expire after 10 years, but they expire sooner if, before the end of that 10-year period, the director leaves the Board. The option's exercise price is the fair market value of the Company's common stock on the date of grant, which is calculated as the average of the highest and lowest sales prices of the stock on the New York Stock Exchange on the date of grant.

Directors who retire as non-employee directors with five or more years of Board service are also entitled to receive an annual retirement benefit equal to $38,000. This benefit is payable quarterly and continues for a period of time equal to the director's length of service on the Board, including periods served as an employee director. However, this particular benefit is not available to any director first appointed or

elected after January 1, 1999; accordingly, neither Ms. Kohnstamm nor Mr. Presby is entitled to participate in this benefit plan.

Messrs. Kowalski and Quinn are employees of Tiffany. They therefore receive no separate compensation for their service as directors.

Meetings and Attendance during Fiscal 2005

The following chart shows the total number of meetings (including telephonic meetings) held by the Board and each of its committees during Fiscal 2005. All directors attended at least 97% of the meetings of the Board and those committees on which they served.

	Board	Audit	Compensation	Stock Option	Nominating/ Corporate Governance	Percent of Meetings Attended
Meetings Held	6	12	6	6	3	
Meetings Attended						
Director						
Rose Marie Bravo	6	n/a	6	6	3	100%
William R. Chaney	6	n/a	n/a	n/a	n/a	100%
Samuel L. Hayes III	6	11	6	6	3	97%
Abby F. Kohnstamm	6	n/a	6	6	3	100%
Charles K. Marquis	6	12	6	6	3	100%
J. Thomas Presby	6	12	n/a	n/a	3	100%
William A. Shutzer	6	n/a	n/a	n/a	n/a	100%
Michael J. Kowalski	6	n/a	n/a	n/a	n/a	100%
James E. Quinn	6	n/a	n/a	n/a	n/a	100%

Committees of the Board

Committees Composed Entirely of Independent Directors

Audit	*Nominating/Corporate Governance*
J. Thomas Presby, Chair Samuel L. Hayes III Charles K. Marquis	Charles K. Marquis, Chair Rose Marie Bravo Samuel L. Hayes III Abby F. Kohnstamm J. Thomas Presby
Compensation	*Stock Option Subcommittee*
Samuel L. Hayes III, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis	Samuel L. Hayes III, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis

Nominating/Corporate Governance Committee

The primary function of the Nominating/Corporate Governance Committee is to assist the Board in matters of corporate governance. The Nominating/Corporate Governance Committee operates under the

charter adopted by the Board. The charter may be viewed on the Company's website. Under its charter, the role of the Nominating/Corporate Governance Committee includes recommending to the Board:

- Policies on the composition of the Board,
- Criteria for the selection of nominees for election to the Board,
- Nominees to fill vacancies on the Board, and
- Nominees for election to the Board.

If you would like to submit the name of a candidate for the Nominating/Corporate Governance Committee to consider as a nominee of the Board for director, you may send your submission at any time to the Nominating/Corporate Governance Committee, c/o Mr. Patrick B. Dorsey, Secretary, Tiffany & Co., 727 Fifth Avenue, New York, New York 10022. See our Corporate Governance Principles attached as Appendix I.

The By-laws of the Company also permit a stockholder of record entitled to vote to directly nominate a person for director for election at an annual meeting of the stockholders. This process is subject to timely notice requirements as set forth in the By-laws. The By-laws may be viewed on the Company's website and have been filed with the Securities and Exchange Commission as an exhibit to our Annual Report on Form 10-K filed March 31, 2006. See OTHER MATTERS below for a further discussion of stockholder proposals, in general.

Dividend Committee

The Dividend Committee declares regular quarterly dividends in accordance with the dividend policy established by the full Board. The Dividend Committee acts by unanimous written consent and did not meet in Fiscal 2005 Members of the Dividend Committee are: William R. Chaney, Chair; Michael J. Kowalski and James E. Quinn.

Compensation Committee

The primary function of the Compensation Committee is to assist the Board in compensation matters. The Compensation Committee operates under its charter which may be viewed on the Company's website. Under its charter, the Compensation Committee's responsibilities include:

- Approval of remuneration arrangements for executive officers, and
- Approval of compensation plans in which officers and employees of Tiffany are eligible to participate.

The Compensation Committee's report appears on pages 30-31 below.

Stock Option Subcommittee

The Stock Option Subcommittee determines the grant of options, restricted stock units, cash incentive awards and other matters under our 2005 Employee Incentive Plan.

Compensation Committee Interlocks and Insider Participation

No director serving on the Compensation Committee or its Stock Option Subcommittee during any part of Fiscal 2005 was, at any time either during or before such fiscal year, an officer or employee of Tiffany & Co. or any of its subsidiaries.

Audit Committee

The Company's Audit Committee is an "audit committee" established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's financial matters. The Audit Committee operates under a charter adopted by the Board; that charter may be viewed on the Company's website. Under its charter, the Audit Committee's responsibilities include:

Retaining and terminating the Company's independent registered public accounting firm, reviewing the quality-control procedures and independence of such firm and evaluating their proposed audit scope, performance and fee arrangements;

- Approving in advance all audit and non-audit services to be rendered by the independent registered public accounting firm;
- Reviewing the adequacy of our system of internal financial controls;
- Establishing procedures for complaints regarding accounting, internal accounting controls or auditing matters; and
- Conducting a post-audit review of our financial statements and audit findings in advance of filing, and reviewing in advance proposed changes in our accounting principles.

The Board has determined that all members of the Audit Committee are financially literate, that at least one member of the Audit Committee meets the New York Stock Exchange standard of having accounting or related financial management expertise and that Mr. Presby meets the SEC criteria of an "audit committee financial expert." Mr. Presby is a member of the National Association of Corporate Directors and serves on the audit committees of four public companies in addition to that of the Company. The Board has determined that Mr. Presby's simultaneous service on five audit committees will not impair his ability to effectively serve on the Company's Audit Committee. The report of the Audit Committee is on page 16.

Self-Evaluation

The independent directors who serve on the Board conduct an annual evaluation of the workings and efficiency of the Board and of each of the Board committees on which they serve and make recommendations for change, if required.

Business Conduct Policy and Code of Ethics

Since the 1980's, the Company has had a policy governing business conduct for all Company employees worldwide. The policy requires compliance with law and avoidance of conflicts of interest and sets standards for various activities to avoid the potential for abuse or the occasion for illegal or unethical activities. This policy covers, among other activities, the acceptance or giving of gifts from or to those seeking to do business with the Company, processing one's own transactions, political contributions and

reporting dishonest activity. Each year, all employees are required to review the policy, report any violations or conflicts of interest and affirm their obligation to report future violations to management.

The Company has a toll free "hotline" to receive complaints from employees, vendors, stockholders and other interested parties concerning violations of the Company's policies or questionable accounting, internal controls or auditing matters. The toll free phone number is 877-806-7464. The hotline is operated by a third party service provider to assure the confidentiality and completeness of all information received. Users of this service may elect to remain anonymous.

We also have a Code of Business and Ethical Conduct for the directors, the Chief Executive Officer, the Chief Financial Officer and all other officers of the Company. The Code advocates, and requires those persons to adhere to, principles and responsibilities governing professional and ethical conduct. This Code supplements our business conduct policy. Waivers may only be made by the Board. A summary of our business conduct policy and a copy of the Code of Business and Ethical Conduct are posted on our website. We have also filed a copy of the Code with the SEC as an exhibit to our March 31, 2006 Annual Report on Form 10-K.

Limitation on Adoption of Poison Pill Plans

On January 19, 2006, the Board terminated the Company's stockholder rights plan (typically referred to as a "poison pill") and adopted the following policy:

> "This Board shall submit the adoption or extension of any poison pill to a stockholder vote before it acts to adopt such poison pill; provided, however, that this Board may act on its own to adopt a poison pill without first submitting such matter to a stockholder vote if, under the circumstance then existing, this Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its stockholders to adopt a poison pill without the delay in adoption that is attendant upon the time reasonably anticipated to seek a stockholder vote. If a poison pill is adopted without first submitting such matter to a stockholder vote, the poison pill must be submitted to a stockholder vote within one year after the effective date of the poison pill. Absent such submission to a stockholder vote, and favorable action thereupon, the poison pill will expire on the first anniversary of its effective date."

REPORT OF THE AUDIT COMMITTEE

Included in the Company's Annual Report to Stockholders are the consolidated balance sheets of the Company and its subsidiaries as of January 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the three years in the period ended January 31, 2006. These statements (the "Audited Financial Statements") are the subject of a report by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"). The Audited Financial Statements are also included by reference in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The Audit Committee reviewed and discussed the Audited Financial Statements with the Company's management and otherwise fulfilled the responsibilities set forth in its charter.

The Audit Committee has discussed with PwC the matters required to be discussed by Statement on Accounting Standards No. 61, as amended, "Communication with Audit Committees" and PCAOB Auditing Standard No. 2, "An Audit of Internal Control Over Financial Reporting Performed In Conjunction with an Audit of Financial Statements."

The Audit Committee received from PwC the written disclosure and letter required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and has discussed the independence of PwC with that firm. The Audit Committee has considered whether the provision by PwC of the tax consultation, tax compliance and other non-audit-related services disclosed above under "RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – Fees and Services of PricewaterhouseCoopers LLP" is compatible with maintaining PwC's independence and has concluded that providing such services is compatible with that firm's independence from the Company and its management.

The Audit Committee is aware that the provision of non-audit services by an auditor may, in some circumstances, create the perception that independence has been compromised. Accordingly, the Audit Committee has instructed management and management have agreed to develop professional relationships with firms other than PwC so that, when needed, other qualified resources will be available and will be used as appropriate.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Company's Board that the Audited Financial Statements be included in the Company's Annual Report to Stockholders which is incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006 for filing with the Securities and Exchange Commission.

Signed by the Members of the Audit Committee:

Samuel L. Hayes III
Charles K. Marquis
J. Thomas Presby, Chair

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are:

Name	Age	Position	Year Joined Tiffany
Michael J. Kowalski	54	Chairman of the Board and Chief Executive Officer	1983
James E. Quinn	54	President	1986
Beth O. Canavan	51	Executive Vice President	1987
James N. Fernandez	50	Executive Vice President and Chief Financial Officer	1983
Victoria Berger-Gross	50	Senior Vice President – Human Resources	2001
Patrick B. Dorsey	55	Senior Vice President – General Counsel and Secretary	1985
Fernanda M. Kellogg	59	Senior Vice President – Public Relations	1984
Jon M. King	49	Senior Vice President – Merchandising	1990
Caroline D. Naggiar	48	Senior Vice President – Marketing	1997
John S. Petterson	47	Senior Vice President – Operations	1988

Michael J. Kowalski. Mr. Kowalski assumed the role of Chairman of the Board in January 2003, following the retirement of William R. Chaney. He has served as the Registrant's Chief Executive Officer since February 1999 and on the Registrant's Board of Directors since January 1995. After joining Tiffany in 1983 as Director of Financial Planning, Mr. Kowalski held a variety of merchandising management positions and served as Executive Vice President from 1992 to 1996 with overall responsibility in the areas of merchandising, marketing, advertising, public relations and product design. He was elected President in 1997. Mr. Kowalski is a member of the Board of Directors of Fairmont Hotels & Resorts and the Bank of New York. The Bank of New York is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under Tiffany's credit agreement and as a trustee of Tiffany's Employee Pension Plan.

James E. Quinn. Mr. Quinn was appointed President effective January 31, 2003. He had served as Vice Chairman since 1998. After joining Tiffany in July 1986 as Vice President of branch sales for the Company's business-to-business sales operations, Mr. Quinn had various responsibilities for sales management and operations. He was promoted to Executive Vice President on March 19, 1992 and assumed responsibility for retail and business-to-business sales for the Americas in 1994. In January 1995, he became a member of Registrant's Board of Directors. He has responsibility for worldwide sales. Mr. Quinn is a member of the board of directors of BNY Hamilton Funds, Inc. and Mutual of America Capital Management, Inc. BNY Hamilton Funds, Inc. is affiliated with The Bank of New York. The Bank of New York is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under Tiffany's credit agreement and as a trustee of Tiffany's Employee Pension Plan.

Beth O. Canavan. Ms. Canavan joined Tiffany in May 1987 as Director of New Store Development. She later held the positions of Vice President, Retail Sales Development, Vice President and General Manager of the New York flagship store, and Eastern Regional Vice President. In 1997, she assumed the position of Senior Vice President for U.S. Retail. In January 2000, she was promoted to Executive Vice President responsible for retail sales activities in the U.S. and Canada and retail store expansion. In May 2001, Ms. Canavan assumed additional responsibility for direct sales and business-to-business sales activities in the U.S. and Canada.

James N. Fernandez. Mr. Fernandez joined Tiffany in October 1983 and has held various positions in financial planning and management prior to his appointment as Senior Vice President-Chief Financial Officer in April 1989. In January 1998, he was promoted to Executive Vice President-Chief Financial Officer. He has responsibility for accounting, treasury, investor relations, information technology,

financial planning, business development and diamond operations, and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez is a member of the Board of Directors of The Dun & Bradstreet Corporation.

Victoria Berger-Gross. Dr. Berger-Gross joined Tiffany in February 2001 as Senior Vice President–Human Resources. Prior to joining Tiffany, she served as Senior Vice President & Director of Human Resources at Lehman Brothers from May 1999, Senior Director–Human Resources at Bertelsmann A.G.'s BMG Entertainment from March 1997, and Vice President–Organizational Effectiveness at Personnel Decisions International from January 1991.

Patrick B. Dorsey. Mr. Dorsey joined Tiffany in July 1985 as General Counsel and Secretary.

Fernanda M. Kellogg. Ms. Kellogg joined Tiffany in October 1984 as Director of Retail Marketing. She assumed her current responsibilities in January 1990.

Jon M. King. Mr. King joined Tiffany in 1990 as a jewelry buyer and has held various positions in the Merchandising Division, assuming responsibility for product development in 2002 as Group Vice President. He assumed his current responsibilities as Senior Vice President–Merchandising in March 2003.

Caroline D. Naggiar. Ms. Naggiar joined Tiffany in June 1997 as Vice President–Marketing Communications. She assumed her current responsibilities in February 1998.

John S. Petterson. Mr. Petterson joined Tiffany in 1988 as a management associate. He was promoted to Senior Vice President - Corporate Sales in May 1995 and, in February 2000, his responsibilities were expanded to include Direct Mail and the E-Commerce business. In May 2001, Mr. Petterson assumed the new role of Senior Vice President–Operations, with responsibility for worldwide distribution, customer service and security activities. His responsibilities were expanded in February 2003 to include manufacturing operations.

COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS

This section includes a summary of salaries, bonuses and other compensation paid to our CEO and each of the four (4) next highest paid executive officers during the last three fiscal years. Also presented in this section are options granted to and exercised by each of them in Fiscal 2005, retirement benefits currently available to them and any special employment, termination or change-in-control arrangements that have been made with any of them.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary	Bonus[a]	Other Annual Compensation[b]	Securities Underlying Options/SARs (shares)	All Other Compensation
Michael J. Kowalski	2005	$1,022,353	$1,775,000	$ 147,023	85,000	$ 194,682[c]
Chairman and CEO	2004	$ 919,831	$ 0	$ 109,274	115,000	$ 141,392[d]
	2003	$ 891,063	$ 975,000	$ 0	180,000	$ 20,125[e]
James E. Quinn	2005	$ 740,027	$ 962,000	$ 87,173	51,000	$ 126,799[f]
President	2004	$ 700,806	$ 0	$ 72,084	72,500	$ 103,209[g]
	2003	$ 675,259	$ 493,000	$ 0	115,000	$ 21,478[h]
Beth O. Canavan	2005	$ 527,128	$ 600,000	$ 57,466	29,000	$ 79,457[i]
Executive Vice President	2004	$ 442,271	$ 0	$ 44,988	40,000	$ 66,521[j]
	2003	$ 425,240	$ 280,000	$ 0	85,000	$ 16,211[k]
James N. Fernandez	2005	$ 672,803	$ 750,000	$ 77,624	41,000	$ 116,374[l]
Executive Vice President	2004	$ 591,485	$ 0	$ 0	55,000	$ 104,253[m]
and Chief Financial Officer	2003	$ 570,196	$ 375,000	$ 0	85,000	$ 22,106[n]
Jon M. King	2005	$ 431,722	$ 430,000	$ 38,712	23,000	$ 62,640o
Senior Vice President --	2004	$ 382,240	$ 0	$ 25,832	30,000	$ 39,447p
Merchandising	2003	$ 298,734	$ 169,000	$ 0	35,000	$ 5,500q

a) Bonus amounts are earned in the fiscal year ended January 31, paid in the following April, and include cash incentive awards under the 1998 Employee Incentive Plan on the basis of achieved Performance Goals, specifically, increases above target amounts for the Company's consolidated earnings per share.

b) Represents amounts paid as additional tax withholding on behalf of the named executive to offset income taxes attributable to life insurance premiums paid on behalf of the named executive. See column labeled "All Other Compensation" above and "Life Insurance Arrangements" below.

c) Includes $174,057 attributable to life insurance premiums, $14,125 attributable to premiums for executive long-term disability insurance and $6,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

d) Includes $120,767 attributable to life insurance premiums, $14,125 attributable to premiums for executive long-term disability insurance and $6,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

e) Includes $14,125 attributable to premiums for executive long-term disability insurance and $6,000 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

f) Includes $104,821 attributable to life insurance premiums, $15,478 attributable to premiums for executive long-term disability insurance and $6,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

g) Includes $81,231 attributable to life insurance premiums, $15,478 attributable to premiums for executive long-term disability insurance and $6,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

h) Includes $15,478 attributable to premiums for executive long-term disability insurance and $6,000 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

i) Includes $62,649 attributable to life insurance premiums, $10,308 attributable to premiums for executive long-term disability insurance and $6,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

j) Includes $49,713 attributable to life insurance premiums, $10,308 attributable to premiums for executive long-term disability insurance and $6,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

k) Includes $10,211 attributable to premiums for executive long-term disability insurance and $6,000 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

l) Includes $93,768 attributable to life insurance premiums, $16,106 attributable to premiums for executive long-term disability insurance and $6,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

m) Includes $81,647 attributable to life insurance premiums, $16,106 attributable to premiums for executive long-term disability insurance and $6,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

n) Includes $16,106 attributable to premiums for executive long-term disability insurance and $6,000 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

o) Includes $50,006 attributable to life insurance premiums, $6,134 attributable to premiums for executive long-term disability insurance and $6,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

p) Includes $33,947 attributable to life insurance premiums and $5,500 for the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

q) Represents the Company's matching contributions to the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan.

OPTION GRANTS IN FISCAL YEAR 2005

Name	Options Granted[a]	Percent of Total Options Granted to all Employees in Fiscal Year 2005	Per Share Exercise Price[b]		Expiration Date[c]	Grant Date Present Value[d]	
Michael J. Kowalski	85,000 shares	26.7	$	37.84	1/31/2016	$	1,484,287
James E. Quinn	51,000 shares	16.0	$	37.84	1/31/2016	$	890,572
Beth O. Canavan	29,000 shares	9.1	$	37.84	1/31/2016	$	506,404
James N. Fernandez	41,000 shares	12.9	$	37.84	1/31/2016	$	715,950
Jon M. King	23,000 shares	7.2	$	37.84	1/31/2016	$	401,631

a) Options vest (become exercisable) over a four-year period in four equal annual installments, each contingent on continued employment. However, all installments immediately vest if there is a "change in control", death or disability. The term "change in control" is discussed below.

b) The exercise price for each share is its fair market value on the date of grant. This is determined by averaging the highest and lowest sales prices of the Company's common stock on the New York Stock Exchange on the date of grant.

c) Options expire no later than the 10th anniversary of the grant date, subject to earlier expiration in the event of voluntary or involuntary pre-retirement termination of employment (three months after termination), death, disability or retirement (two years after the event).

d) The amounts stated are hypothetical values calculated under the Black-Scholes model, a mathematical formula used to value options covering securities traded on stock exchanges. This formula considers a number of factors in estimating an option's present value, including the stock's volatility rate (39.2%) expected term (seven years), interest rate (4.6%) and dividend yield (0.5%). The actual value, if any, that the executive officer will realize from these options will depend solely on the increase of the stock price over the $37.84 share exercise price when the options are exercised.

OPTION GRANTS IN FISCAL YEAR 2005 TO EXECUTIVE OFFICERS AS A PERCENTAGE OF TOTAL OPTION GRANTS UNDER 2005 EMPLOYEE INCENTIVE PLAN

Person or Group Granted Options	Aggregate Option Shares Granted	Percent of Option Shares Granted to All Employees	Weighted Average Exercise Price
Michael J. Kowalski	85,000	26.7%	$ 37.8350
James E. Quinn	51,000	16.0%	$ 37.8350
Beth O. Canavan	29,000	9.1%	$ 37.8350
James N. Fernandez	41,000	12.9%	$ 37.8350
Jon M. King	23,000	7.2%	$ 37.8350
All Executive Officers as a Group	315,000	98.8%	$ 37.8350
All Employees Who Are Not Executive Officers as a Group	3,948	1.2%	$ 30.8400
Total	318,948	100%	$ 37.7484

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2005 AND FISCAL YEAR-END OPTION VALUES BY FIVE MOST HIGHLY COMPENSATED EXECUTIVE OFFICERS

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Year-End[a] Exercisable/Unexercisable	Value[b] of In-The-Money Options at Fiscal Year-End[a] Exercisable/Unexercisable
Michael J. Kowalski	180,000	$ 6,117,224	1,405,000 / 310,000	$ 22,091,330 / $ 1,131,769
James E. Quinn	80,000	$ 2,512,800	925,625 / 197,875	$ 13,591,466 / $ 764,659
Beth O. Canavan	34,000	$ 803,926	290,250 / 107,750	$ 1,702,205 / $ 445,138
James N. Fernandez	120,000	$ 3,119,852	479,750 / 154,250	$ 4,164,424 / $ 615,436
Jon M. King	46,500	$ 830,450	45,250 /81,250	$ 105,348/$352,573

a) Options are deemed "exercisable" in this table if they are exercisable as of January 31, 2006, or will become exercisable within 60 days of that date.

b) The market price per share on which the option value was calculated was $37.84.

LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR TO FIVE MOST HIGHLY COMPENSATED EXECUTIVE OFFICERS (ESTIMATED FUTURE PAYOUTS IN SHARES BASED ON EARNINGS PERFORMANCE)

Name	Units Subject to Vesting	Performance Period (Three Fiscal Year Period) Ending	Earnings Threshold Met	Earnings Target Met	Maximum Based solely on Earnings Performance
Michael J. Kowalski	79,000	1/31/2009	23,700	39,500	69,125
James E. Quinn	48,000	1/31/2009	14,400	24,000	42,000
Beth O. Canavan	27,000	1/31/2009	8,100	13,500	23,625
James N. Fernandez	39,000	1/31/2009	11,700	19,500	34,125
Jon M. King	21,000	1/31/2009	6,300	10,500	18,375

The Performance-Based Restricted Stock Units ("Units") referred to above were granted in January under the terms of the 2005 Employee Incentive Plan subject to stockholder approval of additional, more restrictive limits under the plan. See Item 3 below. Units will be exchanged on a one-to-one basis for shares of the common stock of the Company if Units vest at the end of the three-year performance period. No Units will vest (other than for reasons of death, disability or on a change in control) if the Company fails to meet the cumulative earnings performance threshold set by the Compensation Committee. Earnings-based vesting will be pro-rated for earnings performance between the threshold and a maximum set by the Compensation Committee. 100% vesting will occur only if the Company achieves both of the following tests, each as set by the Compensation Committee: (a) maximum vesting for earnings performance, and (b) the return-on-assets goal.

The number of Units which vest due to earnings performance at the end of the three-year Performance Period will be adjusted up by 15% (but no higher than the maximum units subject to vesting) if a return-on-assets goal is met and downward by 15% if the goal is not met.

LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR UNDER 2005 EMPLOYEE INCENTIVE PLAN TO FIVE MOST HIGHLY COMPENSATED EXECUTIVE OFFICERS AS A PERCENTAGE OF STOCK AWARDS TO ALL EMPLOYEES

Person or Group Awarded Restricted Stock Units	Aggregate Units Granted	Percent of Units Granted to All Employees	Type of Award[a]
Michael J. Kowalski	79,000	8.9%	Three-Year Performance Period
James E. Quinn	48,000	5.4%	Three-Year Performance Period
Beth O. Canavan	27,000	3.0%	Three-Year Performance Period
James N. Fernandez	39,000	4.4%	Three-Year Performance Period
Jon M. King	21,000	2.4%	Three-Year Performance Period
All Executive Officers as a Group	293,000	33.0%	Three-Year Performance Period
All Employees Who Are Not Executive Officers as a Group	594,924	67.0%	Four-year vesting, 25% per year, no performance component
Total	887,924	100%	

a) See prior table for more detail concerning these same awards.

EQUITY COMPENSATION PLAN INFORMATION (AS OF FISCAL YEAR END)

	Column A	Column B	Column C
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders	12,082,002[a]	$ 28.9731	9,848,615[b]
Equity compensation plans not approved by security holders	0	0	0
Total	12,082,002[a]	$ 28.9731	9,848,615[b]

a) Shares indicated do not include 1,751,416 shares issuable under awards of stock units already made. See Note (b) below.

b) Shares indicated are the aggregate of those available for grant under the Company's 2005 Employee Incentive Plan (the "Employee Plan") and the Company's 1998 Directors Option Plan (the "Directors Plan"). All plans provide for the issuance of options and stock awards. However, under the 2005 Employee Plan the maximum number of shares that may be issued, 11,000,000, is subject to reduction by 1.58 shares for each share that is delivered on vesting of a stock award. See Note (a) above. Column C reflects this reduction assuming that all shares granted as stock awards

will vest. Under the Directors Plan all shares of the 547,500 remaining for issuance could be issued as stock awards.

Pension, Excess and Supplemental Retirement Income Plans

Tiffany has established three retirement plans for eligible employees: a Pension Plan, an Excess Plan and a Supplemental Retirement Income Plan. The Executive Officers of the Company are eligible to participate in all three.

The Pension Plan is a "qualified plan," that is, it is designed to comply with those provisions of the Internal Revenue Code applicable to retirement plans. The Pension Plan is available at no cost to regular full-time employees of Tiffany hired on or before December 31, 2005. All Executive Officers are participants in the Pension Plan. The Plan provides participants with a retirement benefit based on the participant's "average final compensation" multiplied by his or her years of service with Tiffany. The amount of the benefit payable under the Pension Plan is subject to Internal Revenue Code requirements including those limiting the amount of compensation that may be considered in calculating a benefit. Participants in the Pension Plan vest after five years of service.

The Excess Plan is not a qualified plan, is not subject to Internal Revenue Code limitations on the amount of benefits it may pay and is available only to highly compensated employees, including all Executive Officers. The Excess Plan uses the same retirement benefit formula set forth in the Pension Plan, but includes in "average final compensation" earnings (salary and bonus) that are excluded under the Pension Plan due to Internal Revenue Code Limitations. Benefits payable under the Pension Plan offset benefits payable under the Excess Plan. Highly compensated employees vested under the Pension Plan are vested under the Excess Plan; however, benefits under the Excess Plan are subject to forfeiture if employment is terminated for cause and, for those who leave Tiffany prior to age 65, for failure to execute and adhere to non-competition and confidentiality covenants.

The Supplemental Retirement Income Plan is not a qualified plan and is not subject to Internal Revenue Code limitations on the amount of benefits it may pay. It is available only to Executive Officers and was established to supplement the Pension Plan and Social Security by providing additional payments upon a participant's retirement. Benefits payable under the Pension Plan, the Excess Plan and Social Security offset (are subtracted from) benefits payable under the Supplemental Retirement Income Plan formula. Except in the event of a change of control (see below), benefits under the Supplemental Retirement Income Plan do not vest until a participant attains age 60 while employed by Tiffany and until he or she has provided 15 years of service; furthermore, benefits under the Supplemental Retirement Plan are subject to forfeiture if benefits under the Excess Plan are forfeited. See above.

Payments under the Supplemental Retirement Income Plan, together with payments under the Pension Plan, the Excess Plan and from Social Security, would equal a variable percentage of the participant's "average final compensation" at retirement. This assumes that vesting requirements under the Supplemental Retirement Income Plan are met and that benefits under the Excess Plan and the Supplemental Retirement Income Plan have not been forfeited.

Depending upon the participant's years of service with Tiffany, the combined benefit under the Pension Plan, the Excess Plan, the Supplemental Retirement Income Plan and from Social Security would be as follows:

Years of Service	Combined Annual Benefit As a Percentage of Average Final Compensation
less than 10	(a)
10-14	20%
15-19	35%
20-24	50%
25 or more	60%

A participant's "average final compensation" is the average annual compensation he or she received over the five highest paid plan years (January 1 to December 31) during his or her last 10 years of service. In general, compensation reported in the Summary Compensation Table above as "Salary" and "Bonus" is compensation for purposes of the Pension Plan, the Excess Plan and the Supplemental Retirement Income Plan; amounts attributable to the exercise of stock options or to the vesting of restricted stock are not included.

(a) A participant retiring with less than 10 years of service would not, except in certain instances where a change of control has occurred, receive any benefit under the Supplemental Retirement Income Plan, but would receive a benefit under the Pension Plan and the Excess Plan. However, the formula for benefits under the Pension Plan and the Excess Plan is a function of years of service and covered compensation (subject to Internal Revenue Code limitations in the case of the Pension Plan) and not any specific percentage of the participant's average final compensation.

The following table sets forth the estimated combined annual benefit payable on retirement to participants under the Supplemental Retirement Income Plan, Pension Plan and Social Security.

Annual Total Benefit for Years of Service

Average Final Compensation	15	20	25	30	35
$ 125,000	$ 43,750	$ 62,500	$ 75,000	$ 75,000	$ 75,000
$ 150,000	$ 52,500	$ 75,000	$ 90,000	$ 90,000	$ 90,000
$ 175,000	$ 61,250	$ 87,500	$ 105,000	$ 105,000	$ 105,000
$ 200,000	$ 70,000	$ 100,000	$ 120,000	$ 120,000	$ 120,000
$ 225,000	$ 78,750	$ 112,500	$ 135,000	$ 135,000	$ 135,000
$ 250,000	$ 87,500	$ 125,000	$ 150,000	$ 150,000	$ 150,000
$ 300,000	$ 105,000	$ 150,000	$ 180,000	$ 180,000	$ 180,000
$ 400,000	$ 140,000	$ 200,000	$ 240,000	$ 240,000	$ 240,000
$ 450,000	$ 157,500	$ 225,000	$ 270,000	$ 270,000	$ 270,000
$ 500,000	$ 175,000	$ 250,000	$ 300,000	$ 300,000	$ 300,000
$ 600,000	$ 210,000	$ 300,000	$ 360,000	$ 360,000	$ 360,000
$ 700,000	$ 245,000	$ 350,000	$ 420,000	$ 420,000	$ 420,000
$ 800,000	$ 280,000	$ 400,000	$ 480,000	$ 480,000	$ 480,000
$ 900,000	$ 315,000	$ 450,000	$ 540,000	$ 540,000	$ 540,000
$ 1,000,000	$ 350,000	$ 500,000	$ 600,000	$ 600,000	$ 600,000
$ 1,200,000	$ 420,000	$ 600,000	$ 720,000	$ 720,000	$ 720,000
$ 1,500,000	$ 525,000	$ 750,000	$ 900,000	$ 900,000	$ 900,000

At the end of Fiscal 2005, the current years of creditable service and average final compensation under both plans for each of the eligible executive officers named in the Summary Compensation Table were as follows:

Name	Years of Service[a]	Average Final Compensation
Michael J. Kowalski	27	$ 1,576,666
James E. Quinn	19	$ 1,019,137
Beth O. Canavan	18	$ 593,579
James N. Fernandez	27	$ 828,328
Jon M. King	15	$ 441,978

a) Includes years of service with Tiffany's former parent corporation.

OTHER COMPENSATION ARRANGEMENTS

Retention Agreements

The Company and Tiffany have entered into retention agreements with each of the executive officers. These agreements would provide a covered executive with compensation if he or she should incur an "involuntary termination" after a "change in control." The purpose of these agreements is to keep our management team in place and focused on their job duties should discussions of a "change in control" ever occur. An "involuntary termination" does not include a termination for cause, but does include a resignation for good reason.

When, if ever, a "change in control" occurs, the covered executives would have fixed terms of employment under their retention agreements as follows: three years in the case of Mr. Kowalski and Mr. Quinn and two years for all other executive officers. If the executive incurs an involuntary termination during his or her term, compensation, keyed to the length of his or her term, would be payable to the executive as follows:

- Two or three times salary and bonus as severance,
- A payment equal to the present value of two or three years of additional years of service credit under the Supplemental Retirement Income Plan, and
- Two or three years of benefits continuation under Tiffany's health and welfare plans.

Vesting of Options, Restricted Stock Units and Retirement Benefits on a Change in Control

In the event of a "change in control" of the Company, all options granted to employees (including executive officers) become exercisable in full and all restricted stock units vest and convert to shares. In addition, all benefits under the Supplemental Retirement Income Plan become vested and payable at retirement age, but only if, at the time of the "change in control," benefits are also vested under the Pension Plan.

Gross-up Benefits on a Change in Control

Because a covered executive's receipt of payments and benefits in connection with a "change in control" may trigger a 20% excise tax under Section 280G of the Internal Revenue Code, the retention agreements contain "gross-up" provisions. Under these provisions, the Company or Tiffany must pay the covered executive's excise tax and any additional income tax resulting from the gross-up provisions. If the gross-up provisions are triggered, the Company or Tiffany, as the case may be, will be unable to deduct most of the "change in control" payments and benefits.

Definition of a Change in Control

For purposes of the Supplemental Retirement Income Plan, stock options and restricted stock the term "change in control" means that one of the following events has occurred:

- Any person or group of persons acting in concert (and by person we mean an individual or organization) acquires thirty-five percent or more in voting power or stock of the Company, including the acquisition of any right, option, warrant or other right to obtain such voting power or stock, whether or not presently exercisable;

- A majority of the Board is, for any reason, not made up of individuals who were either on the Board on January 21, 1988, or, if they became members of the Board after that date, were approved by the directors; or
- Another circumstance which the Board deems to be a "change in control."

For purposes of the retention agreements, a "change in control" includes the above events, as well as additional events amounting to a change in control of the Company or Tiffany. Such events could include a so-called "friendly" acquisition of the Company or Tiffany.

Life Insurance Arrangements

In 2003 Tiffany terminated split-dollar life insurance agreements with its executive officers, including Mr. Kowalski, Mr. Quinn, Mrs. Canavan, Mr. Fernandez and Mr. King. Such agreements had been in effect prior to 2003; however in 2002 Tiffany discontinued premium contributions because of the Sarbanes-Oxley Act of 2002, which prohibits loans to executives. In 2003, Tiffany withdrew its premium contribution from the underlying life insurance policies and left the policies in the hands of the executives.

In lieu of the split-dollar arrangements described above, Tiffany provides the following life insurance benefit to its executive officers. This benefit has and will be provided by paying premiums on the insurance policies referred to above, treating such premiums as taxable compensation to the executives and making "gross up" payments to the executives tax withholding accounts so as to achieve the tax-favored benefit that existed under the terminated split-dollar life insurance agreements prior to changes in Internal Revenue Service interpretive positions and the adoption of the Sarbanes-Oxley Act of 2002.

Death benefits under such policies are expected to be maintained equivalent to three times the executive's annual salary and target bonus compensation and sufficient premiums will be paid to build the cash value of each policy so that on the executive's expected retirement date the cash value of each policy will be sufficient to continue the policy in force, without payment of further premiums, with a death benefit equivalent to twice the executive's average annual salary and target bonus compensation for the last three calendar years prior to termination of employment.

Tiffany has reserved the right to terminate these life insurance benefits at any time and the executives will acquire no vested right to further contributions from Tiffany.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Committee believes that the portion of an officer's compensation that is "at risk" (subject to adjustment for corporate and/or individual performance factors) should vary proportionally to the amount of responsibility the officer bears for the Company's success. The Committee adheres to that philosophy in establishing target bonuses and long-term, equity-based incentive compensation.

a. Bonuses

Each January, the Committee establishes a target bonus for the coming fiscal year as a percentage of the base salary of each executive officer. For Fiscal 2005, 90% was the target for Mr. Kowalski; targets ranged from 50% to 65% for the other executive officers. For Fiscal 2006, 95% is the target for Mr. Kowalski; targets range from 50% to 70% for the other executive officers.

Under the terms of the 1998 and 2005 Employee Incentive Plans, bonuses that are calculated solely on the basis of an increase or decrease in the Company's consolidated net earnings in accordance with a formula are "Incentive Awards." Incentive Awards are "performance-based compensation" under Section 162(m) of the Internal Revenue Code. See below.

For purposes of the Fiscal 2005 bonus calculation, the Company's consolidated net earnings were adjusted down as provided for in the 1998 Employee Incentive Plan to account for various items. The Incentive Award calculation was performed by the Committee in March 2006 on the basis of estimated net earnings, as so adjusted, and bonuses were paid in the following month on the basis of reported net earnings, as so adjusted.

b. Long-Term, Equity-based Incentive Compensation Program

In January of 2005, the Committee changed the Company's equity-based incentive compensation program to include Performance-Based Restricted Stock Units ("Units"). Prior to 2005, the program consisted only of options. The change was made because the Committee believes that it has become more important to link some portion of executive compensation to achievement of specific, long-term goals for the improvement of earnings and return on assets. Units were awarded in January of 2005 and 2006; those Units will be exchanged on a one-to-one basis for shares of the common stock of the Company if the Units vest at the end of each three-year performance period. Units will vest (other than for reasons of death, disability or on a change in control) only if the Company meets cumulative earnings performance goals for the performance period. For each performance period the Committee has set a threshold, a target and maximum for earnings: if the threshold is not met, no Units will vest; if the threshold is met, 30% will vest; if the target is met, 50% will vest; if the maximum is met, 87.5% will vest. Vesting will be pro-rated for earnings performance between the threshold and the maximum. Earnings-vested Units will be adjusted upward by 15% if a return-on-assets goal is met and downward by 15% if the goal is not met. 100% vesting will occur only if the Company achieves the maximum for earnings and achieves the return-on-assets goal.

Options to purchase the common stock of the Company are granted to executive officers in January of each year, and may be exercised, when vested, to purchase common stock at its fair market value as of the date of the option grant. Options vest and (other than in the case of death or disability) become exercisable in four equal annual installments beginning with the first anniversary of the grant date; non-vested installments are forfeited if the option holder leaves the Company.

In January 2006 the Committee made combined awards of options and Units to the executive officers. Options were valued using the Black-Scholes model; Units were valued using the grant date market value of the underlying shares assuming that the earnings target would be met and that there would be no adjustment to Unit vesting for return on assets. On that basis, the combined grant to Mr. Kowalski was valued at 315% of his salary; the value of the

combined grants to the other executive officers ranged from 250% to 150% of salary. The size of the combined grant in 2006 is not necessarily indicative of the size of the combined grants to be awarded in future years. The Committee consulted with a nationally recognized compensation consulting firm in designing the Long-Term Equity-based Compensation Program and in determining the awards made. The Committee believes that the program is an appropriate means of motivating the executive officers to achieve the Company's long-term strategic goals and linking the interests of the executive officers to the interests of the Company's stockholders.

c. Salaries and Benefits

Executive salaries are reviewed by the Committee in January of each year and are adjusted on the basis of merit and relevant competitive factors.

The Committee believes that the Company's salaries and benefits program for its executives is generally competitive with the programs generally offered by comparable retailers. The program enables the Company to retain and attract competent management personnel.

To assess the competitiveness of the compensation offered to the Company's executive officers, the Committee reviewed an analysis prepared by a nationally recognized compensation consulting firm. The following elements of compensation were reviewed for each executive officer: base salary; target total cash compensation; target annual incentive as a percentage of salary; actual total cash compensation; target total direct compensation; actual total direct compensation; and long-term incentives as a percentage of salary. The analysis included data concerning compensation for senior positions provided by companies in the Peer Company Group referred to under "PERFORMANCE OF COMPANY STOCK" below (other than the Movado Group Inc.), a survey of 16 companies in the specialty retail industry with median revenues of $2.9 billion, a survey of 11 companies in the retail industry with median revenues of $2.2 billion, a general survey of companies in the retail/wholesale industry, and a survey of general industry. The Committee believes that a competitive market for the services of retail executives exists, even among firms that are not peers of the Company or that operate in a different line of business.

d. Limitation under Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally denies a federal income-tax deduction to a publicly-held corporation for compensation in excess of $1 million per year paid to certain persons. These include persons who were, as of the last day of the corporation's taxable year, (i) the chief executive officer or (ii) among the four highest-compensated officers. This denial of deduction is subject to an exception for certain "performance-based compensation," including the stock options, Units and Incentive Awards discussed above. The compensation described in this report generates income tax deductions for the Company, but the Compensation Committee does not believe that it would be in the best interests of the Company to adopt a policy that would absolutely preclude compensation arrangements subject to deduction limitations.

Signed:

Rose Marie Bravo
Samuel L. Hayes III, Chair
Abby F. Kohnstamm
Charles K. Marquis

Members of the Compensation Committee

PERFORMANCE OF COMPANY STOCK

The following graph compares changes in the cumulative total shareholder return on Tiffany & Co.'s stock for the previous five fiscal years to returns for the same five-year period on (i) the Standard & Poor's 500 Stock Index, and (ii) a peer group index. Cumulative shareholder return is defined as changes in the closing price of our stock on the New York Stock Exchange, adjusted to reflect two-for-one stock split that occurred in July 2000, plus the reinvestment of any dividends paid on our stock.

Comparison of Five Year Cumulative Total Return among Tiffany & Co., the S&P 500 Index, and the Peer Group Index



$350
$300
$250
$200
$150
$100
$50
$0
Tiffany & Co.
Standard & Poors 500
Peer Group
$329.70
$240.65
$190.59
$115.66
$100.00
$104.39
$107.54
$103.67
$95.81
$82.74
$62.73
$62.64
$82.81
$86.48
$85.70
$93.71
1/31/2001
1/31/2002
1/31/2003
1/31/2004
1/31/2005
1/31/2006

ASSUMES AN INVESTMENT OF $100 ON JANUARY 31, 2001 IN COMPANY STOCK AND EACH OF THE TWO INDICES AND THE REINVESTMENT OF ANY SUBSEQUENT DIVIDENDS.

TOTAL RETURNS ARE BASED ON MARKET CAPITALIZATION; INDICES ARE WEIGHTED AT THE BEGINNING OF EACH PERIOD FOR WHICH A RETURN IS INDICATED.

PEER COMPANY GROUP: Coach, Inc.; Movado Group Inc.; Nordstrom Inc.; Polo Ralph Lauren Corp.; Saks Inc.; Sotheby Holdings Inc.; Williams Sonoma Inc.; and Zale Corp.

Gucci Group N.V. and Neiman Marcus Group, Inc. were excluded from the peer group because they no longer have publicly-traded equity securities.

DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD

Item 1. Election of Directors

Each year, we elect directors at an Annual Meeting of Stockholders. At the 2006 Annual Meeting, nine directors will be elected. Each of them will serve until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office.

It is not anticipated that any of this year's nominees will be unable to serve as a director, but if that should occur before the Annual Meeting, the Board may either propose another nominee or reduce the number of directors to be elected. If another nominee is proposed, you or your proxy will have the right to vote for that person at the Annual Meeting.

Information concerning each of the nominees is set forth below:

Michael J. Kowalski	Mr. Kowalski, 54, is Chairman of the Board and Chief Executive Officer of Tiffany & Co. He succeeded William R. Chaney as Chairman at the end of fiscal year 2002 and as Chief Executive Officer in February 1999. Prior to his appointment as President in January 1996, he was an Executive Vice President of Tiffany & Co., a position he had held since March 1992. Mr. Kowalski also served as Tiffany & Co.'s Chief Operating Officer from January 1997 until his appointment as Chief Executive Officer. He became a director of Tiffany & Co. in January 1995. Mr. Kowalski also serves on the boards of Fairmont Hotels and Resorts and The Bank of New York. The Bank of New York is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under a Revolving Credit Facility and as trustee of Tiffany's Employee Pension Plan.
Rose Marie Bravo	Ms. Bravo, 55, is Chief Executive of Burberry Limited and is a member of its board of directors. Ms. Bravo previously served as President of Saks Fifth Avenue from 1992 to 1997. Ms. Bravo became a director of Tiffany & Co. in October 1997 when she was selected by the Board to fill a newly created directorship. She also serves on the Board of Directors of Estee Lauder Companies Inc.
William R. Chaney	Mr. Chaney, 73, is the former Chairman of the Board. He resigned that office effective January 31, 2003. Mr. Chaney joined Tiffany in January 1980 as a member of the Board and was named Chairman and Chief Executive Officer of Tiffany & Co. in August 1984. He resigned as Chief Executive Officer effective February 1, 1999. Prior to joining Tiffany, he served as an executive officer of Avon Products, Inc.
Samuel L. Hayes III	Prof. Hayes, 71, was the Jacob H. Schiff Professor of Investment Banking at the Harvard Business School from 1975 to 1998, when he became the Jacob H. Schiff Professor Emeritus. He was elected a director of Tiffany & Co. in 1984. He also serves as independent chair of the Board of Directors of the Eaton Vance Group of Funds and on the board of Telect, Inc. and Yakima, Inc.
Abby F. Kohnstamm	Ms. Kohnstamm, 52, is the President and founder of Abby F. Kohnstamm & Associates, Inc. a marketing and consulting firm. Prior to establishing her company, Ms. Kohnstamm served as Senior Vice President, Marketing of IBM Corporation from 1993 through 2005. In that capacity, she had overall responsibility for all aspects of marketing across IBM and was also a member of

IBM's Operating Team, which oversees overall operating performance across the company. Ms. Kohnstamm remains an executive consultant to IBM. In addition, Ms. Kohnstamm held a number of senior marketing positions at American Express from 1979 through 1993. Ms. Kohnstamm also serves on the Board of Trustees of Tufts University and the Board of Overseers at New York University's Stern School of Business. She became a director of Tiffany & Co. in July 2001, when she was selected by the Board to replace a retiring director. IBM Corporation and its affiliated companies provide data-processing and communication hardware, software and services to Tiffany and purchase business gifts from Tiffany.

Charles K. Marquis	Mr. Marquis, 63, is a Senior Advisor to Investcorp International, Inc. From 1974 through 1998, he was a partner in the law firm of Gibson, Dunn & Crutcher L.L.P. He was elected a director of Tiffany & Co. in 1984. Mr. Marquis also serves on the Board of Directors of CSK Auto Corporation.
J. Thomas Presby	Mr. Presby, 66, is active as a director, investor and business advisor. He is a Certified Public Accountant. He retired in 2002 from a 30-year career as a partner in Deloitte Touche Tohmatsu. At Deloitte, he held numerous positions in the United States and abroad, including the posts of Deputy Chairman and Chief Operating Officer. Mr. Presby is a graduate of Rutgers University and holds a masters degree in Industrial Administration from Carnegie Mellon University. He was selected to be a director of the Company in November 2003 by the Board to fill a newly created position on the Board. Mr. Presby serves as a director and audit committee chair of World Fuel Services, Inc., TurboChef Technologies, Inc. and AMVESCAP, PLC. He also serves on the board, and on the audit committee of American Eagle Outfitters, Inc.
James E. Quinn	Mr. Quinn, 54, is President of Tiffany & Co., responsible for sales throughout the world. Prior to his appointment as Vice Chairman in January 1998, Mr. Quinn was an Executive Vice President of Tiffany & Co., a position he had held since March 1992. He became a director of Tiffany & Co. in January 1995. He is also a member of the Boards of Directors of BNY Hamilton Funds, Inc. and Mutual of America Capital Management, Inc.
William A. Shutzer	Mr. Shutzer, 59, is a partner of Evercore Partners, a financial advisory and private equity firm. He previously served as a Managing Director of Lehman Brothers from 2000 through 2003, a Partner in Thomas Weisel Partners LLC, a merchant banking firm, from 1999 through 2000, as Executive Vice President of ING Baring Furman Selz LLC from 1998 through 1999, President of Furman Selz Inc. from 1995 through 1997 and as a Managing Director of Lehman Brothers and its predecessors from 1978 through 1994. He was elected a director of the Company in 1984. Mr. Shutzer is also a member of the Boards of Directors of Jupiter Media Corp., CSK Auto Inc. and TurboChef Technologies, Inc.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL NINE NOMINEES FOR DIRECTOR

Item 2. Appointment of the Independent Registered Public Accounting Firm

Upon the recommendation of its Audit Committee, the Board has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to examine the Company's consolidated financial statements for fiscal year 2006. We are asking you to ratify our selection.

PwC has served as the Company's independent registered public accounting firm since 1984.

A representative of PwC will be in attendance at the Annual Meeting to respond to appropriate questions raised by stockholders and will be afforded the opportunity to make a statement at the meeting, if he or she desires to do so.

The Board may review its selection if its appointment is not approved by the stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2006.

Item 3. Approval of an Amendment to the 2005 Employee Incentive Plan to Add Additional Limits

On March 17, 2005 the Board adopted, and on May 19, 2005 at the 2005 Annual Meeting the stockholders approved, the Company's 2005 Employee Incentive Plan (the "Plan"). On January 19, 2006 the Board amended the Plan, subject to stockholder approval at the 2006 Annual Meeting, by adding the following additional limits under Section 4.2(b) of the Plan to conform with regulations issued under Section 162(m) of the Code:

- a grant limit of 400,000 shares per fiscal year to any of the five most highly-compensated officer; and
- a cash payout limit of $2,000,000 to any of such officers.

If the proposed amendment is approved by the stockholders, the text of Section 4.2(b) of the Plan will be modified to read as follows:

> "Subject to adjustment under Section under Section 4.2(c), the following additional maximum limitations **are** imposed under the Plan: (i) the aggregate maximum number of Shares that may be issued under Options intended to be Incentive Stock Options shall be One Million (1,000,000) shares; **and (ii), unless the Committee determines that an Award to a Named Executive Officer shall not be designed to comply with the Performance Based Exception, the following limitations shall apply: (A) in any fiscal year of the Company, the aggregate number of Shares that may be granted to any Participant pursuant to any and all Awards (including Options, SARS and Stock Awards) shall not exceed Four Hundred Thousand (400,000); and (B) in any fiscal year of the Company, the maximum aggregate cash payout with respect to Other Incentive Awards granted in any fiscal year of the Company pursuant to Section 8 of the Plan which may be made to any Named Executive Officer shall be Two Million Dollars ($2,000,000).**" (bold *indicates new material*).

THE BOARD RECOMMENDS A VOTE "FOR" THE PROPOSED AMENDMENT TO THE 2005 EMPLOYEE INCENTIVE PLAN

MATERIAL FEATURES OF THE PLAN

Following is a summary of the material features of the Plan.

Maximum Number of Shares

As approved by the stockholders, the maximum number of shares of common stock that may be issued under the Plan is 11,000,000.

The maximum number of shares that will be available for grant under the Plan is subject to reduction by 1.58 shares for each share that is delivered on vesting of a stock award. *See Stock Awards below.* Thus, when a share is issued on vesting of a stock award, the maximum is reduced by 1.58 shares and when a share is issued on exercise of an option the maximum is reduced by one share. The maximum number of shares available for grant under the 2005 Incentive Plan is also subject to adjustment for corporate transactions. *See Maximum Number of Shares and Adjustments for Corporate Transactions below.*

As of March 24, 2006, no shares have been issued under the plan and 9,261,264 are subject to grants and may be issued on vesting and exercise of options or on vesting of stock awards.

Stock Options Already Granted Under the Plan

The tables on pages 21 and 22 provide information concerning non-qualified stock options ("NQSOs") that have been granted through January 31, 2006 to Executive Officers and employees of the Company's subsidiaries under the Plan. *See* "OPTION GRANTS IN FISCAL YEAR 2005" and "OPTION GRANTS IN FISCAL YEAR 2005 TO EXECUTIVE OFFICERS AS A PERCENTAGE OF TOTAL OPTION GRANTS UNDER 2005 EMPLOYEE INCENTIVE PLAN."

Stock Unit Awards Already Made Under the Plan

The tables on pages 23 and 24 provide information concerning performance-vesting and time-vesting restricted stock units awards that have been granted through January 31, 2006 to executive officers and employees of the Company's subsidiaries under the Plan. *See* "LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR TO FIVE MOST HIGHLY COMPENSATED EXECUTIVE OFFICERS" and "LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR UNDER 2005 EMPLOYEE INCENTIVE PLAN TO FIVE MOST HIGHLY COMPENSATED EXECUTIVE OFFICERS AS A PERCENTAGE OF STOCK AWARDS TO ALL EMPLOYEES."

Market Value Per Share

As of March 24, 2006 the market value of one share of the Company's Common Stock, $0.01 par value, was $38.9150 calculated as the mean between the lowest and highest reported sales price of such a share on such date as reported in the New York Stock Exchange Composite Transactions Index.

Administration of the Plan

The Plans is administered by the Stock Option Subcommittee of the Compensation Committee which consists of two or more outside directors selected by the Board (the "Committee"). The Committee has the authority to determine:

- employees to whom awards are granted,
- the size and type of awards, and
- the terms and conditions of such awards.

Number and Identity of Future Participants and Form of Awards Not Yet Determined

Under the Plan, the Committee may designate any employee of the Company or its related companies as a participant. The number and identity of participants to whom awards will eventually be made under the Plan has not yet been determined, and, subject to the Plan, the form of such awards is at the discretion of the Committee. It is therefore not possible at this time to provide specific information as to actual future award recipients or the form of such awards. However, to date, participation has been limited to management employees. In January of 2006, 921 employees were named by the Committee as Participants and a total of 936 employees are now Participants.

Awards Available under the Plan

Following are summaries of the various awards available under the Plan.

Options and SARs. The grant of a stock option entitles the holder to purchase a specified number of shares of the Company's Common Stock at an exercise price specified at the time of grant.

Stock options may be granted in the form of NQSOs or incentive stock options ("ISOs"). Grants of ISOs must fulfill the requirements applicable to an "incentive stock option" described in Section 422(b) of the Internal Revenue Code.

The grant of a stock appreciation right ("SAR") entitles the holder to receive the appreciation value, if any, for a specific number of shares of the Company's common stock over a specific time period. The Committee may provide the appreciation value in cash or in shares. The appreciation value is equal to all or a portion of the growth in the fair market value over an exercise price specified at the time of grant.

The Plan limits the discretion of the Committee with respect to Options and SARs as follows:

- the term of an option or SAR may not exceed 10 years,
- the per-share exercise price of each option or SAR must be established at the time of grant or determined by a formula established at the time of grant,
- the exercise price may not be less than 100% of fair market value as of the "pricing date",
- the per-share exercise price may not be decreased after grant except for adjustments made to reflect stock splits and other corporate transactions (see *Maximum Number of Shares and Adjustments for Corporate Transactions* below),
- neither an option nor a SAR may be surrendered for a new option or SAR with a lower exercise price, and
- the pricing date must generally be the grant date, subject to limited exceptions.

Stock Awards. A stock award is the grant of shares of the Company's Common Stock or a right to receive such shares, their cash equivalent or a combination of both. Each stock award shall be subject to such conditions, restrictions and contingencies as the Committee shall determine.

Cash Incentive Awards. Cash awards may be granted as determined by the Committee. Terms of cash awards must be set out by agreement, which may specify performance periods and goals. The Committee has the discretion to adjust pre-established Performance Goals under certain circumstances.

Settlement of Awards, Deferred Settlements Tax Withholding and Dividend Equivalents

The Committee has the discretion to settle awards through cash payments, delivery of Common Stock, the grant of replacement awards or any combination thereof.

The Committee may permit the payment of the option exercise price to be made as follows:

- in cash,
- by the tender of the Company's shares of Common Stock, or
- by irrevocable authorization to a third party to sell shares received upon exercise of the option and to remit the exercise price.

Before distribution of any shares pursuant to an award, the Committee may require the participant to remit funds for any required tax withholdings. Alternatively, the Committee may withhold shares to satisfy such tax requirements. All cash payments made under the Incentive Plan may be net of any required tax withholdings.

The Committee may provide for the deferred delivery of stock upon the exercise of an option or SAR or upon the grant of a stock award. Such deferral can be evidenced by use of "Stock Units" – bookkeeping entries equivalent to the fair market value, from time to time, of a specified number of shares. Stock Units are settled at the end of the applicable deferral period by delivery of shares or as otherwise determined by the Committee.

The Committee has the discretion to provide participants with the right to receive dividends or dividend equivalent payments with respect to the underlying shares of Common Stock.

Duration of the Plan

No award may be made under the Plan after April 30, 2015. However, the plan shall remain in effect as long as any awards previously made remain outstanding.

Maximum Number of Shares and Adjustments for Corporate Transactions under the Incentive Plan

Subject to further adjustments for corporate transactions, as discussed below, the maximum number of shares of the Company's Common Stock now remaining available for grant under the Plan is 9,261,264 .

IMPORTANT NOTE: the above number assumes that all restricted stock units and options now granted will vest and that the underlying shares will be delivered to the participants; based upon that assumption, the maximum number of shares available for delivery under the Plan (11,000,000 shares) has been reduced by 1,419,788 shares (1.58 shares for every share assumed delivered on vesting of a stock unit now granted) and 318,948 shares (one share for every share assumed delivered on vesting of a stock option now granted). There are circumstances in which such restricted stock units

and options will not vest, including failure to attain performance goals and early termination of employment. In those circumstances, shares represented by the non-vested units would be added back into the maximum.

Shares subject to an award that are not delivered because of failure to vest, forfeiture, cancellation or cash settlement become available for further grant.

If a participant exercises an option by delivery of previously-owned shares in payment of the exercise price or of any tax withholding obligation, all shares issued to the employee without offset for the number of shares delivered in payment will be counted against the maximum.

The maximum number of shares which may be delivered under the Incentive Plans is subject to further adjustment for corporate transactions, such as:

- stock splits, stock dividends and stock distributions,
- any other transaction in which outstanding shares of Common Stock are increased, decreased, changed or exchanged, or
- a transaction in which cash, property, Common Stock or other securities are distributed in respect of outstanding shares.

If such a corporate transaction occurs, the Committee will make appropriate adjustments in:

- the number and/or type of shares for which awards may be granted under the Incentive Plans after such transaction, and
- the number and/or type of shares or securities for which awards then outstanding under the Incentive Plans may be exercised after such transaction – such adjustments would be made without changing the aggregate exercise price applicable to the unexercised portions of outstanding options or SARs.

For example, to adjust for the last corporate transaction – the two-for-one stock split that became effective in July 2000 – the Committee doubled the maximum number of shares that could be issued under the 1998 Incentive Plan. The Committee also doubled the number of unexercised shares that were the subject of outstanding options and cut the corresponding per-share exercise price in half.

Other Limits Under the Plan

Subject to further adjustment for corporate transactions, as discussed above, the 2005 Incentive Plan imposes the following limit:

- shares that may be issued as ISOs under the 2005 Incentive Plan – 1,000,000;
- shares that may be granted in any one fiscal year to any one participant pursuant to any and all awards – 400,000 *(this limit will be added if this Item is approved by the stockholders)*; and
- maximum aggregate cash pay-out in any one fiscal year for cash awards to a "covered executive" -- $2,000,000 *(this limit will be added if this Item is approved by the stockholders).*

Amendment of Plan

The Board may, at any time, amend or terminate the Plan. However, the approval of the Company's stockholders will be required for any amendment (other than adjustments for corporate transactions) which would:

- increase the maximum number of shares that may be delivered under the Plan as described in *Maximum Number of Shares and Adjustments for Corporate Transactions* above,
- increase any of the limits described above under *Other Limits Under the Plan*,
- decrease the minimum exercise price for an option or SAR or permit the surrender of an option or an SAR as consideration in exchange for a new award with a lower exercise price, each as described above under Options and SARs, or
- increase the maximum term of an Option or SAR as described above under *Options and SARs*.

Federal Income Tax Consequences of Incentive Plan Awards

The Company believes that under present law and regulations the federal income tax treatment of the various awards that may be made under the Incentive Plan will be as described below. In general, the Company's and its subsidiaries' right to claim a deduction is subject to the requirements of Section 162(m) of the Code *(See Section 162(m) of the Code below)*.

The grant of an NQSO will not have any tax consequence to the Company nor to the participant. The exercise of an NQSO will require the participant to include in his or her taxable ordinary income the amount by which the fair market value of the acquired shares on the exercise date exceeds the option price. Upon a subsequent sale or taxable exchange of shares acquired upon the option exercise, the participant will recognize long-or short-term capital gain or loss equal to the difference between the amount realized on the sale and the tax basis of such shares (the fair market value on the exercise date). The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of his or exercise of an NQSO.

The grant of an ISO will not have any tax consequence to the Company nor to the participant. The exercise of an ISO will not cause the participant to realize ordinary taxable income nor permit the Company to take a deduction unless the participant disposes of the acquired shares within the later of two years after the grant of the option and one year after the date of the exercise. (However, for purposes of computing the participant's alternative minimum tax liability, the spread between the option price and the stock's fair market value on the date of the ISO exercise is treated as income.) If the participant fails to achieve that minimum holding period before deposition, the participant will be treated as though he or she had exercised a NQSO for tax purposes and the Company will be treated as though the participant had exercised a NQSO (see NQSOs above). If the participant achieves the minimum holding period, any gain or loss that is realized on the subsequent disposition of such shares will be treated as long-term capital gain or loss.

The grant of an SAR will not have any tax consequence to the Company nor to the participant. The exercise of an SAR will require the participant to include in his or her taxable ordinary income the amount of any cash received plus the fair market value of any shares issued as the result of the exercise. Upon a subsequent sale or taxable exchange of shares, if any, acquired upon an SAR exercise, the participant will recognize long-or short-term capital gain or loss equal to the difference between the amount realized on the sale and the tax basis of such shares (the fair market value on the exercise date). The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of his or exercise of an SAR.

The grant of a stock award (including a stock unit) will not have any tax consequence to the Company nor to the participant if, at the time of the grant, the shares or units provided to the participant are subject to a substantial risk of forfeiture, and provided further that the participant chooses not to elect to recognize income. The participant may, however, elect to recognize taxable ordinary income at the time

of a stock (but not a unit) grant equal to the fair market value of the stock awarded. Failing such an election, as of the date the shares provided to a participant under a stock award are no longer subject to a substantial risk of forfeiture, the participant will recognize taxable ordinary income equal to the fair market value of the stock. The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of the grant of a stock award.

The participant will recognize taxable ordinary income when he or she is in receipt or constructive receipt of a cash award. The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of the grant of a cash award.

Section 162(m) of the Code

The Company's and its subsidiaries' right to claim a tax deduction with respect to compensation provided under the Incentive Plan to covered executives may be subject to the limitations of Section 162(m) of the Code. Section 162(m) provides that no deduction shall be allowed for applicable employee remuneration with respect to any covered executive in excess of $1,000,000 for a taxable year. However, qualified performance-based compensation is not subject to this $1,000,000 limitation. "Covered executives" are the Company's chief executive officer and the four other employees whose compensation is required to be reported to its stockholders under the Securities Exchange Act of 1934.

Options and SARs granted under the Incentive Plan will be qualified performance-based compensation if:

- the exercise price is no less than fair market value on the date of the grant,
- if such plan is approved by the stockholders of the Company (the Plan was approved in 2005), and
- if the members of the Committee are all "outside directors" as defined under Section 162(m) of the Code and the regulations promulgated thereunder.

Stock and cash awards under the Incentive Plan may be designed by the Committee to be qualified performance-based compensation. The Committee must specify objective performance goals to be attained over a performance period as a condition to the award. For such awards under the Plan, such measures of performance are the Company's:

- net earnings,
- earnings per share on a diluted basis,
- net sales,
- net sales for any channel of distribution,
- return on average assets,
- selling, general and administrative expenses,
- earnings from operations,
- earnings before income taxes, and/or
- net cash provided by operating activities.

The Committee retains the right to make post-award adjustments to reflect certain extraordinary events.

It is the current intention of the Board that the Committee shall at all times be composed of persons qualifying as "outside directors" and that the Committee shall consider the effect of Section 162(m) in

designing and making awards under the Incentive Plan to covered executives. However, under the Incentive Plan, the Committee has the discretion to make awards that will not be so qualified and may find it in the best interest of the Company to do so from time to time.

The Incentive Plan is not the exclusive means available to the Company to provide incentive compensation to employees of the Company and its subsidiaries.

[The balance of this page has been intentionally left blank]

OTHER MATTERS

Stockholder Proposals, In General

If you would like to nominate a candidate for director or bring other business before the stockholders at the 2007 Annual Meeting, which is currently expected to take place on May 17, 2007, you must comply with the following requirements:

- You must notify the Secretary of the Company in writing no earlier than January 18, 2007, and no later than February 17, 2007,
- If the matter you wish to present is other than the nomination of a candidate for director, your proposal must be a proper matter for stockholder action under the General Corporation Law of the State of Delaware, and
- Your proposal must contain all of the information required under our By-laws, a copy of which is available, at no charge, from the Secretary or on our website.

Stockholder Proposals for Inclusion in the Proxy Statement for the 2007 Annual Meeting

If you wish to submit a proposal to be included in the Proxy Statement for our 2007 Annual Meeting, we must receive it no later than December 15, 2006. Proposals should be sent to the Company at 727 Fifth Avenue, New York, New York, 10022, addressed to the attention of Patrick B. Dorsey, Secretary.

Reminder to Vote

Please be sure to either complete, sign and mail the enclosed proxy card in the return envelope provided or call in your instructions or vote by Internet as soon as you can so that your vote may be recorded and counted.

BY ORDER OF THE BOARD OF DIRECTORS

Patrick B. Dorsey
Secretary

New York, New York
April 14, 2006

Appendix I

Tiffany & Co.
(a Delaware corporation)

Corporate Governance Principles
(as adopted by the full Board of Directors on January 15, 2004)

1. Director Qualification Standards; Size of the Board; Audit Committee Service.

    a. A majority of the directors shall meet the independence requirements set forth in Section 303A.01 and .02 of the New York Stock Exchange Corporate Governance Rules. A director shall not be deemed to have met such independence requirements unless the Board has affirmatively determined that it be so. In making its determination of independence, the Board shall broadly consider all relevant facts and circumstances and assess the materiality of each director's relationship(s) with the Corporation and/or its subsidiaries. If a director is determined by the Board to be independent, all relationships, if any, that such director has with the Corporation and/or its subsidiaries which were determined by the Board to be immaterial to independence shall be disclosed in the Corporation's annual proxy statement.

    b. A director shall be younger than age 72 when elected or appointed and a director shall not be recommended for re-election by the stockholders if such director will be age 72 or older on the date of the annual meeting or other election in question, provided that the Board of Directors may, by specific resolution, waive the provisions of this sentence with respect to an individual director whose continued service is deemed uniquely important to the Corporation.

    c. A director need not be a stockholder, but shall be encouraged to become a stockholder by virtue of the Corporation's policies and plans with respect to stock options for directors and otherwise.

    d. Consistent with 1.a. above, candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management. The Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become directors, and for recommending to the Board director nominees for the next annual meeting of the stockholders.

    e. From time to time, the Nominating/Corporate Governance Committee will recommend to the Board the number of directors constituting the entire Board. Based upon that recommendation, the current nature of the Corporation's business, and the talents and business experience of the existing roster of directors, the Board believes that nine directors is an appropriate number at this time.

    f. The Board shall be responsible for determining the qualification of an individual to serve on the Audit Committee as a designated "audit committee financial expert," as required by applicable rules of the SEC under Section 407 of the Sarbanes-Oxley Act. In addition, to serve on the Audit Committee, a director must meet the standards for independence set forth in Section 301 of the Sarbanes-Oxley Act. To those ends, the Nominating/Corporate Governance Committee will coordinate with the Board in screening any new candidate for audit committee financial expert or who will serve on the Audit Committee and in evaluating whether to re-nominate any existing director who may serve in the capacity of audit committee financial expert or who may serve on the Audit Committee. If an Audit Committee member simultaneously serves on the audit

committees of more than three public companies, then, in the case of each such Audit Committee member, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation's Audit Committee and disclose such determination in the Corporation's annual proxy statement.

g. Any director who changes his or her employer or otherwise has a significant change in job responsibilities, or who accepts or intends to accept a directorship with another public company (or with any other organization that would require a significant time commitment) that he or she did not hold when such director was most recently elected to the Board, shall advise the secretary of the Corporation of such change or directorship and the secretary of the Corporation shall advise the members of the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee shall consider, in light of such advice, the continued appropriateness of such director's membership on the Board and each committee of the Board on which such director participates. In some instances, taking into account all relevant factors and circumstances, it may be appropriate for the Nominating/Corporate Governance Committee to ask the director to resign as director or to cease participation on certain committees, or to recommend to the Board that such director not be re-nominated to the Board.

h. Subject to 1.b above, directors of the Corporation are not subject to term limits. However, the Nominating/Corporate Governance Committee will consider each director's continued service on the Board each year and recommend whether each director should be re-nominated to the Board. Each director will be given an opportunity to confirm his or her desire to continue as a member of the Board.

2. Attendance and Participation at Board and Committee Meetings.

   a. Directors shall be expected to attend six regularly scheduled board meetings in person, if practicable, or by telephone, if attendance in person is impractical. Directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled board meetings will be practicable.

   b. For committees on which they serve, directors shall be expected to attend regularly scheduled meetings in person, if practicable, or by telephone, if attendance in person is impractical or if telephone participation is the expected means of participation. For committees on which they serve, directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled committee meetings will be practicable.

   c. Directors shall attempt to make time to attend, in person or by telephone, specially scheduled meetings of the Board or those committees on which they serve.

   d. Directors shall, if practicable, review in advance all meeting materials provided by management, the other directors or consultants to the Board.

   e. Directors shall familiarize themselves with the policies and procedures of the Board with respect to business conduct, ethics, confidential information and trading in the Corporation's securities.

   f. Nothing stated herein shall be deemed to limit the duties of directors under applicable law.

3. Director Access to Management and Independent Advisors.

   a. Executive officers of the Corporation and its subsidiaries shall make themselves available, and shall arrange for the availability of other members of management, employees and consultants, so

that each director shall have full and complete access with respect to the business, finances and accounting of the Corporation and its subsidiaries.

b. The chief financial officer and the chief legal officer of the Corporation will regularly attend Board meetings (other than those portions of Board meetings that are reserved for independent or non-management directors or those portions in which the independent or non-management directors meet privately with the chief executive officer) and the Board encourages the chief executive officer to invite other executive officers and non-executive officers to Board meetings from time to time in order to provide additional insight into items being discussed and so that the Board may meet and evaluate persons with potential for advancement.

c. If the charter of any Board committee on which a director serves provides for access to independent advisors, any executive officer of the Corporation is authorized to arrange for the payment of the reasonable fees of such advisors at the request of such a committee acting by resolution or unanimous written consent.

4. Director Compensation.

a. Directors shall be compensated in a manner and at a level sufficient to encourage exceptionally well-qualified candidates to accept service upon the Board and to retain existing directors. The Board believes that a meaningful portion of a director's compensation should be provided in, or otherwise based upon appreciation in the market value of, the Corporation's Common Stock.

b. To help determine the form and amount of director compensation, the staff of the Corporation shall, if requested by the Board provide the Board with data drawn from public company filings with respect to the fees and emoluments paid to outside directors by comparable public companies.

c. Contributions to charities with which an independent or non-management director is affiliated will not be used as compensation to such a director and management will use special efforts to avoid any appearance of impropriety in connection with such contributions, if any.

d. Management will advise the Board should the Corporation or any subsidiary wish to enter into any direct financial arrangement with any director for consulting or advisory services, or into any arrangement with any entity affiliated with such director by which the director may be indirectly benefited, and no such arrangement shall be consummated without specific authorization from the Board.

5. Director Orientation and Continuing Education.

a. Each executive officer of the Corporation shall meet with each new director and provide an orientation into the business, finance and accounting of the Corporation.

b. Each director shall be reimbursed for reasonable expenses incurred in pursuing continuing education with respect to his/her role and responsibilities to the stockholders and under law as a director.

6. Management Succession.

a. The Board, assisted by the Corporate Nominating/Corporate Governance Committee and the Compensation Committee, shall select, evaluate the performance of, retain or replace the chief executive officer. Such actions will be taken with (i) a view to the effectiveness and execution of

strategies propounded by and decisions taken by the chief executive officer with respect the Corporation's long-term strategic plan and long-term financial returns and (ii) applicable legal and ethical considerations.

b. In furtherance of the foregoing responsibilities, and in contemplation of the retirement, or an exigency that requires the replacement, of the chief executive officer, the Board shall, in conjunction with the chief executive officer, oversee the selection and evaluate the performance of the other executive officers.

7. Annual Performance Evaluation of the Board.

a. The Nominating/Corporate Governance Committee is responsible to assist the Board in the Board's oversight of the Board's own performance in the area of corporate governance.

b. Annually, each director will participate in an assessment of the Board's performance in the area of corporate governance. The results of such self-assessment will be provided to each director.

8. Matters for Board Review, Evaluation and/or Approval.

a. The Board is responsible under the law of the State of Delaware to review and approve significant actions by the Corporation including major transactions (such as acquisitions and financings), declaration of dividends, issuance of securities and appointment of officers of the Corporation.

b. The Board is responsible, either through its committees, or as guided by its committees, for those matters which are set forth in the respective charters of the Auditing, Nominating/Corporate Governance and Compensation Committees or as otherwise set forth in the corporate governance rules of the New York Stock Exchange.

c. The following matters, among others, will be the subject of Board deliberation:

i. annually, the Board will review and if acceptable approve the Corporation's operating plan for the fiscal year, as developed and recommended by management;

ii. at each regularly scheduled meeting of the Board, the directors will review actual performance against the operating plan;

iii. annually, the Board will review and if acceptable approve the Corporation's five-year strategic plan, as developed and recommended by management;

iv. from time to time, the Board will review topics of relevance to the approved or evolving strategic plan, including such topics identified by the Board and those identified by management;

v. annually, the charters of the Audit, Nominating/Corporate Governance, and Compensation Committees will be reviewed and, if necessary, modified, by the Board;

vi. annually, the delegation of authority to officers and employees for day-to-day operating matters of the Corporation and its subsidiaries will be reviewed and if acceptable approved by the Board;

vii. annually, the Corporation's investor relations program will be reviewed by the Board;

viii. annually, the schedule of insurance coverage for the Corporation and its subsidiaries will be reviewed by the Board;

ix. annually, the status of various litigation matters in which the Corporation and its subsidiaries are involved will be presented to and discussed with the Board;

x. annually, the Corporation's policy with respect to the payment of dividends will be reviewed and if acceptable approved by the Board;

xi. annually, the Corporation's program for use of foreign currency hedges and forward contracts will be reviewed and if acceptable approved by the Board; and

xii. from time to time, the Corporation's use of any stock re-purchase program approved by the Board will be reviewed by the Board.

9. Management's Responsibilities.

a. Management is responsible to operate the Corporation with the objective of achieving the Corporation's operating and strategic plans and building value for stockholders on a long-term basis. In executing those responsibilities management is expected to act in accordance with the policies and standards established by the Board (including these principles), as well as in accordance with applicable law and for the purpose of maintaining the value of the trademarks and business reputation of the Corporation's subsidiaries. Specifically, the chief executive officer and the other executive officers are responsible for:

i. producing, under the oversight of the Board and the Audit Committee, financial statements for the Corporation and its consolidated subsidiaries that fairly present the financial condition, results of operation, cash flows and related risks in accordance with generally accepted accounting principles, for making timely and complete disclosure to investors, and for keeping the Board and the appropriate committees of the Board informed on a timely basis as to all matters of significance;

ii. developing and presenting the strategic plan, proposing amendments to the plan as conditions and opportunities dictate and for implementing the plan as approved by the Board;

iii. developing and presenting the annual operating plans and budgets and for implementing those plans and budgets as approved by the Board;

iv. creating an organizational structure appropriate to the achievement of the strategic and operating plans and recruiting, selecting and developing the necessary managerial talent;

v. creating a working environment conducive to integrity, business ethics and compliance with applicable legal and Corporate policy requirements;

vi. developing, implementing and monitoring an effective system of internal controls and procedures to provide reasonable assurance that: the Corporation's transactions are properly authorized; the Corporation's assets are safeguarded against unauthorized or improper use; and the Corporation's transactions are properly recorded and reported. Such internal controls and procedures also shall be designed to permit preparation of financial statements for the Corporation and its consolidated subsidiaries in conformity with generally accepted

accounting principles and any other legally required criteria applicable to such statements; and

vii. establishing, maintaining and evaluating the Corporation's disclosure controls and procedures. The term "disclosure controls and procedures" means controls and other procedures of the Corporation that are designed to ensure that information required to be disclosed by the Corporation in the reports filed by it under the Securities Exchange Act of 1934 (the "Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Corporation in the reports it files under the Act is accumulated and communicated to the Corporation's management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure. To assist in carrying out this responsibility, management has established a Disclosure Control Committee, whose membership is responsible to the Audit Committee, to the chief executive officer and to the chief financial officer, and includes the following officers or employees of the Corporation: the president, the chief legal officer, the head of finance, the chief information officer, the controller, the head of internal audit & financial controls, the investor relations officer and the treasurer.

10. Meeting Procedures.

a. The Board shall determine whether the offices of chairman of the board and chief executive officer shall be held by one person or by separate persons, and whether the person holding the office of chairman of the board shall be "independent" or not. An "independent" director meets the requirements for "independence" as referenced in item 1.a above. "Non-management" directors include those who are independent and those who, while not independent, are not currently employees of the Corporation or one of its subsidiaries.

b. The chairman of the board will establish the agenda for each Board meeting but the chairman of the board will include in such agenda any item submitted by the presiding independent director (see item 11.c below). Each Board member is free to suggest the inclusion of items on the agenda for any meeting and the chairman of the board will consider them for inclusion.

c. Management shall be responsible to distribute information and data necessary to the Board's understanding of all matters to be considered and acted upon by the Board; such materials shall be distributed in writing to the Board sufficiently in advance so as to provide reasonably sufficient time for review and evaluation. In circumstances where practical considerations do not permit advance circulation of written materials, reasonable steps shall be taken to allow more time for discussion and consideration, such as extending the duration of a meeting or circulating unanimous written consent forms, which may be considered and returned at a later time.

d. The chairman of the board shall preside over meetings of the Board.

e. If the chairman of the board is not independent, the independent directors may select from among themselves a "presiding independent director"; failing such selection, the chairman of the Nominating/Corporate Governance Committee shall be the presiding independent director. The presiding independent director shall be identified as such in the Corporation's annual proxy statement to facilitate communications by stockholders and employees with the non-management directors.

f. The non-management directors shall meet separately from the other directors in regularly scheduled executive session, without the presence of management directors and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

g. At least once per year the independent directors shall meet separately from the other directors in a scheduled executive session, without the presence of management directors, non-management directors who are not independent and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

11. Committees.

a. The Board shall have an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee which shall have the respective responsibilities described in the attached exhibits. The membership of each such committee shall consist only of independent directors.

b. The Board may, from time to time, appoint one or more additional committees, such as a Dividend Committee.

c. The chairman of each Board committee, in consultation with the appropriate members of management and staff, will develop the committee's agenda. Management will assure that, as a general rule, information and data necessary to the committee's understanding of the matters within the committee's authority and the matters to be considered and acted upon by a committee are distributed to each member of such committee sufficiently in advance of each such meeting or action taken by written consent to provide a reasonable time for review and evaluation.

d. At each regularly scheduled Board meeting, the chairman of each committee or his or her delegate shall report the matters considered and acted upon by such committee at each meeting or by written consent since the preceding regularly scheduled Board meeting.

e. The secretary of the Corporation, or any assistant secretary of the Corporation, shall be available to act as secretary of any committee and shall, if invited, attend meetings of the committee and prepare minutes of the meeting for approval and adoption by the committee.

12. Reliance.

Any director of the Corporation shall, in the performance of such person's duties as a member of the Board or any committee of the Board, be fully protected in relying in good faith upon the records of the Corporation or upon such information, opinions, reports or statements presented by any of the Corporation's officers or employees, or committees of the Board, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence.

13. Reference to Corporation's Subsidiaries.

Where the context so requires, reference herein to the Corporation includes reference to the Corporation and/or any direct or indirect subsidiary of the Corporation whose financial results are consolidated with those of the Corporation for financial reporting purposes and reference to a subsidiary of the Corporation shall be reference to such a subsidiary.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF TIFFANY & CO.

(reflects Final NYSE Corporate Governance Rules; revised 01-08-04)

(as adopted by the Audit Committee on January 14, 2004)

This Charter governs the operations of the Audit Committee.

Composition of the Committee.

The Audit Committee shall be comprised of three or more directors as determined by the Board of Directors.

Each of the directors serving on the Audit Committee shall be "independent" under the provisions of 10A of the Securities Act of 1934 as amended by the Sarbanes-Oxley Act of 2002 and shall have been affirmatively determined by the Board of Directors to be an "independent director" under the New York Stock Exchange Corporate Governance Standards.

Each of the directors serving on the Audit Committee shall be "financially literate" as that qualification is interpreted by the Board of Directors in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee.

In addition, at least one member of the Audit Committee shall have accounting or related management "expertise" as that qualification is interpreted by the Board of Directors in its business judgment.

Each director who contemplates serving upon the Audit Committee should evaluate carefully the existing demands on his or her time before accepting the assignment. If a member of the Audit Committee simultaneously serves on the audit committees of more than three public companies, including this Audit Committee, the Board of Directors must determine that such simultaneous service would not impair the ability of such Audit Committee member to effectively serve on this Audit Committee and disclose such determination in the Company's annual proxy statement.

Finally, at least one member of the Audit Committee shall qualify as a "financial expert" as that term is interpreted by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

The members of the Audit Committee shall be elected by the Board of Directors annually and shall serve until their successors are duly elected and qualified. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

Purpose of Committee.

The Purpose of the Audit Committee is to:

A. assist the Board of Directors in its oversight of (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the Company's internal audit function and independent auditors;

B. prepare the report of the Audit Committee required by Security and Exchange Commission Rules to be included in the Company's annual proxy statement.

Duties and Responsibilities.

The duties and responsibilities of the Audit Committee are:

A. to retain and terminate the Company's independent auditors and, to that end, the Audit Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm employed by the Company (including resolution of disagreements between Company management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and each such registered public accounting firm shall report directly to the Audit Committee;

B. at least annually, to obtain and review a report by the independent auditor describing: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the Company;

C. discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

D. discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

E. as appropriate, obtain advice and assistance from outside legal, accounting or other advisors;

F. discuss policies with respect to risk assessment and risk management;

G. meet separately, periodically, with management, with internal auditors and with independent auditors;

H. review with the independent auditor any audit problems or difficulties and management's response;

I. set clear hiring policies for employees or former employees of the independent auditors;

J. report regularly to the Board of Directors;

K. establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

L. to review the adequacy of the Company's systems of internal accounting and financial controls;

M. to approve in advance all audit services, including comfort letters, as well as non-audit services, including tax services, to be rendered by the Company's public accounting firm;

N. to report its conclusions and concerns to the Board of Directors; and

O. to conduct, or have conducted, an annual performance evaluation of the Audit Committee as required by the New York Stock Exchange Corporate Governance Standards.

Authority and Funding.

The Audit Committee shall have all authority necessary or implied in order to carry out its duties and responsibilities. Without limitation to the generality of the foregoing, the Audit Committee shall have the authority to engage independent counsel, outside auditors for special audits, reviews and other procedures, and other advisers, experts and consultants, as it determines necessary to carry out its duties and responsibilities.

The officers of the Company shall provide and make available to the Audit Committee, as it may determine, in its capacity as a committee of the Board of Directors, funds for payment of compensation to the registered public accounting firm employed by the issuer for the purpose of rendering or issuing an audit report and to any advisers employed by the Audit Committee pursuant to the foregoing paragraph.

The Audit Committee may require that the head of the Company's internal audit department, any other officer or employee of the Company, the Company's outside counsel or the external auditor attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Meetings.

The Audit Committee shall meet as often as necessary to fulfill its functions, but no less than quarterly.

Responsibilities of Others.

In the performance of its duties and responsibilities, it is not the duty of the Audit Committee to plan or conduct audits, to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles or to assure compliance with laws. These are the responsibilities of management and the internal audit department. The external auditor is responsible for the audit of the Company's financial statements in accordance with the standards of the profession.

Processes.

In carrying out its responsibilities, the Audit Committee's policies and procedures should remain flexible in order to react to changing conditions and circumstances.

The following shall be the principal recurring processes of the Audit Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with understanding that the Audit Committee may alter or supplement them as appropriate.

1. Annually, the Audit Committee shall appoint and determine the compensation of the registered public accounting firm to be employed by the Company for the purpose of preparing or issuing an audit report or related work and such registered public accounting firm shall report directly to the Audit Committee.

2. The Audit Committee shall discuss with the internal auditors and the external auditor the overall scope and plans for their respective audit work.

3. The Audit Committee shall ensure that the external auditor submits annually a formal written statement delineating all relationships between the external auditor and the Company. The Audit Committee is responsible for engaging in a dialogue with the external auditor with respect to such disclosed relationships that may affect the objectivity and independence of the external auditor and taking appropriate action to satisfy itself or the external auditor's independence.

4. The Audit Committee shall establish policies and procedures for the engagement of the external auditor to provide such non-audit services as may be legally performed, and for determining the compensation to be paid for such services, and consider whether the external auditor's performance of any non-audit services is compatible with the external auditor's independence.

5. The Audit Committee shall discuss with management, the internal auditors and, to the extent appropriate, the external auditor the adequacy and effectiveness of the Company's accounting and financial records and system for monitoring and managing business risk and legal compliance programs. Further, the Audit Committee shall meet separately with the head of the Company's internal auditor department and the external auditor, with and without management present, to discuss the results of their examinations.

6. The Audit Committee shall review and discuss with management and the external auditor the Company's interim financial results to be included in the Company's quarterly reports to be filed with the SEC, and the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as it may be modified or supplemented.

7. The Audit Committee shall review with management and the external auditor the financial statements to be included in the Company's Annual Report on Form 10-K, as well as the auditor's judgment about the quality, not just acceptability, of the Company's accounting principles as applied to its financial reporting. The review shall also include a discussion of the reasonableness of judgments and estimates made in the preparation of the financial statements that may be viewed as critical, as well as the clarity of financial statement disclosure. In addition, the Audit Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Audit Committee by the external auditor under generally accepted auditing standards, including the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as it may be modified or supplemented.

8. Based on its review and discussions of items 3 and 7, the Audit Committee shall recommend to the Board of Directors whether the financial statements should be included in the Annual Report on Form 10-K.

9. As a whole, or through the Chair, the Audit Committee shall review the impact on the financial statements of significant events, transactions, or changes in accounting principles or estimates, which potentially affect the quality of the financial reporting with management and the external auditor prior to the filing of the Company's reports on Form 10-Q or 10-K, or as soon as practicable if the communications cannot be made prior to its filing.

10. Management and the external auditor shall discuss with the Audit Committee significant changes to the Company's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditor, the internal auditors or management.

11. The Audit Committee shall review and reassess this Charter annually and recommend any appropriate changes to the Board of Directors.

12. The Audit Committee shall maintain minutes of its meetings and regularly report its activities to the Board of Directors.

13. Annually, the Audit Committee shall review the compensation and performance of the head of the internal audit department. Any change in the incumbent in such position or in his/her compensation shall not be made without the approval of the Audit Committee.

As required, the Audit Committee shall inquire into and review any significant disagreement that is brought to its attention among or between management and the external auditor or among or between management and the internal auditor in connection with the preparation of the Company's financial statements.

As required, the Audit Committee shall review with management and the external auditor any pending or threatened action by regulators or government agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.

Reliance on Information Provided.

In adopting this Audit Committee Charter, the Board of Directors acknowledges that the Audit Committee members are not employees of the Company and are not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the external auditor's work or auditing standards. Each member of the Audit Committee shall be entitled to rely on the integrity of those persons and organizations within and outside the Company that provide information to the Audit Committee and the accuracy and completeness of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer,
Tiffany & Co.
(1995) 5

ROSE MARIE BRAVO
Chief Executive,
Burberry Limited
(1997) 2, 3 and 4

WILLIAM R. CHANEY
Retired Chairman of the Board,
Tiffany & Co.
(1984) 5

SAMUEL L. HAYES III
Jacob H. Schiff Professor of
Investment Banking Emeritus,
Harvard Business School
(1984) 1, 2*, 3* and 4

ABBY F. KOHNSTAMM
President,
Abby F. Kohnstamm & Associates, Inc.
(2001) 2, 3 and 4

CHARLES K. MARQUIS
Senior Advisor,
Investcorp International, Inc.
(1984) 1, 2, 3 and 4*

J. THOMAS PRESBY
Deputy Chairman and
Chief Operating Officer, (Retired)
Deloitte Touche Tohmatsu
(2003) 1* and 4

JAMES E. QUINN
President,
Tiffany & Co.
(1995) 5

WILLIAM A. SHUTZER
Partner,
Evercore Partners
(1984)

(Indicates year joined Board)
Member of:
(1) Audit Committee
(2) Compensation Committee
(3) Stock Option Subcommittee
(4) Nominating/Corporate Governance Committee
(5) Dividend Committee
* Indicates Committee Chair

EXECUTIVE OFFICERS OF TIFFANY & CO.

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer

JAMES E. QUINN
President

BETH O. CANAVAN
Executive Vice President

JAMES N. FERNANDEZ
Executive Vice President and
Chief Financial Officer

VICTORIA BERGER-GROSS
Senior Vice President – Human Resources

PATRICK B. DORSEY
Senior Vice President –
General Counsel and Secretary

FERNANDA M. KELLOGG
Senior Vice President – Public Relations

JON M. KING
Senior Vice President – Merchandising

CAROLINE D. NAGGIAR
Senior Vice President – Marketing

JOHN S. PETTERSON
Senior Vice President – Operations

DESIGN DIRECTOR

JOHN R. LORING

MANAGEMENT OF SUBSIDIARY COMPANIES

VICE PRESIDENTS OF TIFFANY AND COMPANY

MARK L. AARON
Investor Relations

SANDRA M. ALTON
U.S. Retail Sales–Philadelphia Market

ELISABETH P. AMES
Group Vice President–
U.S. Retail Sales

FRANCIS E. ARCARO
Merchandising–Elsa Peretti

PETER-TOLIN BAKER
Visual Merchandising

JUDITH A. BALDISSARD
Strategic Planning and
Business Development

THOMAS E. BARRICK
Demand Management and
Replenishment

ELIZABETH M. BARRY
Customer Services

JEFFREY E. BATEMAN
U.S. Retail Sales–Florida Region

JEFFREY L. BENNETT
U.S. Retail Sales–South Coast Plaza

PHILIP M. BOTTEGA
Real Estate Services

DIANE R. BROWN
U.S. Retail Sales–
Washington, D.C. Market

JONATHAN E. BRUCKNER
U.S. Retail Sales–
Florida West Coast Market

LINDA A. BUCKLEY
Media Relations

J. THOMAS CARROLL
U.S. Retail Sales–
Mid-Atlantic Region

MINDY G. CHOZICK
Sales Service

PAMELA H. CLOUD
Group Vice President–
Merchandising

MICHAEL W. CONNOLLY
Treasurer

ROBERT W. DAVIDSON
Chief Information Officer

WENDY A. EAGAN
General Manager
U.S. Retail Sales–New York

DAVID EISENHOWER
Human Resources

CATHERINE Y. ELWARD
U.S. Retail Sales–
North Central Region

BRIAN ENSOR
U.S. Retail Sales–
Long Island Market

WARREN S. FELD
Financial Services

CHRISTINA A. FLAHERTY
Category Management

SUSAN J. GEAREY
U.S. Retail Sales–
Northwest Region

JOHN GEPPERT
U.S. Retail Sales–Oahu Market

EDWARD J. GERARD
Group Vice President–
U.S. Retail Sales

LEONARD GREENDYK
Business Systems Development

CATHERINE F. HAGAN
U.S. Retail Sales–Boston Market

SUSANNE HALMI
U.S. Retail Sales–
North Central Market

MARK C. HANNA
Laurelton Diamonds

ANDREW W. HART
Diamond Division

ROBERT B. HEADLEY
Technical Services

HENRY IGLESIAS
Controller

ADINA C. KAGAN
Advertising

MICHAEL E. KANE
Rhode Island Manufacturing

MELVYN KIRTLEY
Group Vice President–
Worldwide Client Development

ELIZABETH A. LANGE
Customer Services

INGRID LEDERHAAS-OKUN
Product Development and Design

ELLEN A. MALONEY
Specialty Retail

NANCY J. MARCHASSALLA-KENTROTAS
U.S. Retail Sales Development

GASPAR V. MARINO
Education and Development

DOROTHY L. MASON
U.S. Retail Sales–Dallas Market

TIMOTHY J. McCABE
Marketing Production

EILEEN M. McCARTY
European Product Development

DAVID F. McGOWAN
Security

PATRICK F. McGUINESS
Group Vice President–Finance

ROBERTA B. MORTON
U.S. Retail Sales–Short Hills

JAMES MULLER
New York and New Jersey
Manufacturing

KEVIN J. O'HALLORAN
Direct Marketing

THOMAS O'ROURKE
Business Sales

TARZ F. PALOMBA
Legal

CATHRYN E. RAMIREZ
U.S. Retail Sales–
Southwest Region

MICHAEL J. ROMOND
Financial Planning

ROBERT S. RUFINO
Visual Merchandising
and Creative Services

LINDA M. RYDER
U.S. Retail Sales–Client
Development

JOHN F. SCHAEDEL
Internal Audit and Financial
Controls

NAOMI K. SECKLER
Human Resources

NELLIE SEDDIGH
U.S. Retail Sales–
Los Angeles Market

DETRA K. SEGAR
U.S. Retail Sales–
Pacific North Market

KAREN L. SHARP
Legal

JOSEPH SHEARN JR.
Distribution

F. SCOTT SHIBLEY
U.S. Retail Sales–
South Central Region

KAREN L. SILVEIRA
Marketing Creative Director

SHIRLEY A. SMITH
International

TIFFANY & CO. JAPAN INC.

MICHAEL C. CHRIST
President

TAKESHI ICHIKAWA
Vice President–Human Resources
and Administration

MOTOYUKI KATAOKA
Vice President–Finance

YOSHIRO NAKAMURA
Vice President–Merchandising

MARIKO TOKUNO
Vice President–Sales

INTERNATIONAL REGIONS

DARREN CHEN
Group Vice President–
International

CESARE SETTEPASSI
Vice President–Europe

INTERNATIONAL STORE MANAGEMENT

ANDREA ARTIGAS
Mexico

RAFFAELLA BANCHERO
Italy

WOLFGANG S. BIERLEIN
Munich

RITA CHENG
Taiwan

AGNES CROMBACK
Paris

HUBERTUS VON FRANKENBERG
Frankfurt

YEE-MIN HEW
Singapore

ANDREA M. HOPSON
Canada

KURT HUBER
Zurich

MICHELLE KIM
Korea

BARBARA J. KOVACS
United Kingdom

GLEN SCHLEHUBER
Australia

LITTLE SWITZERLAND, INC.

R. CHRISTOPHER COOPER
President and
Chief Executive Officer

PAMELA K. HINTON-PARKER
Senior Vice President–
Merchandising

DAVID P. ROBINSON
Vice President–Sales and
Operations

IRIDESSE

ROBERT L. CEPEK
President

INEZITA GAY
Vice President-Product
Development and Sourcing

NANCY E. KANTERMAN
Vice President-Operations

SHAREHOLDER INFORMATION

Company Headquarters

Tiffany & Co.
727 Fifth Avenue, New York, New York 10022
212-755-8000

Stock Exchange Listing

New York Stock Exchange, symbol TIF

Annual Meeting of Shareholders

Thursday, May 18, 2006, 10:00 a.m.
The St. Regis Hotel
Two East 55th Street, New York, New York

Website and Information Line

Tiffany's annual and quarterly financial results, other information and reports filed with the Securities and Exchange Commission are available on our website at www.tiffany.com (go to "About Tiffany" and "Shareholder Information"). Investors may also access certain information on our Shareholder Information Line at 800-TIF-0110.

Transfer Agent and Registrar

Please direct your communications regarding individual stock records, address changes or dividend payments to:

Mellon Investor Services LLC
480 Washington Boulevard, Jersey City, New Jersey 07310-1900
888-778-1307 or 201-329-8660 or www.melloninvestor.com

Direct Stock Purchases and Dividend Reinvestment

The Investor Services Program allows investors to purchase Tiffany & Co. Common Stock directly, rather than through a stockbroker, and become a registered shareholder of the Company. The program's features also include dividend reinvestment. Mellon Bank, N.A. is the sponsor of the program, which provides Tiffany & Co. shares through market purchases. For additional information, please contact Mellon Investor Services LLC at 888-778-1307 or 201-329-8660 or www.melloninvestor.com.

Investor and Financial Media Contact

Investors, securities analysts and the financial media should contact Mark L. Aaron, Vice President – Investor Relations, at the Company's headquarters by calling 212-230-5301 or by e-mail at mark.aaron@tiffany.com.

Dividend Payments

Quarterly dividends on Tiffany & Co. Common Stock, subject to declaration by the Company's Board of Directors, are typically paid in January, April, July and October.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
300 Madison Avenue, New York, New York 10017

Catalogs

SELECTIONS® catalogs are automatically mailed to registered shareholders. To request a catalog, please call 800-526-0649.

Stock Price and Dividend Information

	2005	2004	2003	2002	2001
Stock price at end of fiscal year	$ 37.70	$ 31.43	$ 39.64	$ 23.25	$ 35.70

	Price Ranges of Tiffany & Co. Common Stock						Cash Dividends Per Share	
	2005			2004			2005	2004
Quarter	High	Low	Close	High	Low	Close		
First	$ 35.25	$ 29.53	$ 30.15	$ 43.26	$ 35.44	$ 39.00	$ 0.06	$ 0.05
Second	34.84	28.60	34.03	39.78	32.38	35.75	0.08	0.06
Third	41.47	33.11	39.40	35.94	27.00	29.33	0.08	0.06
Fourth	43.80	37.47	37.70	32.76	29.47	31.43	0.08	0.06

On March 24, 2006, the closing price of Tiffany & Co. Common Stock was $39.00 and there were 7,487 holders of record of the Company's Common Stock.

Certifications

Michael J. Kowalski and James N. Fernandez have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1, 31.2, 32.1 and 32.2 of the Company's Form 10-K for the year ended January 31, 2006.

As required by the New York Stock Exchange ("NYSE"), on June 13, 2005, Michael J. Kowalski submitted his annual certification to the NYSE that stated he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Trademarks, Copyrights and Patents

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TIFFANY & CO.